                                                FILED PURSUANT TO RULE 424(b)(3)

                                                      REGISTRATION NO. 333-50196

                   [LOGO]                                         [LOGO]

                        JOINT PROXY STATEMENT/PROSPECTUS
                  MERGER PROPOSED: YOUR VOTE IS VERY IMPORTANT

    The boards of directors of Lightbridge, Inc. and Corsair
Communications, Inc. have agreed upon a merger combining Lightbridge and Corsair. Under the terms of the merger agreement, which was signed on October 26, 2000, and amended and restated on November 8, 2000, Lightning Merger Corporation, a wholly owned subsidiary of Lightbridge, will merge with and into Corsair and Corsair will become a wholly owned subsidiary of Lightbridge. Lightbridge will be the surviving publicly traded company.

    Assuming that no options to purchase common stock are exercised prior to the closing of the merger, Lightbridge expects to issue up to an aggregate of approximately 10,270,000 shares of its common stock to Corsair stockholders. In connection with the merger, Corsair stockholders will receive 0.5978 shares of Lightbridge common stock in exchange for each share of Corsair common stock. Lightbridge common stock is traded on The Nasdaq Stock Market under the symbol "LTBG."

    Completion of the merger is subject to approval of the stockholders of both companies. A special meeting of Corsair stockholders has been scheduled to vote on a proposal to adopt the merger agreement and a special meeting of Lightbridge stockholders has been scheduled to approve issuing the shares of Lightbridge common stock to be delivered to Corsair stockholders in connection with the merger and to approve a proposed amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan to increase the number of shares of Lightbridge common stock that may be issued under the plan by 2,000,000 shares, from 2,350,000 shares to 4,350,000 shares. This amendment will only be effective if the merger is completed, but the merger may be completed even if the amendment is not approved. Each of these special meetings will take place on February 7, 2001. Only stockholders of record of Lightbridge and Corsair common stock as of December 28, 2000 are entitled to vote at the respective meetings.

    A copy of the merger agreement is included as Annex A to this document. You should read this entire document, including the annexes, carefully.

    Your vote is very important. Whether or not you plan to attend a special meeting, please take the time to vote by completing and mailing the enclosed proxy card or vote by using the Internet or by telephone. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger and, if you are a Lightbridge stockholder, the proposal to amend Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan.

    FOR A MORE COMPLETE DESCRIPTION OF THE MERGER AND RISK FACTORS YOU MAY WANT TO CONSIDER IN CONNECTION WITH YOUR VOTE, SEE "THE MERGER" BEGINNING ON PAGE 32 AND "RISK FACTORS" BEGINNING ON PAGE 14.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

    This document is dated December 28, 2000 and is first being mailed to stockholders of Lightbridge and Corsair on or about January 3, 2001.

Sincerely,                                     Sincerely,
/s/ Pamela D. A. Reeve                         /s/ Thomas C. Meyer
--------------------------------------------   --------------------------------------------
Pamela D. A. Reeve                             Thomas C. Meyer
PRESIDENT AND CHIEF EXECUTIVE OFFICER          PRESIDENT AND CHIEF EXECUTIVE OFFICER
OF LIGHTBRIDGE, INC.                           OF CORSAIR COMMUNICATIONS, INC.

                          CORSAIR COMMUNICATIONS, INC.
                              3408 HILLVIEW AVENUE
                          PALO ALTO, CALIFORNIA 94304

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON FEBRUARY 7, 2001

                            ------------------------

    NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Corsair Communications, Inc., a Delaware corporation, will be held on February 7, 2001 at Corsair's executive offices, 3408 Hillview Avenue, Palo Alto, California, 94304 commencing at 8:30 a.m., local time, to consider and vote upon a proposal to adopt the amended and restated agreement and plan of reorganization dated as of November 8, 2000 among Lightbridge, Inc., Corsair Communications, Inc. and Lightning Merger Corporation, a wholly owned subsidiary of Lightbridge.

    We will transact no other business at the special meeting, except such business as may properly be brought before the special meeting or any adjournment of it.

    Stockholders of record at the close of business on December 28, 2000 are entitled to vote at the special meeting. We will make a list of stockholders entitled to vote at the special meeting available for inspection at our offices. Whether you plan to attend the special meeting or not, we ask that you promptly complete and return the enclosed proxy in the reply envelope or vote by telephone or by using the Internet. Please see the instructions included with your proxy card.

                                          By Order of the Board of Directors

                                          /s/ Martin J. Silver
                                          --------------------------------------

                                          Martin J. Silver
                                          SECRETARY

Dated: January 3, 2001
Palo Alto, California

                               LIGHTBRIDGE, INC.
                            67 SOUTH BEDFORD STREET
                        BURLINGTON, MASSACHUSETTS 01803

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON FEBRUARY 7, 2001

                            ------------------------

    NOTICE IS HEREBY GIVEN THAT a special meeting of stockholders of Lightbridge, Inc., a Delaware corporation, will be held on February 7, 2001 at the offices of Foley, Hoag & Eliot LLP, One Post Office Square, Sixteenth Floor, Boston, Massachusetts 02109, commencing at 10:00 a.m., local time, to consider and vote upon:

    1. a proposal to approve the issuance of Lightbridge common stock to be delivered in connection with the merger contemplated by the amended and restated agreement and plan of reorganization dated as of November 8, 2000 among Lightbridge, Inc., Corsair Communications, Inc., and Lightning Merger Corporation; and

    2. a proposal to approve an amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan to increase the number of shares of common stock that may be issued under the plan by 2,000,000 shares, from 2,350,000 shares to 4,350,000 shares. This amendment will only be effective if the merger is completed, but the merger may be completed even if the amendment is not approved.

    We will transact no other business at the special meeting, except such business as may properly be brought before the special meeting or any adjournment of it.

    Stockholders of record at the close of business on December 28, 2000 are entitled to vote at the special meeting. We will make a list of stockholders entitled to vote at the special meeting available for inspection at our offices. Whether you plan to attend the special meeting or not, we ask that you promptly complete and return the enclosed proxy in the reply envelope or vote by telephone or by using the Internet. Please see the instructions included with your proxy card.

                                          By Order of the Board of Directors

                                          /s/ Alexander H. Pyle
                                          --------------------------------------

                                          Alexander H. Pyle
                                          SECRETARY

Dated: January 3, 2001
Burlington, Massachusetts

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
QUESTIONS AND ANSWERS ABOUT THE MERGER......................      1

SUMMARY.....................................................      3
  The companies.............................................      3
  The merger................................................      3
  Recommendation of Corsair's board of directors............      3
  Recommendation of Lightbridge's board of directors........      4
  Special meeting of Corsair stockholders...................      4
  Special meeting of Lightbridge stockholders...............      4
  Ownership of Lightbridge common stock following the
    merger..................................................      4
  Management of Lightbridge following the merger............      5
  Stockholder agreements....................................      5
  Interests of Corsair's management and certain stockholders
    in the merger...........................................      5
  Conditions to the merger..................................      5
  Termination of the merger agreement.......................      5
  Expenses and break up fees................................      6
  Opinion of Lightbridge's financial advisor................      6
  Opinion of Corsair's financial advisor....................      6
  Listing on The Nasdaq Stock Market........................      7
  Accounting treatment......................................      7
  Material federal income tax consequences..................      7
  Dissenters' rights........................................      7
  Comparison of rights of Lightbridge stockholders and
    Corsair stockholders....................................      7
  Regulatory compliance.....................................      7
  Selected historical and pro-forma consolidated financial
    information.............................................      8
  Comparative per share data................................     12
  Comparative market price and dividend information.........     13

RISK FACTORS................................................     14

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
  INFORMATION...............................................     26

SPECIAL MEETINGS OF STOCKHOLDERS............................     27
SPECIAL MEETING OF LIGHTBRIDGE STOCKHOLDERS.................     27
  Matters for consideration.................................     27
  Board of directors' recommendation........................     27
  Record date...............................................     27
  Quorum and vote required..................................     27
  Voting of proxies.........................................     28
  How to revoke a proxy.....................................     28
  Solicitation of proxies and expenses......................     29
  Stock held by Lightbridge directors and officers..........     29
  Dissenters' rights........................................     29
SPECIAL MEETING OF CORSAIR STOCKHOLDERS.....................     29
  Matters for consideration.................................     29
  Board of directors' recommendation........................     29
  Record date...............................................     30
  Quorum and vote required..................................     30
  Voting of proxies.........................................     30

                                                                PAGE
                                                              --------
  How to revoke a proxy.....................................     31
  Solicitation of proxies and expenses......................     31
  Stock held by Corsair directors and officers..............     31
  Dissenters' rights........................................     31

THE MERGER..................................................     32
  Background of the merger..................................     32
  Lightbridge's reasons for the merger; Lightbridge's board
    of directors' recommendation............................     35
  Opinion of Lightbridge's financial advisor................     36
  Corsair's reasons for the merger; Corsair's board of
    directors' recommendation...............................     41
  Opinion of Corsair's financial advisor....................     42
  Interests of Corsair's management and certain stockholders
    in the merger...........................................     51
  Ownership of Lightbridge common stock following the
    merger..................................................     52
  Management of Lightbridge following the merger............     52

THE MERGER AGREEMENT........................................     53
  General...................................................     53
  Conversion of Corsair common stock........................     53
  Treatment of Corsair stock options........................     53
  Exchange of Corsair certificates..........................     54
  Representations and warranties............................     54
  Covenants.................................................     55
  No solicitation of transactions...........................     56
  Conditions to the merger..................................     56
  Expenses..................................................     58
  Break up fee..............................................     58
  Termination...............................................     58
  Amendment.................................................     59
  Extension and waiver......................................     59
  Closing and effective time................................     59

RELATED AGREEMENTS..........................................     60
  Stockholder agreements....................................     60
  Affiliate agreements......................................     60

RESALE OF LIGHTBRIDGE COMMON STOCK AND LISTING OF
  LIGHTBRIDGE COMMON STOCK..................................     61

MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................     61

ACCOUNTING TREATMENT........................................     62

REGULATORY COMPLIANCE.......................................     63

AMENDMENT TO LIGHTBRIDGE'S 1996 INCENTIVE AND NON-QUALIFIED
  STOCK OPTION PLAN.........................................     64
  General...................................................     64
  Background................................................     64
  Plan administration.......................................     64
  New plan benefits.........................................     66
  Future amendments to the 1996 stock option plan...........     66
  Federal income tax information with respect to the 1996
    stock option plan.......................................     67

                                                                PAGE
                                                              --------
COMPARISON OF THE RIGHTS OF LIGHTBRIDGE STOCKHOLDERS AND
  CORSAIR STOCKHOLDERS......................................     68

LEGAL MATTERS...............................................     70

EXPERTS.....................................................     70

WHERE YOU CAN FIND MORE INFORMATION.........................     70

INCORPORATION OF DOCUMENTS FILED WITH THE SEC...............     71

INDEX TO PRO FORMA FINANCIAL STATEMENTS.....................    P-1

ANNEXES

Annex A   Amended and Restated Agreement and Plan of Reorganization
Annex B   Opinion of Donaldson, Lufkin & Jenrette Securities
            Corporation to the Lightbridge Board of Directors, dated
            October 26, 2000
Annex C   Opinion of Broadview International LLC to the Corsair Board
            of Directors, dated October 26, 2000

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

    THE FOLLOWING QUESTIONS AND ANSWERS ARE INTENDED TO ADDRESS BRIEFLY SOME COMMONLY ASKED QUESTIONS REGARDING THE MERGER. THESE QUESTIONS AND ANSWERS MAY NOT ADDRESS ALL QUESTIONS THAT MAY BE IMPORTANT TO YOU. PLEASE REFER TO THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS DOCUMENT, THE ANNEXES TO THIS DOCUMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS DOCUMENT.

Q: WHAT AM I BEING ASKED TO VOTE UPON?

A: Corsair's board of directors and Lightbridge's board of directors have approved a merger agreement which provides that Lightbridge will acquire Corsair by merging Lightbridge's wholly owned subsidiary with Corsair. Corsair will become a wholly owned subsidiary of Lightbridge and Lightbridge will be the surviving publicly traded company. Corsair's and Lightbridge's boards of directors are asking their respective stockholders to provide the necessary approvals to complete the merger.

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: Corsair stockholders will receive 0.5978 shares of Lightbridge common stock for each share of Corsair common stock owned by them at the closing of the merger. No fractional shares of Lightbridge common stock will be issued. Corsair stockholders will receive cash instead of any fractional share to which they may be entitled.

    Lightbridge stockholders will continue to own the shares of Lightbridge common stock that they currently own.

Q: WHAT DO I NEED TO DO NOW?

A: Please mail your signed proxy card in the enclosed return envelope as soon as possible, or vote by telephone or using the Internet, so that your shares may be represented at your special meeting. Please see the instructions included with your proxy card.

Q: WHAT HAPPENS IF I DON'T VOTE?

A. If you are a Corsair stockholder and you fail to respond, it will have the same effect as a vote against the merger. If you are a Lightbridge stockholder and you fail to respond, you will not be deemed to be present at the Lightbridge special meeting and your shares therefore will not participate in the votes taken at the special meeting.

    If you sign, date and mail your proxy card, but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger and, in the case of Lightbridge stockholders, in favor of the proposal to amend Lightbridge's 1996 Incentive and Nonqualified Stock Option Plan.

    If you respond and abstain from voting, your proxy will have the same effect as a vote against the merger-related proposal and, in the case of Lightbridge stockholders, against the proposal to amend Lightbridge's stock option plan.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
    SHARES FOR ME?

A. If you are a Corsair stockholder and do not provide your broker with instructions on how to vote your shares held in "street name," your broker will not be permitted to vote them and you will, in effect, be voting against the merger. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please check the instructions provided by your broker to see if it offers telephone or Internet voting.

    In the case of Lightbridge stockholders, if you do not give voting instructions to your broker, you will not be deemed to be present at the Lightbridge special meeting and your shares will not participate in the votes taken at the special meeting.

Q: WHAT IF I WANT TO CHANGE MY VOTE?

A: A vote can be changed at any time before the proxy is voted at the special meeting. If you hold your shares in "street name" through a broker, you can send a written notice to your broker stating that you would like to revoke your proxy or you can complete and deliver a new proxy to your broker. You may also appear at the meeting with a signed revocation and a legal proxy from your broker allowing you to vote your shares in person. If your shares are held in your own name, and not by your broker, you may revoke your proxy by completing and delivering a new proxy or by appearing at the special meeting and voting in person.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working to complete the merger as soon as possible. We expect to complete the merger promptly following the approval of our stockholders at the special meetings.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, Corsair stockholders will receive written instructions for exchanging their stock certificates. Lightbridge stockholders will keep their current stock certificates.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A: As a general matter, neither you, Lightbridge nor Corsair will recognize any gain or loss for federal income tax purposes in the merger. Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q: WHAT ELSE ARE STOCKHOLDERS BEING ASKED TO VOTE ON AT THE SPECIAL MEETINGS?

A. Lightbridge stockholders will also vote on a proposal to approve an amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan to increase the number of shares of common stock that may be issued under the plan by 2,000,000 shares, from 2,350,000 shares to 4,350,000 shares. This amendment will only be effective if the merger is completed, but the merger may be completed even if the amendment is not approved.

Q: WHAT VOTE IS REQUIRED TO APPROVE EACH OF THE PROPOSALS?

A. For Lightbridge, the affirmative vote of a majority of the shares of Lightbridge common stock present or represented by proxy and entitled to vote at the Lightbridge special meeting is required to approve the issuance of Lightbridge common stock to be delivered in connection with the merger and the amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan.

    For Corsair, the affirmative vote of the holders of a majority of the outstanding shares of Corsair's common stock is required to adopt the merger agreement.

    The Lightbridge board of directors recommends that its stockholders vote FOR the proposal to approve the issuance of Lightbridge common stock to be delivered in connection with the merger and FOR the proposal to amend Lightbridge's 1996 Incentive and Nonqualified Stock Option Plan. The Corsair board of directors recommends that its stockholders vote FOR the proposal to adopt the merger agreement.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE MERGER FULLY, AND FOR MORE COMPLETE DESCRIPTIONS OF THE TERMS OF THE MERGER, YOU SHOULD READ CAREFULLY THIS ENTIRE DOCUMENT AND THE DOCUMENTS WHICH WE INCORPORATE BY REFERENCE. PLEASE ALSO REFER TO THE SECTION ENTITLED "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 70 AND "INCORPORATION OF DOCUMENTS FILED WITH THE SEC" ON PAGE 71 FOR SOURCES OF ADDITIONAL INFORMATION. THIS DOCUMENT AND THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FACTORS SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS DOCUMENT AND THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE.

THE COMPANIES

LIGHTBRIDGE, INC.
67 South Bedford Street
Burlington, Massachusetts 01803
(781) 359-4000

    Lightbridge, Inc. provides customer relationship management solutions that enable communications services providers to initiate and maintain relationships with their subscribers. Clients ranging from large established carriers to emerging service providers worldwide rely on Lightbridge's
Telesto-Registered Trademark- network of integrated customer acquisition and risk management solutions to forge enduring customer relationships. Lightbridge's traditional and Web-based offerings are designed to facilitate rapid application approval, minimize fraud and expand the opportunity to retain high-value customers. Carriers also depend on Lightbridge as a valuable partner, which can leverage its diverse range of business consulting services to enhance customer profitability and operational efficiencies.

CORSAIR COMMUNICATIONS, INC.
3408 Hillview Avenue
Palo Alto, California 94304
(650) 842-3300

    Corsair Communications, Inc. is a leading provider of system solutions for the global wireless industry. Corsair's PrePay-TM- billing system provides wireless telecommunications carriers with a software solution designed to integrate with the upcoming Wireless Intelligent Network standards. Corsair believes that PrePay currently serves over 11 million subscribers. Corsair's PhonePrint-Registered Trademark- system has proven highly effective in reducing cloning fraud. Corsair believes that PhonePrint has prevented hundreds of millions of fraudulent call attempts and saved its customers millions of dollars in fraud losses. Corsair believes that its products can provide a number of benefits to wireless telecommunications carriers, including reduced costs, improved cash flow, increased market penetration and improved customer service.

THE MERGER (SEE PAGE 32)

    Lightning Merger Corporation, a wholly owned subsidiary of Lightbridge, will be merged with and into Corsair, with Corsair becoming a subsidiary of Lightbridge. In the merger, each Corsair stockholder will receive:

    - 0.5978 of a share of Lightbridge common stock for each share of Corsair common stock owned by that stockholder; and

    - cash instead of any fractional share.

    We incorporate by reference the full text of the merger agreement which is attached as Annex A to this document. YOU SHOULD READ CAREFULLY THE ENTIRE MERGER AGREEMENT.

RECOMMENDATION OF CORSAIR'S BOARD OF DIRECTORS (SEE PAGE 29)

    Corsair's board of directors believes that the merger is fair to Corsair stockholders and in their best interest and has unanimously voted to approve the merger agreement and recommends that its stockholders vote FOR the adoption of the merger agreement.

RECOMMENDATION OF LIGHTBRIDGE'S BOARD OF DIRECTORS (SEE PAGE 27)

    Lightbridge's board of directors believes that the merger is fair to Lightbridge stockholders and in their best interest and has unanimously voted to approve the merger agreement and recommends that its stockholders vote FOR the issuance of Lightbridge common stock to be delivered in connection with the merger. Lightbridge's board also unanimously recommends that its stockholders vote FOR the approval of the amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan.

SPECIAL MEETING OF CORSAIR STOCKHOLDERS (SEE PAGE 29)

    TIME, DATE, PLACE AND PURPOSE. Corsair will hold a special meeting of its stockholders on February 7, 2001 at 8:30 a.m., local time, at Corsair's executive offices, 3408 Hillview Avenue, Palo Alto, California, 94304. At the meeting, Corsair stockholders will consider and vote on a proposal to adopt the merger agreement.

    RECORD DATE, QUORUM AND VOTE REQUIRED. Only holders of record of Corsair common stock at the close of business on December 28, 2000, the record date for Corsair's special meeting, are entitled to notice of and to vote at the special meeting. A majority of the shares of Corsair common stock outstanding on the record date must be present, in person or by proxy, to constitute a quorum at the special meeting. The merger must be approved by a majority of the outstanding shares of Corsair common stock. On the record date, there were 17,179,408 outstanding shares of Corsair common stock held by 138 holders of record.

SPECIAL MEETING OF LIGHTBRIDGE STOCKHOLDERS (SEE PAGE 27)

    TIME, DATE, PLACE AND PURPOSE. Lightbridge will hold a special meeting of its stockholders on February 7, 2001 at 10:00 a.m., local time, at the offices of Foley, Hoag & Eliot LLP, One Post Office Square, Sixteenth Floor, Boston, Massachusetts 02109. At the meeting, Lightbridge stockholders will consider and vote on a proposal to approve the issuance of Lightbridge common stock to be delivered in connection with the merger and a proposal to approve an amendment to Lightbridge's 1996 Incentive and Nonqualified Stock Option Plan to increase the number of shares of common stock that may be issued under the plan by 2,000,000 shares to 4,350,000 shares.

    RECORD DATE, QUORUM AND VOTE REQUIRED. Only holders of record of Lightbridge common stock at the close of business on December 28, 2000, the record date for Lightbridge's special meeting, are entitled to notice of and to vote at the special meeting. A majority of the shares of Lightbridge common stock outstanding on the record date must be present, in person or by proxy, to constitute a quorum at the special meeting. The issuance of stock in connection with the merger and the proposed amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan must each be approved by a majority of the votes cast at the special meeting. On the record date, there were 17,568,093 outstanding shares of Lightbridge common stock held by 159 holders of record.

OWNERSHIP OF LIGHTBRIDGE COMMON STOCK FOLLOWING THE MERGER (SEE PAGE 52)

    Assuming that no options to purchase common stock are exercised prior to the closing of the merger, Lightbridge will issue up to approximately 10,270,000 shares of its common stock to Corsair stockholders in the merger. Following the merger, existing Lightbridge stockholders will own approximately 63.5%, and former Corsair stockholders will own approximately 36.5%, of the outstanding common stock of the combined company. Our calculation of the percentage ownership of Lightbridge common stock following the merger is based on each company's outstanding common stock as of September 30, 2000. We used the treasury method of accounting to calculate the effect of options and warrants. This method assumes the exercise of each company's currently exercisable options and warrants with an exercise price below the current trading value of that company's shares on The Nasdaq Stock Market and deducts a number of shares assumed to be purchased in the open market with the proceeds of the option and warrant exercises.

MANAGEMENT OF LIGHTBRIDGE FOLLOWING THE MERGER (SEE PAGE 52)

    Upon the effectiveness of the merger, Lightbridge's board of directors will consist of 3 individuals who are currently members of Lightbridge's board, Torrence C. Harder, Andrew G. Mills and Pamela D.A. Reeve, and 2 individuals who are currently members of Corsair's board, Rachelle B. Chong and Thomas C. Meyer. Mr. Meyer will become President and Chief Operating Officer of Lightbridge and Ms. Reeve will remain Chief Executive Officer. In addition, Lightbridge will employ several other members of Corsair's management as senior executives.

STOCKHOLDER AGREEMENTS (SEE PAGE 60)

    When the merger agreement was signed, the directors and executive officers of Corsair who hold Corsair common stock entered into stockholder agreements with Lightbridge and executed irrevocable proxies in favor of Lightbridge, which require those persons not to dispose of Corsair common stock and authorize Lightbridge to vote their shares with respect to the merger. The directors and executive officers of Lightbridge who hold Lightbridge common stock entered into equivalent stockholder agreements with Corsair and executed equivalent proxies in favor of Corsair.

INTERESTS OF CORSAIR'S MANAGEMENT AND CERTAIN STOCKHOLDERS IN THE MERGER (SEE
  PAGE 51)

    In considering your board's recommendation that you vote to adopt the merger agreement, you should be aware that Corsair's officers and directors may have interests in the merger that are different from, or in addition to, your interest in the merger.

CONDITIONS TO THE MERGER (SEE PAGE 56)

    We will not complete the merger unless a number of conditions are satisfied or waived. These include, among others:

    - approval by Lightbridge's and Corsair's stockholders;
    - expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

    - registration under the Securities Act of 1933 of the shares of Lightbridge common stock to be received by Corsair stockholders;

    - approval for listing on The Nasdaq Stock Market of the additional shares of Lightbridge common stock to be issued in the merger;

    - receipt of opinions of counsel to Lightbridge and counsel to Corsair that the merger will constitute a tax-free reorganization for U.S. federal income tax purposes; and

    - receipt of letters from the independent public accountants of Lightbridge and Corsair regarding the appropriateness of pooling of interests accounting.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 58)

    The merger agreement may be terminated and the merger may be abandoned at any time prior to completion in the following circumstances:

    - by mutual written consent of the parties;

    - by either party, upon issuance of a governmental order which would prevent consummation of the merger, make the merger illegal, prohibit Lightbridge from owning or operating all or a material portion of Corsair's business, or require Lightbridge to dispose of or hold separately a material portion of its or Corsair's business or assets as a result of the merger;

    - by either party, if the merger has not been consummated by February 28, 2001, or, if the merger is not consummated solely because the waiting period under applicable antitrust laws has not expired or terminated, by March 31, 2001;

    - by either party, if Corsair's and/or Lightbridge's stockholders do not approve their respective merger-related proposals;

    - by Corsair, if Lightbridge's representations and warranties become untrue or if Lightbridge breaches its covenants in a material way;

    - by Lightbridge, if Corsair's representations and warranties become untrue or if Corsair breaches its covenants in a material way;

    - by Corsair, if Lightbridge's board of directors amends, withholds or withdraws its recommendation of the merger, or accepts a superior acquisition proposal from another company or recommends a superior acquisition proposal to its stockholders; or

    - by Lightbridge, if Corsair's board of directors amends, withholds or withdraws its recommendation of the merger, or accepts a superior acquisition proposal from another company or recommends a superior acquisition proposal to its stockholders.

EXPENSES AND BREAK UP FEES (SEE PAGE 58)

    In general, Lightbridge and Corsair will pay their own expenses and will share the cost of printing and filing this document, except as follows:

    - if the merger agreement is terminated due to a material breach, the breaching party will pay the non-breaching party's expenses up to $1.5 million; or

    - if the merger agreement is terminated because either party's board of directors adversely alters its recommendation of the merger or its stockholders do not approve the merger, then that party will pay the other party's expenses up to $1.5 million.
    A break up fee of $3.0 million may be payable under the following circumstances:

    - if either party's board of directors adversely alters its recommendation of the merger and its stockholders do not approve the merger; or

    - if either party's board of directors accepts or approves an unsolicited acquisition proposal which it deems to be a superior proposal or adversely alters its recommendation of the merger after receiving the superior proposal and, if either,

        - the superior proposal is completed within 6 months of the board's action; or

        - an agreement for another acquisition proposal is entered into within 6 months of the board's action and that transaction is completed.

Any expenses or break up fees to be paid by one party to the other will be offset so that in no event will either party receive more than $3.0 million in expenses or break up fees.

OPINION OF LIGHTBRIDGE'S FINANCIAL ADVISOR (SEE PAGE 36)

    In connection with the merger, Lightbridge's board of directors received the written opinion of Donaldson, Lufkin & Jenrette Securities Corporation, Lightbridge's financial advisor, that the exchange ratio of 0.5978 of a share of Lightbridge common stock for each share of Corsair common stock was fair as of the date of the opinion, from a financial point of view, to Lightbridge. The full text of the opinion, which is attached to this document as Annex B, is subject to specified assumptions, limitations and qualifications. LIGHTBRIDGE ENCOURAGES ITS STOCKHOLDERS TO READ CAREFULLY THIS OPINION IN ITS ENTIRETY.

OPINION OF CORSAIR'S FINANCIAL ADVISOR (SEE PAGE 42)

    In connection with the merger, Corsair's board of directors received the written opinion of Broadview International LLC, Corsair's financial advisor, that the exchange ratio of 0.5978 of a share of Lightbridge common stock for each share of Corsair common stock is fair, from a financial point of view, to Corsair's stockholders. The full text of the opinion, which is attached to this document as Annex C, contains assumptions made, matters considered and qualifications and limitations on the scope of Broadview's review. CORSAIR ENCOURAGES ITS STOCKHOLDERS TO READ CAREFULLY THIS OPINION IN ITS ENTIRETY.

LISTING ON THE NASDAQ STOCK MARKET (SEE PAGE 61)

    Lightbridge will apply to have the shares of Lightbridge common stock issued in connection with the merger listed on The Nasdaq Stock Market. Lightbridge common stock is traded on The Nasdaq Stock Market under the symbol "LTBG."

ACCOUNTING TREATMENT (SEE PAGE 62)

    Lightbridge and Corsair intend that the merger qualify as a pooling of interests, which means that, for accounting and financial reporting purposes, the companies will be treated as if they had always been combined.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 61)

    In general, Corsair stockholders who exchange their shares of Corsair common stock for Lightbridge common stock will not recognize any gain or loss for U.S. federal income tax purposes in the merger, except for gain or loss arising from cash received instead of fractional shares. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR.

DISSENTERS' RIGHTS (SEE PAGE 31)

    Corsair stockholders do not have appraisal or dissenters' rights in connection with the merger.

COMPARISON OF RIGHTS OF LIGHTBRIDGE STOCKHOLDERS AND CORSAIR STOCKHOLDERS (SEE
  PAGE 68)

    The rights of Corsair stockholders are determined by Delaware law and Corsair's certificate of incorporation and by-laws. If the merger is completed, Corsair stockholders will receive shares of Lightbridge common stock. As a stockholder of Lightbridge, your rights will be governed by Delaware law and Lightbridge's certificate of incorporation and by-laws. Please see "Comparison of rights of Lightbridge stockholders and Corsair stockholders" for a comparison of the material differences of these provisions.

REGULATORY COMPLIANCE (SEE PAGE 63)

    Completion of the merger will not occur until we have satisfied the requirements of applicable laws and regulations. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Lightbridge and Corsair must furnish specified materials and information to the Antitrust Division of the Department of Justice and the Federal Trade Commission. Lightbridge and Corsair are currently preparing the required notification and report forms.

SELECTED HISTORICAL AND UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

    Lightbridge and Corsair are providing the following consolidated financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports and other information that Lightbridge and Corsair have filed with the SEC and incorporated into this document by reference.

    Lightbridge and Corsair each prepare financial statements on the basis of a fiscal year ending on December 31. Lightbridge changed its fiscal year end from September 30 to December 31, effective with the fiscal year ended December 31, 1996. Lightbridge derived its information from the consolidated financial statements of Lightbridge audited by Deloitte & Touche LLP as of December 31, 1999, 1998, 1997 and 1996, and September 30, 1995 and for each of the years then ended and as of December 31, 1995 and for the three months then ended, and from the unaudited financial statements as of and for the nine months ended
September 30, 2000 and 1999. Corsair derived its information from the consolidated financial statements of Corsair as of December 31, 1999, 1998, 1997, 1996 and 1995 and for each of the years then ended, which were audited by KPMG LLP, except for the statements of operations, stockholders' equity and cash flows of Subscriber Computing, Inc., a company acquired by Corsair in a business combination accounted for as a pooling of interests. Corsair derived the amounts included for SCI from financial statements audited by Deloitte & Touche LLP. Corsair also derived information from its unaudited financial statements as of and for the nine months ended September 30, 2000 and 1999.

    The selected historical consolidated financial information for both Lightbridge and Corsair reflects the effects of recent acquisitions and non-recurring charges. The consolidated financial statements of Corsair give retroactive effect to the merger with SCI on June 23, 1998. The consolidated financial statements of Corsair have been restated for all periods presented as if Corsair and SCI had always been combined.

    The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Lightbridge and Corsair consider necessary for a fair presentation of their respective financial positions and results of operations for these periods. Operating results for the nine month period ended September 30, 2000, are not necessarily indicative of results that may be expected for the entire year ending December 31, 2000, or any other period.

    For purposes of the unaudited pro forma consolidated statement of operations data, Lightbridge's and Corsair's respective consolidated statements of operations for the nine months ended September 30, 2000 and 1999, and the three years ended December 31, 1999, 1998 and 1997, have been combined. The selected unaudited pro forma consolidated balance sheet data gives effect to the merger as if the transaction occurred on September 30, 2000, and combines the consolidated balance sheets of Lightbridge and Corsair as of that date. Pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

               SELECTED HISTORICAL FINANCIAL DATA OF LIGHTBRIDGE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               NINE MONTHS                                                                THREE
                                                  ENDED                                                        YEAR       MONTHS
                                              SEPTEMBER 30,               YEAR ENDED DECEMBER 31,              ENDED      ENDED
                                           -------------------   -----------------------------------------   SEPT. 30,   DEC. 31,
                                             2000       1999       1999       1998       1997       1996       1995        1995
                                           --------   --------   --------   --------   --------   --------   ---------   --------
STATEMENT OF OPERATIONS DATA:
Revenues.................................  $85,651    $65,399    $89,716    $63,352    $40,549    $29,545     $19,350    $ 6,512
Cost of revenues.........................   43,138     30,826     42,876     33,108     19,427     15,986      12,607      3,484
                                           -------    -------    -------    -------    -------    -------     -------    -------
Gross profit.............................   42,513     34,573     46,840     30,244     21,122     13,559       6,743      3,028
                                           -------    -------    -------    -------    -------    -------     -------    -------
Operating expenses:
  Development costs......................   11,997      9,049     12,659      9,596      6,072      4,380       3,864      1,145
  Sales and marketing....................    6,361      5,747      7,482      6,857      6,041      3,673       1,902        795
  General and administrative.............    9,073      8,666     10,877      8,490      4,732      2,769       2,584        701
  Amortization of goodwill and acquired
    workforce............................      502      1,044      1,342      2,982        497         --          --         --
  Intangible asset impairment............       --         --         --      7,385         --         --          --         --
  Purchased in-process research and
    development..........................       --         --         --         --      4,000         --          --         --
                                           -------    -------    -------    -------    -------    -------     -------    -------
Total operating expenses.................   27,933     24,506     32,360     35,310     21,342     10,822       8,350      2,641
                                           -------    -------    -------    -------    -------    -------     -------    -------
Income (loss) from operations............   14,580     10,067     14,480     (5,066)      (220)     2,737      (1,607)       387
Other income (expense)...................    1,109        903      1,233        682        949       (305)       (826)      (313)
                                           -------    -------    -------    -------    -------    -------     -------    -------
Income (loss) before income taxes........   15,689     10,970     15,713     (4,384)       729      2,432      (2,433)        74
Provision for income taxes...............    6,316      5,376      5,568      2,513        892        160          --          2
                                           -------    -------    -------    -------    -------    -------     -------    -------
Net income (loss)........................  $ 9,373    $ 5,594    $10,145    $(6,897)   $  (163)     2,272      (2,433)        72
                                           =======    =======    =======    =======    =======
Accretion of preferred stock dividends...                                                            (137)       (182)       (46)
                                                                                                  -------     -------    -------
Net income (loss) available for common
  stock..................................                                                         $ 2,135     $(2,615)   $    26
                                                                                                  =======     =======    =======
Basic earnings (loss) per common share...  $  0.55    $  0.35    $  0.62    $ (0.44)   $ (0.01)   $  0.33     $ (0.40)   $    --
                                           =======    =======    =======    =======    =======    =======     =======    =======
Shares used in basic per share
  calculation............................   16,935     15,960     16,235     15,834     14,802      6,521       6,508      6,509
                                           =======    =======    =======    =======    =======    =======     =======    =======
Diluted earnings (loss) per common
  share..................................  $  0.51    $  0.32    $  0.56    $ (0.44)   $ (0.01)   $  0.17     $ (0.40)   $    --
                                           =======    =======    =======    =======    =======    =======     =======    =======
Shares used in diluted per share
  calculation............................   18,501     17,549     17,991     15,834     14,802     13,106       6,508      6,509
                                           =======    =======    =======    =======    =======    =======     =======    =======

BALANCE SHEET DATA:
Cash and cash equivalents................  $38,936    $25,752    $35,478    $16,437    $15,716    $27,901     $   539    $    58
Working capital (deficit)................  $44,907    $32,153    $36,771    $24,519    $21,186    $30,457     $(3,280)   $(1,967)
Total assets.............................  $91,161    $68,680    $75,857    $57,777    $63,565    $41,766     $10,214    $11,055
Long-term obligations, less current
  portion................................  $   849    $ 1,251    $ 1,102    $ 1,181    $ 2,221    $ 2,221     $ 3,796    $ 4,515
Redeemable convertible preferred stock...  $    --    $    --    $    --    $    --    $    --    $    --     $ 3,131    $ 3,177
Stockholder's equity (deficit)...........  $69,525    $51,265    $57,292    $44,447    $50,716    $33,599     $(3,564)   $(3,522)

    Other income (expense) consists principally of interest expense for the years ended December 31, 1996 and September 30, 1995 and for the three months ended December 31, 1995. Other income (expense) consists principally of interest income for the nine months ended September 30, 2000 and for the years ended December 31, 1998 and 1997. For the nine months ended September 30, 1999 and for the year ended December 31, 1999, other income (expense) consists principally of interest income and a nonrecurring gain of approximately $415 on the sale of an investment.

                 SELECTED HISTORICAL FINANCIAL DATA OF CORSAIR
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           NINE MONTHS
                                                              ENDED
                                                          SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                                       -------------------   ----------------------------------------------------
                                                         2000       1999       1999       1998       1997       1996       1995
                                                       --------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues.............................................  $48,417    $48,411    $66,207    $65,218    $60,856    $ 31,216   $15,139
Cost of revenues.....................................   14,788     18,567     24,314     26,562     36,867      24,935    12,716
                                                       -------    -------    -------    -------    -------    --------   -------
Gross profit.........................................   33,629     29,844     41,893     38,656     23,989       6,281     2,423
Operating costs and expenses:
  Research and development...........................    9,348      8,572     11,312     18,289     12,525       8,583     3,421
  Sales and marketing................................    9,623     10,339     13,421     16,775     11,411       7,764     4,274
  General and administrative.........................    4,509      5,034      6,606      8,501      9,432       5,282     3,547
  Reorganization costs...............................       --        856        856         --         --          --        --
  Write-off of capitalized software costs............       --         --         --         --         --       3,760        --
  Merger related expenses............................       --         --         --      4,191         --          --        --
                                                       -------    -------    -------    -------    -------    --------   -------
Total operating expenses.............................   23,480     24,801     32,195     47,756     33,368      25,389    11,242
Operating income (loss)..............................   10,149      5,043      9,698     (9,100)    (9,379)    (19,108)   (8,819)
Loss on sale of assets...............................       --     (2,176)    (2,176)        --         --          --        --
Interest income (expense), net.......................    2,871      1,270      1,817      2,460      1,191        (494)      181
                                                       -------    -------    -------    -------    -------    --------   -------
Income (loss) before income taxes....................   13,020      4,137      9,339     (6,640)    (8,188)    (19,602)   (8,638)
Income tax expense...................................    4,035        984        498         --          8           3         2
                                                       -------    -------    -------    -------    -------    --------   -------
Income (loss) before extraordinary item..............    8,985      3,153      8,841     (6,640)    (8,196)    (19,605)   (8,640)
Loss on debt extinguishment, net.....................       --         --         --       (226)      (428)         --        --
                                                       -------    -------    -------    -------    -------    --------   -------
Net income (loss)....................................  $ 8,985    $ 3,153    $ 8,841    $(6,866)   $(8,624)   $(19,605)  $(8,640)
                                                       =======    =======    =======    =======    =======    ========   =======
Basic net income (loss) per share data:
Income (loss) per share before extraordinary item....  $  0.52    $  0.18    $  0.50    $ (0.38)   $ (0.82)   $ (11.57)  $ (5.49)
Extraordinary item...................................       --         --         --      (0.01)     (0.04)         --        --
                                                       -------    -------    -------    -------    -------    --------   -------
Basic net income (loss) per share....................  $  0.52    $  0.18    $  0.50    $ (0.39)   $ (0.86)   $ (11.57)  $ (5.49)
                                                       =======    =======    =======    =======    =======    ========   =======
Shares used in basic per share calculation...........   17,266     17,702     17,700     17,749     10,017       1,694     1,573
                                                       =======    =======    =======    =======    =======    ========   =======
Diluted net income (loss) per share data:
Income (loss) per share before extraordinary item....  $  0.49    $  0.17    $  0.48    $ (0.38)   $ (0.82)   $ (11.57)  $ (5.49)
Extraordinary item...................................       --         --         --      (0.01)     (0.04)         --        --
                                                       -------    -------    -------    -------    -------    --------   -------
Diluted net income (loss) per share..................  $  0.49    $  0.17    $  0.48    $ (0.39)   $ (0.86)   $ (11.57)  $ (5.49)
                                                       =======    =======    =======    =======    =======    ========   =======
Shares used in diluted per share calculation.........   18,524     18,677     18,315     17,749     10,017       1,694     1,573
                                                       =======    =======    =======    =======    =======    ========   =======
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....  $65,358    $45,306    $52,949    $38,573    $62,953    $ 22,081   $15,569
Working capital......................................  $57,110    $48,768    $51,305    $45,424    $51,321    $ 17,670   $15,145
Total assets.........................................  $84,361    $74,473    $76,683    $71,560    $87,539    $ 41,726   $26,707
Long-term liabilities................................  $    --    $   867    $   670    $ 1,624    $ 3,164    $  8,295   $ 8,030
Stockholder's equity.................................  $62,566    $53,570    $56,615    $52,114    $57,375    $ 13,651   $13,077

    On June 23, 1998, Corsair acquired Subscriber Computing, Inc. in a merger accounted for under the pooling of interests method of accounting. Corsair's consolidated financial statements have been restated to include the financial position and results of SCI for all periods presented. Due to the fiscal year end conversion of SCI to that of Corsair, SCI's net revenues of $2.9 million and net loss of $4.9 million for the three-month period ended December 31, 1997 are not included in the statement of operations data.

    The selected financial data presented above under the caption "Statement of operations data" for each of the years ended December 31, 1999, 1998, 1997, 1996 and 1995 combines Corsair's statements of operations for each of the years in the five-year period ended December 31, 1999 with SCI's statements of operations for each of the years in the three-year period ended September 30, 1997, and the years ended December 31, 1999 and 1998, respectively, giving effect to the fiscal year end conversion and the merger as if it had occurred at the beginning of the earliest period presented on a pooling of interest basis.

              SELECTED UNAUDITED COMBINED PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                            -------------------   ------------------------------
                                              2000       1999       1999       1998       1997
                                            --------   --------   --------   --------   --------
COMBINED CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues..............................  $134,068   $113,810   $155,923   $128,569   $101,405
Operating income (loss)...................    24,729     15,110     24,178    (14,166)    (9,599)
Income (loss) before extraordinary item...    18,358      8,747     18,986    (13,763)    (8,787)
Basic income (loss) per share data:
  Basic income (loss) per share before
    extraordinary item....................  $   0.67   $   0.33   $   0.71   $  (0.51)  $  (0.40)
                                            ========   ========   ========   ========   ========
  Shares used in per share calculation....    27,257     26,542     26,816     26,444     20,790
                                            ========   ========   ========   ========   ========
Diluted income (loss) per share data:
  Diluted income (loss) per share before
    extraordinary item....................  $   0.62   $   0.30   $   0.66   $  (0.51)  $  (0.40)
                                            ========   ========   ========   ========   ========
  Shares used in per share calculation....    29,575     28,714     28,940     26,444     20,790
                                            ========   ========   ========   ========   ========

                                                                    AS OF
                                                              SEPTEMBER 30, 2000
                                                              ------------------
COMBINED CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........       $104,294
Working capital.............................................       $ 95,917
Total assets................................................       $175,522
Long-term obligations.......................................       $    849
Retained earnings (accumulated deficit).....................       $(30,318)
Total stockholder's equity..................................       $125,991

COMPARATIVE PER SHARE DATA

    The following table presents specified historical per share data of Lightbridge and Corsair and combined per share data on an unaudited pro forma basis after giving effect to the merger on a pooling of interests basis assuming the issuance of 0.5978 shares of Lightbridge common stock in exchange for each share of Corsair common stock. This data is derived from and should be read in conjunction with the selected historical consolidated financial data included in this document and separate historical consolidated financial statements of Lightbridge and Corsair incorporated by reference in this document. The unaudited pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                              NINE MONTHS
                                                                 ENDED
                                                             SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                                          -------------------   ------------------------------
                                                            2000       1999       1999       1998       1997
                                                          --------   --------   --------   --------   --------
Historical Lightbridge:
  Basic net income (loss) per share.....................   $0.55      $0.35      $0.62      $(0.44)    $(0.01)
  Diluted net income (loss) per share...................   $0.51      $0.32      $0.56      $(0.44)    $(0.01)

Historical Corsair:
  Basic income (loss) per share
    Before extraordinary item...........................   $0.52      $0.18      $0.50      $(0.38)    $(0.82)
    Net income (loss)...................................   $0.52      $0.18      $0.50      $(0.39)    $(0.86)
  Diluted income (loss) per share
    Before extraordinary item...........................   $0.49      $0.17      $0.48      $(0.38)    $(0.82)
    Net income (loss)...................................   $0.49      $0.17      $0.48      $(0.39)    $(0.86)

Pro forma combined diluted income (loss) before
  extraordinary item:
  Per Lightbridge share.................................   $0.62      $0.30      $0.66      $(0.51)    $(0.40)
  Equivalent per Corsair share..........................   $0.37      $0.18      $0.39      $(0.31)    $(0.24)

Book value per share:
  Historical Lightbridge................................   $3.98                 $3.45
  Historical Corsair....................................   $3.64                 $3.10
  Proforma combined per Lightbridge share...............   $4.57                 $4.13
  Proforma equivalent per combined Corsair share........   $2.73                 $2.47

    We calculated the pro forma combined diluted income (loss) equivalent per Corsair share amount by multiplying the pro forma combined diluted income (loss) per Lightbridge share amount by the exchange ratio of 0.5978 shares of Lightbridge common stock for each share of Corsair common stock.

    We computed the historical book value per share by dividing stockholders' equity by the number of shares of common stock outstanding at September 30, 2000 and December 31, 1999. We computed the pro forma combined book value per share by dividing pro forma stockholders' equity by the pro forma number of shares of Lightbridge common stock outstanding as of September 30, 2000 and December 31, 1999, assuming the merger had occurred as of those dates. We calculated the pro forma equivalent combined book value per Corsair share by multiplying the pro forma combined book value per Lightbridge share by the exchange ratio of 0.5978 shares of Lightbridge common stock for each share of Corsair common stock.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

    The following table presents the high and low closing prices of Lightbridge and Corsair common stock, as reported in published financial sources, for the periods indicated. Closing prices have been rounded to the nearest full cent.

                                                                  LIGHTBRIDGE             CORSAIR
                                                                 COMMON STOCK          COMMON STOCK
                                                              -------------------   -------------------
QUARTER                                                         HIGH       LOW        HIGH       LOW
-------                                                       --------   --------   --------   --------
2000
Fourth Quarter (through December 28, 2000)..................   $17.88     $ 7.13     $ 8.75     $ 4.00
Third Quarter...............................................    27.50       9.00      28.25       7.81
Second Quarter..............................................    24.50      15.25      28.75      14.00
First Quarter...............................................    28.81      16.69      32.25       7.00

1999
Fourth Quarter..............................................    33.25      15.38      12.00       6.88
Third Quarter...............................................    19.88      11.88       8.06       4.19
Second Quarter..............................................    12.56       4.75       5.00       3.88
First Quarter...............................................     7.25       4.63       6.22       3.69

1998
Fourth Quarter..............................................     6.22       3.13       6.25       2.63
Third Quarter...............................................     9.25       3.38      11.00       2.63
Second Quarter..............................................    19.25       8.41      21.19       6.50
First Quarter...............................................    20.25      10.00      22.25      14.00

    The following table presents the high, low and closing per share sale prices for shares of Lightbridge common stock and Corsair common stock on The Nasdaq Stock Market as of October 25, 2000, the last full day of trading before Lightbridge and Corsair publicly announced the execution of the merger agreement, and as of December 28, 2000, the most recent practicable date prior to the mailing of this document to our stockholders.

                                                 LIGHTBRIDGE COMMON STOCK           CORSAIR COMMON STOCK
                                              ------------------------------   ------------------------------
                                                HIGH       LOW      CLOSING      HIGH       LOW      CLOSING
                                              --------   --------   --------   --------   --------   --------
October 25, 2000............................   $17.00     $15.50     $15.63     $ 7.19     $ 6.88     $ 6.94
December 28, 2000...........................    11.50      10.50      11.34       6.86       6.13       6.56

    On the date the merger is completed and on the date a Corsair stockholder receives a Lightbridge stock certificate in exchange for a Corsair stock certificate(s), the price of a share of Lightbridge common stock may differ from the prices listed above. We urge you to obtain current price quotations for shares of Lightbridge common stock and Corsair common stock before voting on the merger.

    Neither Lightbridge nor Corsair has declared or paid any cash dividends on its respective capital stock. Lightbridge currently anticipates that it will retain future earnings, if any, to fund the development and growth of its business and therefore does not expect to pay any cash dividends in the foreseeable future. The terms of Lightbridge's existing borrowing arrangements and bank lines of credit prohibit Lightbridge from declaring or paying cash dividends on its common stock.

                                  RISK FACTORS

    In considering whether to adopt the merger agreement, you should consider carefully the risks associated with the merger and with ownership of Lightbridge common stock following the merger. The risks and uncertainties described below are not the only risks that will face the combined company. If one or more of these risks occurs, the combined company's results of operations, financial condition or prospects will suffer and the price of the combined company's stock is likely to fall. The value of your investment in the combined company could decline as a result.

                          RISKS RELATED TO THE MERGER

IF LIGHTBRIDGE AND CORSAIR DO NOT SUCCESSFULLY INTEGRATE THEIR RESPECTIVE BUSINESSES, WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM THE MERGER.

    The merger of Lightbridge and Corsair involves the combination of two companies that have previously operated independently. Lightbridge and Corsair entered into the merger agreement with the expectation that the merger will result in benefits to the combined company. However, integrating the operations of Corsair with those of Lightbridge after the merger may be difficult, time consuming and costly. Lightbridge experienced difficulties in integrating Coral Systems, Inc. following Lightbridge's acquisition of that company in November 1997, and Corsair experienced similar difficulties with respect to its acquisition of Subscriber Computing, Inc. in June 1998. Any failure by Lightbridge and Corsair to integrate their operations successfully could have a material adverse effect on the business of the combined company. The difficulties involved in integrating the companies, which could be substantial, include the following:

    - management and key personnel could be distracted from the day-to-day business of the combined company;

    - the business cultures of the two companies could prove to be incompatible;

    - managing the combined company's geographically dispersed operations could be difficult and costly;

    - implementing common systems and procedures, especially information and accounting systems, could be costly and time consuming; and

    - key officers' technical, sales and customer support personnel may not be satisfied or happy in the combined company and may elect to leave.

THE NUMBER OF SHARES OF LIGHTBRIDGE COMMON STOCK TO BE ISSUED FOR EACH SHARE OF CORSAIR COMMON STOCK IS FIXED, AND WILL NOT BE ADJUSTED IF LIGHTBRIDGE'S STOCK PRICE DECLINES.

    The ratio at which Corsair common stock will be converted into Lightbridge common stock is fixed at 0.5978, and this ratio will not be adjusted in the event of any increase or decrease in the market price of Lightbridge common stock. The market price of Lightbridge common stock at the time the merger is effective may vary from its price on the date of this document and its price on the date of the Lightbridge and Corsair stockholder meetings. This variation could be the result of a number of factors, including:

    - changes in the business, operations or prospects of Lightbridge;

    - the timing of completion of the merger;

    - the prospects of the merger and post-merger operations;

    - market assessments of the likelihood that the merger will be completed;

    - regulatory considerations; or

    - general market and economic conditions.

    As a result, the market value of the Lightbridge common stock that Corsair stockholders receive for their shares is not certain. In considering whether or not to approve the merger, stockholders of Corsair should obtain current market quotations for Lightbridge common stock.

THE DIRECTORS AND OFFICERS OF CORSAIR MAY HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM THOSE OF OTHER CORSAIR STOCKHOLDERS.

    In considering the recommendation of Corsair's board of directors to adopt the merger agreement, Corsair stockholders should recognize that some of Corsair's directors and officers may have interests that differ from those of other Corsair stockholders because of employment arrangements, indemnification and liability insurance and other reasons. These reasons are described more fully under the heading "The Merger--Interests of Corsair's management and certain stockholders in the merger."

    Control of the combined company after the merger will be held by a limited number of stockholders, many of whom are presently Lightbridge stockholders. These stockholders will be able to exercise significant influence over all matters requiring stockholder approval and thereby limit the power of other stockholders to influence corporate action.

    As a result of the merger, the former stockholders of Corsair will own approximately 36.5% of the outstanding voting stock of the combined company. In addition, as of December 28, 2000, several of Corsair's directors and officers also hold options to purchase shares of Corsair common stock which will be assumed by Lightbridge and represent options to acquire 1,181,052 shares of Lightbridge common stock. Approximately 7.37% of the outstanding voting stock of the combined company will be held by stockholders who are currently directors and officers of Lightbridge. These stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also potentially delay or prevent a change in control of Lightbridge.

         RISKS RELATED TO LIGHTBRIDGE AND CORSAIR AS A COMBINED COMPANY

IF WE LOSE ONE OR MORE OF OUR LARGER CLIENTS OUR OPERATING RESULTS COULD SUFFER DRAMATICALLY.

    Lightbridge's and Corsair's sales are concentrated among a few major clients. In the years ended December 31, 1997, 1998 and 1999, Lightbridge's three largest clients accounted for approximately 43%, 42%, and 56%, respectively, of Lightbridge's total revenues. Corsair's three largest clients during its fiscal years ended December 31, 1997, 1998 and 1999, accounted for approximately 33%, 32% and 52%, respectively, of Corsair's total revenues. In particular, AT&T Wireless Services, Inc. accounted for approximately 29%, 17% and 18% of Lightbridge's total revenues in 1997, 1998 and 1999, respectively, and Sprint Spectrum L.P. accounted for approximately 15% and 33% of Lightbridge's total revenues in 1998 and 1999, respectively. Ericsson Radio Systems AB accounted for 43% of Corsair's total revenues in 1999. In 1998, BellSouth Cellular Corporation and GTE Mobilnet Service Corporation each accounted for 10% or more of Corsair's total revenues, and collectively accounted for over 23% of Corsair's total revenues for that year.

    The loss of any one or more of these clients or a reduction in orders by them could materially reduce the revenues that would otherwise be generated by the combined company. The combined company's revenues and earnings may fluctuate significantly from quarter to quarter, based on the actions of a single significant client. We expect that most of our revenues will continue to come from a relatively small number of clients for the foreseeable future, although the companies that comprise our largest clients in any given quarter may change from quarter to quarter.

OUR REVENUES ARE UNCERTAIN BECAUSE OUR CONTRACTS DO NOT REQUIRE OUR CLIENTS TO PURCHASE SPECIFIED AMOUNTS OF OUR PRODUCTS OR SERVICES.

    Our client contracts generally extend for terms of between one and five years and frequently do not require our clients to purchase any particular type or quantity of our products or services, or to pay any minimum amount for products or services. Therefore, our current clients may not continue to utilize our products or services at levels similar to previous years or at all, and may not generate significant revenues in future periods. If any of our major clients terminates or significantly reduces its purchases from us for any reason, our business could be seriously damaged. Our business could also be harmed if we are unable to collect, or experience delays in collecting, payments from any of our major clients.

OUR REVENUES ARE CONCENTRATED IN THE WIRELESS TELECOMMUNICATIONS INDUSTRY.

    We currently derive almost all of our revenues from companies in the wireless telecommunications industry. While we will seek to expand our client base to other types of telecommunications providers, both domestically and internationally, and to clients in other industries, we expect that telecommunications companies will continue to account for a substantial majority of our revenues for the foreseeable future. Although the wireless industry has experienced significant growth in recent years, we believe that the growth rate of the domestic wireless industry may begin to slow as the industry matures. As a result, our success depends on a number of factors, including the following:

    - continued demand for our products and services by domestic companies in the wireless telecommunications industry;

    - the number of carriers seeking to implement prepaid billing services;

    - continued growth of the domestic cellular and personal communications services, or PCS, markets;

    - our ability to develop and market new products and services to new and existing clients;

    - our ability to increase sales of our products and services overseas; and

    - our ability to increase sales of our products and services to competitive local exchange carriers and other new classes of clients.

    Recently some of our clients have completed or announced mergers with other clients. We currently are unable to predict the effect, if any, that these consolidations will have on the nature and quantity of products and services we will provide to these clients.

IF WE DO NOT CONTINUE TO ENHANCE OUR EXISTING PRODUCTS AND SERVICES, AND DEVELOP NEW PRODUCTS AND SERVICES, WE WILL NOT BE ABLE TO COMPETE EFFECTIVELY IN OUR INDUSTRY.

    The telecommunications industry has been changing rapidly as a result of increasing competition, technological advances and evolving industry practices and standards. Carriers in the telecommunications market have also been changing quickly as the result of consolidation among existing carriers and the rapid entrance of new carriers into the market. In order to remain competitive and successfully address the evolving needs of our clients, we must continue to commit a significant portion of our personnel, financial resources, research and development spending and customer support to the following goals:

    - identifying and anticipating emerging technological and market trends;

    - enhancing our current products and services;

    - developing new products and services that address changing client needs, business practices and technical requirements;

    - integrating our current and future products; and

    - creating and maintaining interfaces to changing third party systems.

    We must achieve these goals in a timely and cost effective manner and successfully market our new and enhanced products and services. In the past, Lightbridge and Corsair have experienced delays in developing new products and enhancing existing products and, on occasion, each company has postponed scheduled delivery dates for products. If we are unable to enhance and expand our products and services quickly and efficiently, our business and operating results could be adversely affected.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH.

    Lightbridge's and Corsair's operations have expanded rapidly in recent years. This expansion has created significant demands on each company's executive, operational, development and financial personnel and other resources. If we achieve future growth in our business, we may experience further strain on our management, financial and other resources. Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions, and integrate the operations of each business. We cannot assure you that we will be able to successfully manage the growth and expansion of the business.

OUR FUTURE OPERATING RESULTS WILL DEPEND ON THE SUCCESS OF OUR PREPAY PRODUCTS.

    PrePay, a prepaid metered billing solution product, will account for a majority of Corsair's revenues in 2000. As a result, our future operating results will depend to a significant extent on the demand for and market acceptance of PrePay. Currently, PrePay has only been commercially deployed on networks which use Ericsson switching equipment and only carriers that have deployed Ericsson's infrastructure equipment are potential clients for PrePay. In order to expand its potential client base, Corsair recently introduced its PrePay Open product, making PrePay compatible with other infrastructure equipment; however, this product has only been used under testing arrangements and has not yet gained market acceptance. We can not assure you that the rate of adoption of the PrePay system will increase or that the PrePay Open product will gain market acceptance. If PrePay does not gain market acceptance, our future operating results will be adversely affected.

OUR FUTURE SALES AND REVENUES MAY BE UNCERTAIN BECAUSE OF RELIANCE ON THIRD PARTIES FOR MARKETING AND DISTRIBUTION.

    Corsair's PrePay product is marketed primarily through its distribution agreement with Ericsson, and sold commercially only by Ericsson. Corsair's PhonePrint product is marketed primarily through Corsair's direct sales efforts; however, Corsair has entered into PhonePrint distribution agreements with, among others, Motorola, Ericsson and Aurora. We intend to continue to market and distribute these products through these and other relationships. We also intend to enter into additional distributor and sales and marketing arrangements for sales of these and other products outside of the United States. There are no minimum purchase obligations applicable to any existing distributor or other sales and marketing partners and we do not expect to have any guarantees of continuing orders for our products in the future. Failure by existing and future distributors or other sales and marketing partners to generate significant revenues could have a material adverse effect on our business, operating results and financial condition.

    In addition, distributors and other sales and marketing partners may become competitors, either by developing a competitive product themselves or by distributing a competitive offering. For example, Ericsson may evaluate and seek to distribute or acquire alternative vendor's prepaid products which compete with PrePay. Competition from existing and future distributors or other sales and marketing partners would significantly harm sales of our products.

UNLESS AN ALTERNATIVE APPLICATION FOR OUR PHONEPRINT PRODUCT IS DEVELOPED FOR WIRELESS CARRIERS OPERATING IN DIGITAL MODE, OUR REVENUES FROM THE PHONEPRINT PRODUCT WILL CONTINUE TO DECLINE.

    Corsair's PhonePrint product is a cloning fraud prevention system. There will be limited demand for PhonePrint systems in the future because wireless services operating in digital mode are typically capable of automatically establishing the validity of a phone each time it attempts to access the wireless telecommunications network. We are not aware of any information that suggests that cloners have been able to break these authentication encryption technologies. Unless the encryption technologies are broken by cloners, we do not believe that operators of digital networks will purchase third party radio frequency fingerprinting solutions for cloning fraud such as PhonePrint. Industry experts project that the number of analog phones and analog networks will ultimately decline in favor of digital alternatives, therefore, our revenues from this product will probably continue to decline in the future.

WE FACE SIGNIFICANT COMPETITION FOR A LIMITED SUPPLY OF QUALIFIED SOFTWARE ENGINEERS AND CONSULTANTS.

    Our business will depend on the services of skilled software engineers who can develop, maintain and enhance our products and consultants who can undertake complex client projects. Only highly qualified, highly educated personnel have the training and skills necessary to perform these tasks successfully. In order to maintain the competitiveness of our products and to meet client requirements, we will need to attract, motivate and retain a significant number of software engineers and consultants. Qualified personnel are in short supply and we will face significant competition for these employees, not only from our competitors but also clients and other enterprises. Other employers may offer software engineers and consultants significantly greater compensation and benefits or more attractive career paths or geographic locations than we will be able to offer. Any failure to hire, train and retain a sufficient number of qualified personnel will seriously damage our business.

OUR FUTURE SUCCESS DEPENDS ON THE CONTINUED SERVICES OF KEY EXECUTIVE OFFICERS FROM EACH COMPANY.

    Our future success will depend to a significant degree on the skills, experience and efforts of our executive officers, particularly Pamela D.A. Reeve, Lightbridge's President and Chief Executive Officer, and Thomas C. Meyer, Corsair's President and Chief Executive Officer. After the merger, Ms. Reeve will serve as our Chief Executive Officer and Mr. Meyer will serve as our President and Chief Operating Officer. We will not have any employment contracts requiring Ms. Reeve, Mr. Meyer or any of our other executive officers to continue their employment for any period of time, and we do not maintain key-person life insurance on any of our executive officers other than Ms. Reeve. If we lose the services of one or more of these persons, we may be unable to successfully implement our planned business objectives and our future operations may be adversely affected.

WE FACE COMPETITION FROM A BROAD RANGE OF VENDORS.

    The market for products and services provided to telecommunications carriers is highly competitive and subject to rapid change. This market is also fragmented by a large number of companies currently offering one or more products or services which compete with our products and services.

    Lightbridge's current competitors include:

    - software vendors that provide one or more customer acquisition, retention or fraud detection solutions, including GTE Corporation's TSI division, Systems/Link, Magnum Software Systems, HNC Software and SLP Infoware;

    - telecommunications equipment vendors that market software-based solutions to complement their hardware offerings, such as Compaq, Ericsson and Northern Telecom;

    - service providers that offer customer acquisition, retention or fraud detection services in connection with other services, including Equifax, LHS Group and Amdocs;

    - information technology departments within larger carriers that have the ability to provide products and services that are competitive with those products and services that Lightbridge currently offers; and

    - consulting firms that may offer competitive services or the ability to develop customized solutions for customer acquisition, retention or fraud detection, such as American Management, Andersen Consulting, CAP Gemini Ernst & Young and Deloitte & Touche.

    Corsair's current competitors include:

    - vendors that provide alternative prepaid billing products, including post-call systems, handset-based systems and adjunct switch systems, such as GTE Telecommunications Services, Boston Communications Group, Brite Voice Systems, Comverse Technology, Glenayre Technologies, National Telemanagement, Telemac Cellular, Systems/Link, Prairie Systems, ORGA Kartensysteme, SEMA Group, Logica, Alcatel USA, Priority Call Management, Lucent Technologies, Compaq (Tandem Division) and Northern Telecom;

    - vendors that provide radio frequency-based cloning fraud prevention systems, such as Cellular Technical Services Company; and

    - a number of alternative technologies, including profilers, personal identification numbers and authentication, provided by companies such as GTE Telecommunications Services, Authentix Network and Systems/Link.

    Because competitors can easily penetrate our market, we anticipate additional competition from other established and new companies. In addition, competition may intensify as competitors establish cooperative relationships among themselves or alliances with large software companies.

    Many of our current and potential competitors have significantly greater financial, marketing, technical and other competitive resources than we will have. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in client requirements, or may be able to devote greater resources to the promotion and sale of our products and services. In addition, in order to meet client requirements, we will often work cooperatively with companies that are, in other circumstances, our competitors. The need to work cooperatively with such companies may limit our ability to compete aggressively with these companies in other circumstances.

A FAILURE OF OR DAMAGE TO OUR COMPUTER AND TELECOMMUNICATIONS SYSTEM WOULD IMPAIR OUR ABILITY TO CONDUCT TRANSACTION AND SUPPORT SERVICES AND HARM OUR BUSINESS OPERATIONS.

    Lightbridge's transaction and support services use complex computer and telecommunications systems. Our business could be significantly harmed if these systems fail or suffer damage from fire, natural disaster, power loss, telecommunications failure or similar events. Most of our computer and telecommunications equipment used for transaction processing will be located at our Burlington and Waltham sites in Massachusetts and, as a result, may be vulnerable to a natural disaster. In addition, the growth of our client base, a significant increase in transaction volume or an expansion of our facilities may strain the capacity of our computers and telecommunications systems and lead to degradations in performance or system failure. Many of our agreements with carriers contain levels of service commitments which we might be unable to fulfill in the event of a natural disaster or a major system failure. Our property and business interruption insurance might not be adequate to compensate us for any losses that may occur in the event of a natural disaster or system failure. It is also possible that insurance might cease to be available to us on commercially reasonable terms, or at all.

OUR RELIANCE ON SUPPLIERS AND VENDORS COULD ADVERSELY AFFECT OUR ABILITY TO PROVIDE OUR SERVICES AND PRODUCTS TO OUR CLIENTS ON A TIMELY AND COST-EFFICIENT BASIS.

    We rely to a substantial extent on third parties to manufacture and provide some of our equipment, software, systems and services. In some circumstances, we rely on a single supplier or limited group of suppliers. Our reliance on outside vendors subjects us to risks, including a potential inability to obtain an adequate supply of required components and reduced control over quality, pricing and timing of delivery of components. For example, in order to provide our credit verification service, we need access to third-party credit information databases provided to us by outside vendors. Similarly, delivery of our activation services often require the availability and performance of third-party billing systems which are also supplied by outside vendors. If for any reason, we were unable to access these databases or billing systems, our ability to process credit verification transactions could be impaired.

    In addition, our business is materially dependent on services provided by various local and long distance telecommunications providers. A significant increase in the cost of telecommunications services that we cannot recover through an increase in the price of our services, or any significant interruption in telecommunications services, could seriously harm our business.

    From time to time, we must also rely upon third parties to develop and introduce components and products to enable us, in turn, to develop new products and product enhancements on a timely and cost-effective basis. For example, we must rely on the development efforts of third party wireless infrastructure providers in order to allow our PrePay product to integrate with both existing and future generations of the infrastructure equipment. We may not be able to obtain access, in a timely manner, to third-party products and development services necessary to enable us to develop and introduce new and enhanced products. We may not be able to obtain third-party products and development services on commercially reasonable terms or replace third-party products in the event the products become unavailable, obsolete or incompatible with future versions of our products.

OUR SOFTWARE MAY CONTAIN DEFECTS.

    The software we develop and use may contain errors. Although both companies currently test their software extensively before it is released or used to provide services to clients, we cannot be certain that errors in the software will not be found in the future. Any errors may harm our business in several ways, including the following:

    - we may suffer a loss of revenue if we are unable to provide error-free products or services to our clients;

    - we may incur additional unexpected expenses to fix or otherwise resolve the error; or

    - our clients may terminate our agreement.

OUR FOREIGN SALES AND OPERATIONS SUBJECT US TO UNIQUE RISKS AND CONCERNS WHICH COULD NEGATIVELY IMPACT OUR BUSINESS OVERALL.

    After the merger, our international revenues will represent a significant portion of our total revenues. We also intend to further expand our sales efforts internationally. In addition to the risks generally associated with sales and operations in the U.S., sales to clients outside the U.S. and operations in foreign countries present us with many additional risks, including the following:

    - the imposition of financial and operational controls and regulatory restrictions by foreign governments;

    - the need to comply with a wide variety of complex U.S. and foreign import and export laws and treaties;

    - political and economic instability, such as the economic downturn in Asia in 1998, which may lead to reduced demand for our products and services;

    - changes in tariffs, taxes and other barriers may reduce our ability to sell our solutions or may reduce the profitability of those solutions;

    - longer payment cycles and increased difficulties in collecting accounts receivable;

    - fluctuations in interest and currency exchange rates, which may reduce our earnings if we denominate arrangements with international clients in the currency of the country in which our products or services are provided, or with respect to arrangements with international clients that are U.S. dollar-denominated, which may make our systems less price-competitive;

    - changes in technology standards, such as interfaces between products, that are developed by European or other foreign groups may require additional development efforts on our part or may change the buying behavior of some of our clients;

    - reduced protection for intellectual property rights in some countries;

    - difficulties in managing a global network of distributors or representatives and in staffing and managing foreign subsidiary operations;

    - costs and risks of localizing systems in foreign countries;

    - additional complications and expenses related to supporting products overseas; and

    - the possibility that our purchase agreements may be governed by foreign laws which may differ significantly from U.S. laws, which may limit our ability to enforce our rights under these agreements.

IF WE ARE UNABLE TO ACQUIRE COMPLEMENTARY BUSINESSES, OUR FUTURE GROWTH WILL BE LIMITED.

    A key element of our growth strategy is to acquire businesses, technologies or products that expand and complement our business. We believe acquisitions are necessary for us to continue to grow at a desirable rate, and we will continue to evaluate possible acquisition opportunities in the future. Even if we are able to identify suitable companies or businesses to buy, we may not be able to purchase any of these companies at favorable prices, or at all, due to any number of reasons. If we are unable to make acquisitions, we may not be able to meet or exceed our historical levels of growth and earnings.

OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO OBTAIN PATENTS FOR, OR OTHERWISE PROTECT, OUR PROPRIETARY TECHNOLOGIES.

    We rely on a combination of copyright, patent, trademark and trade secret laws, license and confidentiality agreements, and software security measures to protect our proprietary rights. We have a limited number of patents in the U.S. and abroad, and have pending applications for additional patents, but we cannot be certain that:

    - any additional patents will be issued on those applications;

    - the claims allowed will be sufficiently broad to protect our technology;

    - any of our patents now or hereafter acquired will protect our business against competitors that develop similar technology or products;

    - the rights granted under our patents will provide competitive advantages;

    - any of our patents will be held valid if subsequently challenged or subjected to reexamination or reissue; or

    - others will not claim rights in our patents or our proprietary technologies.

    Patents issued and patent applications filed relating to products used in the wireless telecommunications industry are numerous and it may be the case that current and potential competitors and other third parties have filed or will file applications for, or have received or will receive, patents or obtain additional proprietary rights relating to products used or proposed to be used by us. We may not be aware of all patents or patent applications that may materially affect our ability to make, use or sell any current or future products. U.S. patent applications are confidential while pending in the U.S. Patent and Trademark Office, and patent applications filed in foreign countries are often first published six months or more after filing.

    The laws of some countries in which our products are licensed do not protect our products and intellectual property rights to the same extent as U.S. laws. We generally enter into non-disclosure agreements with our employees and clients and restrict access to, and distribution of, our proprietary information. Nevertheless, we may be unable to deter misappropriation of our proprietary information or detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. Our competitors also may independently develop technologies that are substantially equivalent or superior to our technology.

    Much of our know-how and other proprietary technology are not covered by patent or similar protection, and in many cases cannot be so protected. If we cannot obtain patent or other protection for our proprietary software and other proprietary intellectual property rights, other companies could more easily enter our markets and compete successfully against us.

WE MAY BECOME A PARTY TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS WHICH COULD HARM OUR BUSINESS.

    From time to time, we may be forced to respond to or prosecute intellectual property infringement claims to protect our rights or defend a client's rights. These claims, regardless of merit, may consume valuable management time, result in costly litigation or cause product shipment delays, all of which could seriously harm our business and operating results. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to make, use, sell or otherwise practice our intellectual property, whether or not patented or described in pending patent applications, or to further develop or commercialize our products in the U.S. and abroad and could result in the award of substantial damages against us. We may be required to enter into royalty or licensing agreements with third parties claiming infringement by us of their intellectual property in order to settle these claims. These royalty or licensing agreements, if available, may not have terms that are acceptable to us. In addition, if we are forced to enter into a license agreement with terms that are unfavorable to us, our operating results would be materially harmed.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES WHICH COULD HARM OUR BUSINESS.

    Our telecommunications carrier clients are regulated at both the federal and state levels, and our international clients are subject to regulation by their own countries. Government regulation could harm our business in several ways, for example, by:

    - decreasing the rate of growth of the wireless industry or other segments of the telecommunications market;

    - affecting the development of emerging telecommunications markets;

    - limiting the number of potential clients for our products and services;

    - introducing new requirements that would force us to modify our products or services; or

    - increasing competition in the industry, which could subject us to increased pricing pressures.

    In addition, in making credit evaluations of consumers, our clients are subject to detailed state and federal requirements, including the Fair Credit Reporting Act and the Equal Credit Opportunity Act. Although most of our products and services, other than the ProFile product, are not directly subject to these requirements, we must take these requirements into account in order to meet our clients' needs. If we fail to adhere to these requirements in a timely or accurate manner, we could incur liability or suffer a loss of business. Legislation affecting the telecommunications industry may cause changes in the wireless telecommunications industry, including the entrance of new competitors and industry consolidation, which could in turn increase pricing pressures on us, decrease demand for our products, increase our cost of doing business or otherwise have a material adverse effect on our business, operating results and financial condition. If the recent trend toward privatization and deregulation of the wireless telecommunications industry outside of the U.S. were to halt or be reversed, or if currently deregulated international markets were to reinstate comprehensive government regulation of wireless telecommunications services, our business would suffer.

                        RISKS RELATED TO YOUR INVESTMENT

WE WILL LIKELY BE SUBJECT TO SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS OF OUR COMMON STOCK WHICH MAY PREVENT OUR STOCKHOLDERS FROM RESELLING THEIR SHARES AT A PROFIT.

    The market price and trading volume of our common stock after the merger could be highly volatile and could be subject to wide fluctuations. As a result, our stockholders may be unable to sell their shares of our common stock at or above the price at which they acquired the shares. The market price of our common stock may fluctuate significantly in response to the following factors:

    - actual or anticipated variations in our quarterly operating results;

    - our level of operating expenses;

    - changes in securities analysts' predictions of our future financial performance;

    - announcements by us or our competitors of significant products, service offerings, contracts, acquisitions or strategic partnerships;

    - regulatory announcements;

    - developments with respect to patents or proprietary rights;

    - conditions and trends in the wireless telecommunications and other industries;

    - adoption of new accounting standards affecting the wireless telecommunications industry; and

    - general market and economic conditions.

    In addition, the stock market has recently experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many companies in the telecommunications industry and that often have been unrelated or disproportionate to the operating performance of these companies. These market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of the securities of companies in the telecommunications industry, securities class action litigation has often been instituted against those companies. If any of our stockholders were to institute a lawsuit against us, we would incur substantial costs defending the lawsuit. The lawsuit could also divert the time, attention and resources of our management.

WE MAY EXPERIENCE CHANGES IN OUR ANTICIPATED QUARTERLY RESULTS OF OPERATION WHICH MAY CAUSE THE PRICE OF OUR COMMON STOCK TO FLUCTUATE.

    Our operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall dramatically. Our common stock price could also fall dramatically if investors or public market analysts reduce their estimates of our future quarterly operating results, whether as a result of information we disclose, industry trends or other factors.

    Factors that are likely to cause our revenues and operating results to vary significantly from quarter to quarter include many of the other risk factors discussed in this document, as well as the following:

    - Seasonal and retail trends, including promotional activities undertaken by wireless carriers, may affect demand for our products and services and, as a result, cause our revenues to fluctuate.

    - A carrier's decision to deploy our products typically involves a significant commitment of capital by the carrier and approval by its senior management. Consequently, the timing of purchases is subject to uncertainties and delays frequently associated with significant expenditures, and we are not able to accurately forecast future sales of our products. In addition, purchases of our products can involve testing, integration, implementation and support requirements. For these and other reasons, the sales cycle associated with the purchase of our products typically ranges from 3 to 18 months and is subject to a number of risks over which we have little control, including the carrier's budgetary and spending constraints and internal decision-making processes. The delay of one or more large orders could cause our quarterly revenues to fall substantially below expectations.

    - We ship our software products within a short period after receipt of an order, and we usually do not have a material backlog of unfilled orders for software products. Consequently, our revenues from software licenses in any quarter depend substantially on the orders booked and shipped in that quarter. As a result, a delay in the consummation of a license agreement may cause our revenues to fall below expectations for that quarter.

    - Our consulting service revenues can fluctuate based on the timing of projects we perform for our clients. Many of our consulting engagements are of a limited duration, so it can be difficult for us to forecast consulting services revenues accurately more than a few months in advance.

    - We are in the process of developing a number of new products and services. If we do not complete development efforts on schedule, or if we are not able to market our new products and services successfully, our revenues could fall substantially below expectations.

    Because of the relatively fixed nature of most of our costs, including personnel and facilities costs, any unanticipated shortfall in revenues in any quarter would have a material adverse impact on our operating results in that quarter and would likely result in substantial adverse fluctuations in the price of our common stock.

    As a result of these factors, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. You should not rely on our quarterly results of operations to predict our future performance.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS MAY DISCOURAGE POTENTIAL TAKEOVER ATTEMPTS.

    Provisions of our certificate of incorporation after the merger and Delaware law could be used by incumbent management to make it more difficult for a third party to acquire control of us, even if the change in control might be beneficial to our stockholders. This could discourage potential takeover attempts and could adversely affect the market price of our common stock.

    In particular, we may issue preferred stock in the future without stockholder approval, upon terms determined by our board of directors. The rights of holders of our common stock would be subject to, and may be adversely affected by, the rights of holders of any of our preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock. We have adopted a stockholder rights plan that may deter or delay attempts to acquire us or to accumulate shares of our common stock. Except for the stockholder rights plan, we do not have present plans to designate or issue any shares of preferred stock.

OUR STOCK PRICE COULD BE NEGATIVELY AFFECTED BY AN INCREASE IN SHARES OF OUR COMMON STOCK OUTSTANDING AFTER THE MERGER.

    Assuming that no options to purchase Corsair common stock are exercised prior to the closing of the merger, Lightbridge will issue approximately 10,270,000 shares of its common stock to Corsair stockholders in connection with the merger. Except for approximately 248,220 shares of Lightbridge common stock that will be held by affiliates of Corsair upon completion of the merger, all of these shares will be immediately tradable in the public market. Sales into the public market of a substantial number of shares of Lightbridge's common stock after the merger, or the perception that sales could occur, could have an adverse effect on the market price of Lightbridge's common stock.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

    We may make forward-looking statements in this document and in the documents we incorporate by reference, all of which are subject to risks and uncertainties. Forward-looking statements contain information concerning possible or assumed future business success or financial results, and include, but are not limited to, statements as to expectations regarding:

    - future revenue opportunities;

    - Lightbridge's integration of Corsair's business;

    - future expense levels, including selling, research and development, general and administrative expenses, and capital expenditures;

    - enhancements to existing products and the development of new products and services;

    - strategic relationships;

    - future capital needs;

    - the emergence of new technologies;

    - management changes or the loss of key employees;

    - industry trends, including the rate of growth of the telecommunications industry; and

    - future financial results.

    When we use words like "believe," "expect," "anticipate" or similar words, those statements are forward-looking statements.

    You should note that an investment in shares of Lightbridge's common stock involves risks and uncertainties that affect the combined company's future business success or financial results. Actual results could differ materially from those anticipated expressly or implicitly in these forward-looking statements as a result of many factors, including those set forth in "Risk Factors" and elsewhere in this document and the documents incorporated by reference.

    We believe that it is important to communicate our expectations to you. However, there may be events in the future that we are not able to predict accurately or over which we have no control. We undertake no obligation to update any forward-looking statements we may make. You should be aware that the occurrence of the events described in the risk factors and elsewhere in this document and the documents we incorporate by reference could materially and adversely affect the combined company's business, financial condition and operating results.

                        SPECIAL MEETINGS OF STOCKHOLDERS

    We are sending you this document in order to provide you with important information regarding the merger and in connection with the solicitation of proxies by your company's board of directors for use at the special meeting of its stockholders and at any adjournment or postponement of that special meeting. The special meetings are scheduled to be held at the times and places described below.

SPECIAL MEETING OF LIGHTBRIDGE STOCKHOLDERS

MATTERS FOR CONSIDERATION

    The Lightbridge special meeting of stockholders is scheduled to be held on February 7, 2001, at 10:00 a.m., local time, at the offices of Foley, Hoag & Eliot LLP, One Post Office Square, Sixteenth Floor, Boston, Massachusetts 02109, to consider and vote upon:

    - a proposal to approve the issuance of Lightbridge common stock to be delivered in connection with the merger; and

    - a proposal to approve an amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan to increase the number of shares of common stock that may be issued under the plan by 2,000,000 shares, from 2,350,000 shares to 4,350,000 shares. The amendment will only be effective if the merger is completed, but the merger may be completed even if the amendment is not approved. See "Amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan" for a more complete description of this proposal and the option plan.

Lightbridge stockholders will also consider any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting.

BOARD OF DIRECTORS' RECOMMENDATION

    After careful consideration, Lightbridge's board of directors has unanimously approved the merger agreement and the merger and recommends a vote FOR approval of the issuance of Lightbridge common stock in connection with the merger and FOR approval of the amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan.

RECORD DATE

    The record date for determining the Lightbridge stockholders entitled to vote at the special meeting is December 28, 2000. Only holders of record of Lightbridge common stock as of the close of business on that date are entitled to vote at the special meeting. Each share of Lightbridge common stock entitles the holder to one vote on each proposal and on all other matters properly brought before the special meeting. Lightbridge has no other class of outstanding voting securities. As of the record date, there were 18,390,173 shares of Lightbridge common stock outstanding and eligible to be voted at the special meeting.

QUORUM AND VOTE REQUIRED

    In order to conduct business at Lightbridge's stockholders meeting, a quorum must be present. A majority of the outstanding shares of Lightbridge common stock entitled to vote, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the special meeting. If a quorum is not present at the special meeting, the special meeting will be adjourned or postponed to solicit additional proxies. No shares voted against the proposals will be voted in favor of an adjournment or postponement. Lightbridge's stockholders will be entitled to one vote for each share of Lightbridge common stock held of record at the close of business on the record date. A majority of the votes cast at the special meeting must be voted for the proposals to approve the issuance of

Lightbridge common stock to be delivered in connection with the merger and to amend Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan in order for the proposals to pass.

VOTING OF PROXIES

    GENERAL. Shares represented by a proxy will be voted at the special meeting as specified in the proxy. Materials accompanying this document provide instructions for voting by telephone or by using the Internet.

    PROXIES WITHOUT VOTING INSTRUCTIONS. Proxies that are properly signed and dated but which do not contain voting instructions will be voted FOR approval of the issuance of Lightbridge common stock in connection with the merger and FOR approval of the amendment to Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan.

    ABSTENTIONS. Lightbridge will count a properly executed proxy marked "ABSTAIN" for purposes of determining whether there is a quorum present, but the shares represented by that proxy will not be voted at the special meeting. Because the affirmative vote of a majority of the votes cast by Lightbridge stockholders is required for approval of the proposals, if you mark your proxy "ABSTAIN" it will have the effect of a vote against approval of the issuance of Lightbridge common stock in connection with the merger and against amendment of Lightbridge's 1996 Incentive and Non-Qualified Stock Option Plan.

    BROKER NON-VOTES. If your shares are held by your broker, your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares of Lightbridge common stock without specific instructions from you. Because the affirmative vote of a majority of the votes cast is required for approval of the proposals, if you do not instruct your broker how to vote, your shares will not participate in the votes taken at the special meeting.

    VOTING SHARES IN PERSON THAT ARE HELD THROUGH BROKERS. If you hold Lightbridge common stock in the name of a broker or other nominee and wish to vote those shares in person at the special meeting, you must obtain from the nominee holding the Lightbridge common stock in the nominee's name a properly executed legal proxy, identifying you as a Lightbridge stockholder, authorizing you to act on behalf of the nominee at the special meeting and identifying the number of shares with respect to which the authorization is granted.

    OTHER MATTERS. If you sign and return the enclosed proxy card, you grant authority to the persons named in the proxy to vote in their discretion on any other matters that may properly come before the special meeting or any adjournment or postponements thereof. Lightbridge's management does not presently know of any other matters to be brought before the special meeting. As to other matters that may be properly brought before the special meeting, unless otherwise provided in Lightbridge's certificate of incorporation or by-laws or by statute, the matter will be approved if a majority of the votes cast are in favor of the matter.

HOW TO REVOKE A PROXY

    Signing the enclosed proxy card will not prevent you from voting in person at the Lightbridge special meeting or otherwise revoking your proxy. You may revoke a proxy at any time prior to the special meeting in the following ways:

    - filing with Lightbridge, before the vote at the special meeting, a written notice of revocation bearing a later date than the proxy;

    - executing a later dated proxy relating to the same shares and delivering it to Lightbridge before the vote at the special meeting; or

    - attending the special meeting and voting in person at the special meeting, although attending the Lightbridge special meeting will not by itself constitute a revocation of proxy.

    You should send any written notice of revocation or subsequent proxy to Lightbridge, Inc., Attn: Secretary, 67 South Bedford Street, Burlington, Massachusetts 01803 or hand deliver the notice of revocation or subsequent proxy to Lightbridge's Secretary before the vote at the Lightbridge special meeting.

SOLICITATION OF PROXIES AND EXPENSES

    This solicitation is made on behalf of the board of directors of Lightbridge and its costs, including the cost of mailing this document and the form of proxy card, will be paid by Lightbridge. Lightbridge has retained Corporate Investor Communications, Inc. to assist in the solicitation of proxies by Lightbridge. Lightbridge will pay CIC a fee of $7,500, plus reimbursement of specified out-of-pocket expenses, and will indemnify CIC against losses arising out of its proxy soliciting services on behalf of Lightbridge. In addition to solicitation by mail, CIC and Lightbridge may request that Lightbridge's directors, officers or employees solicit proxies from stockholders by telephone, in person or by other means. These persons will not receive additional compensation, although they will be reimbursed for the reasonable, out-of-pocket expenses they incur in connection with this solicitation. CIC and Lightbridge will also make arrangements with brokerage firms, fiduciaries, and other nominees who hold shares of record to forward solicitation materials to the beneficial owners of those shares. Lightbridge will reimburse those brokerage firms, fiduciaries, and other nominees for their reasonable out-of-pocket expenses in connection with this solicitation.

STOCK HELD BY LIGHTBRIDGE DIRECTORS AND OFFICERS

    As of December 28, 2000, the directors and executive officers of Lightbridge owned 1,782,969 shares of Lightbridge common stock. This figure represents 10.1% of the outstanding shares of Lightbridge common stock. LIGHTBRIDGE'S DIRECTORS AND EXECUTIVE OFFICERS WHO OWN SHARES OF LIGHTBRIDGE COMMON STOCK HAVE ENTERED INTO STOCKHOLDER AGREEMENTS AGREEING TO VOTE THEIR SHARES IN FAVOR OF APPROVAL OF THE ISSUANCE OF LIGHTBRIDGE COMMON STOCK IN CONNECTION WITH THE MERGER AND HAVE EXECUTED PROXIES WITH RESPECT TO THEIR SHARES IN FAVOR OF CORSAIR.

DISSENTERS' RIGHTS

    Holders of Lightbridge common stock are not entitled to dissenters' rights in connection with the transactions contemplated by the merger agreement.

SPECIAL MEETING OF CORSAIR STOCKHOLDERS

MATTERS FOR CONSIDERATION

    The Corsair special meeting of stockholders is scheduled to be held on February 7, 2001, at 8:30 a.m., local time, at Corsair's executive offices, 3408 Hillview Avenue, Palo Alto, California 94304 to consider and vote upon a proposal to adopt the merger agreement.

Corsair stockholders will also consider any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting.

BOARD OF DIRECTORS' RECOMMENDATION

    After careful consideration, the Corsair board of directors has unanimously approved the merger and the merger agreement and recommends a vote FOR adoption of the merger agreement.

RECORD DATE

    The record date for determining the Corsair stockholders entitled to vote on the merger at the special meeting is December 28, 2000. Only holders of record of Corsair common stock as of the close of business on that date are entitled to vote at the special meeting. Each share of Corsair common stock entitles the holder to one vote on each proposal and on all other matters properly brought before the special meeting. Corsair has no other class of outstanding voting securities. As of the record date, there were 17,179,408 shares of Corsair common stock outstanding and eligible to be voted at the special meeting.

QUORUM AND VOTE REQUIRED

    In order to conduct business at Corsair's stockholders meeting, a quorum must be present. A majority of the outstanding shares of Corsair common stock entitled to vote, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the special meeting. If a quorum is not present at the special meeting, the special meeting will be adjourned or postponed to solicit additional proxies. No shares voted against the proposal will be voted in favor of an adjournment or postponement. Corsair's stockholders will be entitled to one vote for each share of Corsair common stock held of record at the close of business on the record date. A majority of the outstanding shares of Corsair's common stock must be voted FOR the proposal to adopt the merger agreement in order for the proposal to pass.

VOTING OF PROXIES

    GENERAL. Shares represented by a proxy will be voted at the special meeting as specified in the proxy. Materials accompanying this document provide instructions on voting by telephone or Internet.

    PROXIES WITHOUT VOTING INSTRUCTIONS. Proxies that are properly signed and dated but which do not contain voting instructions will be voted FOR adoption of the merger agreement.

    ABSTENTIONS. Corsair will count a properly executed proxy marked "ABSTAIN" for purposes of determining whether there is a quorum present, but the shares represented by that proxy will not be voted at the special meeting. Because the affirmative vote of a majority of the outstanding shares of Corsair common stock is required for adoption of the merger agreement, if you mark your proxy "ABSTAIN" it will have the effect of a vote against adoption of the merger agreement.

    BROKER NON-VOTES. If your shares are held by your broker, your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares of Corsair common stock without specific instructions from you. Because the affirmative vote of a majority of the outstanding shares of Corsair's common stock is required to adopt the merger agreement, if you do not instruct your broker how to vote, it will have the effect of a vote against adoption of the merger agreement.

    VOTING SHARES IN PERSON THAT ARE HELD THROUGH BROKERS. If you hold Corsair common stock in the name of a broker or other nominee and wish to vote those shares in person at the special meeting, you must obtain from the nominee holding the Corsair common stock in the nominee's name a properly executed legal proxy, identifying you as a Corsair stockholder, authorizing you to act on behalf of the nominee at the special meeting and identifying the number of shares with respect to which the authorization is granted.

    OTHER MATTERS. If you sign and return the enclosed proxy card, you grant authority to the persons named in the proxy to vote in their discretion on any other matters that may properly come before the special meeting or any adjournment or postponements thereof. Corsair's management does not presently know of any other matters to be brought before the special meeting. As to other matters that may be properly brought before the special meeting, unless otherwise provided in Corsair's certificate of incorporation or by-laws or by statute, the matter will be approved if a majority of the votes cast are in favor of the matter.

HOW TO REVOKE A PROXY

    Signing the enclosed proxy card will not prevent you from voting in person at the Corsair special meeting or otherwise revoking your proxy. You may revoke a proxy at any time prior to the special meeting in the following ways:

    - filing with Corsair, before the vote at the Corsair stockholders' meeting, a written notice of revocation bearing a later date than the proxy;

    - executing a later dated proxy relating to the same shares and delivering it to Corsair before the vote at the meeting; or

    - attending the meeting and voting in person, although attendance at the meeting will not in and of itself constitute a revocation of a proxy.

    You should send any written notice of revocation or subsequent proxy to Corsair's Secretary at 3408 Hillview Avenue, Palo Alto, California 94304, or hand deliver the notice of revocation or subsequent proxy to Corsair's Secretary before the vote at the Corsair special meeting.

SOLICITATION OF PROXIES AND EXPENSES

    This solicitation is made on behalf of the board of directors of Corsair and its costs, including the cost of mailing this document and the form of proxy card will be paid by Corsair. Corsair has retained Corporate Investor Communications, Inc. to assist in the solicitation of proxies by Corsair. Corsair will pay CIC a fee of $7,000, plus reimbursement of specified out-of-pocket expenses, and will indemnify CIC against losses arising out of its proxy soliciting services on behalf of Corsair. In addition to solicitation by mail, CIC and Corsair may request that Corsair's directors, officers or employees solicit proxies from stockholders by telephone, in person or by other means. These persons will not receive additional compensation, although they will be reimbursed for the reasonable, out-of-pocket expenses they incur in connection with this solicitation. CIC and Corsair will also make arrangements with brokerage firms, fiduciaries, and other nominees who hold shares of record to forward solicitation materials to the beneficial owners of those shares. Corsair will reimburse those brokerage firms, fiduciaries, and other nominees for their reasonable out-of-pocket expenses in connection with this solicitation.

STOCK HELD BY CORSAIR DIRECTORS AND OFFICERS

    As of December 28, 2000, the directors and executive officers of Corsair owned 415,222 shares of Corsair common stock. This figure represents 2.4% of the outstanding shares of Corsair common stock. CORSAIR'S DIRECTORS AND EXECUTIVE OFFICERS WHO OWN SHARES OF CORSAIR COMMON STOCK HAVE ENTERED INTO STOCKHOLDER AGREEMENTS AGREEING TO VOTE THEIR SHARES IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT AND HAVE EXECUTED PROXIES WITH RESPECT TO THEIR SHARES IN FAVOR OF LIGHTBRIDGE.

DISSENTERS' RIGHTS

    Holders of Corsair common stock are not entitled to dissenters' rights in connection with the transactions contemplated by the merger agreement.

                                   THE MERGER

BACKGROUND OF THE MERGER

    The wireless communications industry is a dynamic, rapidly evolving and intensely competitive market. As a result, Lightbridge and Corsair have actively pursued potential business combinations, corporate acquisition opportunities, alliances and other strategic transactions as a significant part of their business strategies in an effort to obtain and develop complementary products and technologies.

    On June 1, 1998, senior executives from Lightbridge and Corsair first met to discuss the synergies between the companies and possible strategic options. At that time, the companies executed a non-disclosure agreement to maintain the confidentiality of their discussions. Discussions continued between the companies and, on February 28, 2000, Lightbridge and Corsair signed a strategic marketing agreement to jointly sell each other's products. The parties announced their alliance at the Wireless 2000 conference in New Orleans.

    On July 7, 2000, a Corsair senior executive went to Lightbridge's offices to introduce himself to a new member of the Lightbridge executive team. The Corsair executive briefed the Lightbridge executive on Corsair's financial position and outlook, strategic initiatives, products and other aspects of Corsair's overall business strategy.

    On July 20, 2000, Lightbridge senior executives and a Corsair senior executive met at Lightbridge's offices and discussed expanding the relationship between the companies. At this time Lightbridge and Corsair discussed the possibility of a potential business combination. Both parties agreed to proceed with further discussions. The confidentiality of these discussions, as well as all other discussions regarding proposed transactions between the two companies, was governed by the non-disclosure agreement executed by Lightbridge and Corsair on June 1, 1998.

    On July 31, 2000, senior executives of Corsair and representatives from Broadview International LLC, Corsair's financial advisor since September 16, 1999, met with Lightbridge representatives to discuss issues pertaining to a potential business combination, including strategic fit and the economic rationale for combining the two companies as well as potential synergies that could result from the transaction. Lightbridge and Corsair also discussed their respective views on valuation issues associated with a proposed transaction.

    On September 6, 2000, at a regular meeting of Corsair's board of directors, members of management updated the board on their relationship with Lightbridge and the possibility of a potential business combination between the companies. The board proceeded to discuss the effects a business combination transaction would have on Corsair and its stockholders and analyzed in general terms what benefits would accrue to Corsair as a result of a merger with Lightbridge. The directors instructed senior management to continue the merger discussions with Lightbridge.

    On September 8, 2000, at a regular meeting of Lightbridge's board of directors, members of Lightbridge's management informed the board of the status of the discussions between the two companies. The board proceeded to discuss the potential synergies of the two companies as well as the other benefits and risks involved in a merger with Corsair. The directors instructed members of management to continue the merger discussions with Corsair.

    On September 11, 2000, a team of senior executives and board members from Lightbridge traveled to Corsair's corporate headquarters in Palo Alto, California. Corsair conducted several presentations on its financial condition, sales and marketing efforts and engineering efforts. Representatives of Lightbridge's and Corsair's human resources departments also met at this time. At this time, Corsair was also considering a potential business combination with a third party.

    On September 25, 2000, at a special meeting of Lightbridge's board of directors, a representative from Donaldson, Lufkin & Jenrette Securities Corporation, Lightbridge's financial advisor for the contemplated transaction, outlined DLJ's views concerning the proposed merger with Corsair. DLJ commented on the financial advantages and disadvantages of the proposed merger and the strategic implications of the merger. The board also reviewed the risks and opportunities the merger presented.

    On September 26, 2000, at a special meeting of Lightbridge's board of directors, the proposed merger was further discussed. It was also proposed to the board that Lightbridge send a draft term sheet to Corsair. After Lightbridge's management updated the board on the status of Lightbridge's due diligence review, and after further discussion of the merits of the proposed transaction, the board instructed management to send the proposed term sheet to Corsair.

    On September 27, 2000, at a special meeting of Corsair's board of directors, members of the management and a representative of Broadview informed the board of their continuing discussions with Lightbridge, as well as a potential alternative transaction with a third party. Members of Corsair's management and the board also discussed other strategic issues regarding the proposed transaction with Lightbridge.

    On October 2, 2000, Corsair received an initial draft of the proposed merger agreement from Lightbridge. During the period from October 2 to October 6, 2000, Lightbridge and Corsair, together with their respective counsel, Foley, Hoag & Eliot LLP and Brobeck, Phleger & Harrison LLP, conducted reciprocal due diligence and negotiated the terms of the merger agreement. On October 9, 2000, a Corsair senior executive traveled to Boston to conduct financial due diligence.

    On October 3, 2000, and again on October 6, 2000, at special meetings of Lightbridge's board of directors, the board discussed the proposed merger further and management reported on the due diligence activities being conducted by both Lightbridge and Corsair. Members of Lightbridge's management as well as representatives of DLJ then discussed initial estimates of Corsair's financial results for the third quarter of 2000. The board agreed that both management and DLJ should continue to investigate Corsair's financial performance in the third quarter and how such performance could impact the timing of signing the merger agreement and announcing the merger.

    On October 5, 2000, Corsair and Lightbridge signed a term sheet containing basic terms of a proposed merger, excluding price and percentage ownership by each company's stockholders of the combined company. The term sheet also contained an exclusivity provision preventing Corsair and Lightbridge from entering into similar discussions with other companies until October 16, 2000. At that time, Corsair and its advisors ceased discussions with the third party.

    On October 10, 2000, Lightbridge informed Corsair that it wanted to delay discussions regarding an exchange ratio until each company announced its earnings for the third quarter of 2000.

    During the period from October 10 to October 12, 2000, Lightbridge senior executives visited Corsair's corporate headquarters to further discuss issues, other than price, pertaining to the proposed transaction and continue the due diligence process.

    On October 13, 2000, Corsair's board of directors met and engaged in a lengthy discussion regarding issues related to the proposed merger including the status of due diligence by the parties, the revised timing of the proposed transaction and the percentage ownership of Lightbridge that the Corsair stockholders would hold after closing of the merger.

    Lightbridge's board of directors also met on October 13, 2000 to review the status of the negotiation of the proposed merger and the results of the continuing due diligence review by management and Lightbridge's advisors. The board also reviewed financial analyses prepared by DLJ regarding the relative values of the two companies.

    On October 16, 2000, the exclusivity clause preventing Corsair and Lightbridge from negotiating with other companies expired. Corsair's financial advisor then re-initiated contact with the third party, which indicated that it was unwilling to make a firm proposal at that time.

    On October 17, 2000, Corsair announced its earnings for the third quarter of 2000. On October 18, 2000, Lightbridge announced its earnings for the third quarter of 2000.

    On October 20, 2000, Lightbridge's board of directors met to discuss possible exchange ratios for the merger, as well as other terms of the transaction. Representatives of DLJ participated in the meeting and provided further financial analyses of the two companies. Following the meeting, representatives of Broadview and DLJ discussed percentage ownership of the combined company and possible exchange ratios for the merger. Lightbridge, through its financial advisor, proposed a possible exchange ratio of 0.5275 of a share of Lightbridge common stock for each share of Corsair common stock. That evening, Corsair's board of directors held a special meeting to discuss the proposed terms of the merger, including the proposed exchange ratio. The board concluded that the proposed ratio of 0.5275, which would result in Corsair stockholders owning 33% of the combined company, was not acceptable. The board discussed at length alternative exchange ratios and percentage ownership of the combined company. The board instructed senior management, its financial advisor and its counsel to continue to negotiate with Lightbridge.

    On October 21 and October 22, 2000, a representative of Broadview and a representative of DLJ continued negotiations over the exchange ratio and percentage ownership of the combined company. Broadview, on Corsair's behalf, rejected the proposal received on October 20, 2000 and suggested a transaction whereby Corsair stockholders would own 40% of the combined company. The parties were unable to reach an agreement at that time.

    On October 22, 2000, Lightbridge's board of directors met and management and a representative of DLJ reported on the status of discussions regarding the proposed exchange ratio.

    On the evening of October 23, 2000, senior executives from Lightbridge and Corsair discussed by telephone unresolved terms of the proposed merger, including valuation and percentage ownership of the combined company. The executives discussed at length various percentage ownership structures and alternative exchange ratios. Ultimately, after lengthy discussions with their financial advisors and other executives at their companies, the senior executives agreed to discuss a 36.5% ownership of the combined company by Corsair stockholders, resulting in an exchange ratio of 0.5978, with their respective boards of directors.

    On the evening of October 24, 2000 Corsair's board of directors held a special meeting to consider and discuss the proposed terms of the merger. At that meeting, Broadview gave a detailed presentation of the agreed upon financial terms of the proposed merger and Corsair's counsel discussed the legal effects of the agreed upon terms of the proposed merger. After full discussion, the board agreed to further consider the matter and hold a meeting the next afternoon.

    On the afternoon of October 25, 2000 Corsair's board of directors met to further consider and fully discuss the proposed transaction. At that meeting, Broadview gave a full description of its financial analyses of the merger and Corsair's counsel gave the board of directors a full briefing regarding the board's fiduciary duties, a full description of the legal documents, the legal effects and ramifications of the proposed transaction and prompt board approval of the transaction. After a full discussion, the board agreed to further consider the matter overnight and hold a meeting early the following morning to render its final decision.

    On the evening of October 25, 2000 Lightbridge's board of directors met to review and discuss the final proposed terms of the merger. DLJ orally provided its opinion to the board, later confirmed in writing as of October 26, 2000, that the exchange ratio of 0.5978 was fair to the Company from a financial point of view. DLJ's presentation included a detailed financial analysis of the merger and its effects. Lightbridge's counsel reviewed in detail the legal implications of the merger and the board's fiduciary duties. After an extensive discussion, the Lightbridge board of directors unanimously:

    - approved the acquisition of Corsair and execution of the merger agreement;

    - approved the issuance of Lightbridge common stock in accordance with the merger agreement;

    - declared the merger agreement, the merger and the issuance of Lightbridge common stock in accordance with the merger agreement advisable and in the best interests of Lightbridge and its stockholders; and

    - recommended that Lightbridge stockholders approve the issuance of the Lightbridge common stock to be delivered pursuant to the merger agreement.

    On the morning of October 26, 2000, Corsair's board of directors met and further discussed the terms of the merger. At that meeting, the board of directors received the oral opinion of Broadview, later confirmed in a writing as of the same date, that an exchange ratio of 0.5978 was fair, from a financial point of view, to Corsair's stockholders. After a full discussion, Corsair's board unanimously:

    - approved the merger agreement;

    - declared the merger agreement and the merger advisable and in the best interests of Corsair and its stockholders; and

    - recommended that Corsair's stockholders adopt the merger agreement.

    Following the meeting of Corsair's board on October 26, 2000 and prior to the opening of business, Corsair and Lightbridge signed the merger agreement and issued a press release announcing the signing of the merger agreement and the principal terms of the proposed transaction.

LIGHTBRIDGE'S REASONS FOR THE MERGER; LIGHTBRIDGE'S BOARD OF DIRECTORS'
  RECOMMENDATION

    In reaching its decision to approve the merger agreement, Lightbridge's board consulted with Lightbridge's management, as well as with financial, accounting and legal advisors, and identified and considered a variety of factors which, when taken as a whole, supported its decisions, including the following:

    - the complementary nature of each company's product and service offerings and the potential of the combined products and services to address all aspects of customer management for wireless telecommunications providers;

    - the opportunity to create significant sales and distribution synergies, particularly in light of Corsair's strong international client base and established distribution channels;

    - the opportunity to capitalize on each company's strong client relationships and established reputation to provide additional products and services to each company's existing clients;

    - the compatibility of the companies' revenue models and the opportunity to bring them together to increase the financial resources of a combined company;

    - the anticipated financial impact of the proposed transaction on the combined company's future financial performance;

    - the opportunity for Lightbridge to obtain the services of key members of Corsair's management team, including the services of Thomas C. Meyer as President and Chief Operating Officer;

    - the ability to enhance the product development and deployment expertise of both companies in order to bring new products to market in a timely fashion;

    - the strategic and financial alternatives available to Lightbridge in the intensely competitive wireless telecommunications market;

    - the analysis and presentation of DLJ and the opinion of that firm delivered orally to Lightbridge's board of directors on October 25, 2000 that, as of that date, and based on and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio of 0.5978 was fair to Lightbridge, from a financial point of view;

    - the structure of the merger and the terms of the merger agreement, including the fact that the fixed exchange ratio provides certainty as to the number of shares of Lightbridge common stock to be issued in the merger;

    - the right of Lightbridge's board to terminate the merger agreement upon receipt of a superior proposal, or amend or withdraw its recommendation under specified circumstances;

    - the qualification of the merger as a tax-free transaction, except for tax resulting from cash received in lieu of fractional shares of Lightbridge common stock by holders of Corsair common stock, and the expected treatment of the merger as a pooling of interests for accounting and financial reporting purposes; and

    - the inclusion in the combined company's board of directors of 3 members who currently serve on Lightbridge's board, who would constitute a majority of the full board.

    In reaching its decision to approve the merger and recommend approval to Lightbridge's stockholders the Lightbridge board of directors also considered a number of potentially negative factors, including:

    - the risk that the combined company will not be able to successfully integrate the operations of Lightbridge and Corsair;

    - the possibility that Lightbridge may not succeed in retaining the key employees of Corsair;

    - Corsair's dependence on its PrePay product and on Ericsson;

    - the volatility of the price of Corsair's common stock, including the risk that the exchange ratio is fixed and will not decrease in the event that the price of Corsair's common stock decreases; and

    - the other risks described under "Risk Factors."

    Members of Lightbridge's board of directors evaluated these factors in light of their knowledge of Lightbridge's business, the wireless communications and related industries and their business judgment. In view of the variety of factors and the amount of information considered, Lightbridge's board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The determination was made after consideration of all of the factors taken as a whole. In addition, individual members of Lightbridge's board of directors may have given different weights to different factors.

    LIGHTBRIDGE'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. LIGHTBRIDGE'S BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF LIGHTBRIDGE AND ITS STOCKHOLDERS AND RECOMMENDS THAT ITS STOCKHOLDERS VOTE FOR THE ISSUANCE OF LIGHTBRIDGE COMMON STOCK IN CONNECTION WITH THE MERGER.

    If the merger is not completed, Lightbridge intends to continue as an independent public company and will continue to pursue other strategic transactions or alternatives to realize value for its stockholders.

OPINION OF LIGHTBRIDGE'S FINANCIAL ADVISOR

    Lightbridge asked Donaldson, Lufkin & Jenrette Securities Corporation, in its role as financial advisor to Lightbridge, to render an opinion to the Lightbridge board of directors as to the fairness, from a financial point of view, to Lightbridge of the exchange ratio in the merger. On October 25, 2000, DLJ delivered to the Lightbridge board of directors its oral opinion, subsequently confirmed in a written opinion dated October 26, 2000, and a further written opinion dated December 22, 2000, to the effect that, as of such dates, based on and subject to the assumptions, limitations and qualifications set forth in such written opinions, the exchange ratio in the merger was fair to Lightbridge from a financial point of view. Unless otherwise noted, any reference herein to DLJ's opinion refers to the written opinion of DLJ dated October 26, 2000. The DLJ opinion dated December 22, 2000 is substantially the same as the October 26, 2000 opinion. The full text of DLJ's opinion dated October 26, 2000 is attached as Annex B to this document.

    Lightbridge selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. DLJ, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    Lightbridge and Corsair determined the exchange ratio in arm's length negotiations between Lightbridge and Corsair in which DLJ advised Lightbridge.

    In arriving at its opinion, DLJ:

    - reviewed the merger agreement dated October 26, 2000 and the exhibits thereto;

    - reviewed financial and other information that was publicly available or furnished to DLJ by Lightbridge and Corsair, including information provided during discussions with Lightbridge's management. Included in the information provided during discussions with Corsair's management were financial projections of Lightbridge for the period beginning January 1, 2000 and ending December 31, 2000 prepared by the management of Corsair. Included in the information provided during discussions with the management of Lightbridge were views on financial projections of Corsair for the period beginning January 1, 2002 and ending December 31, 2005 and financial projections of Lightbridge for the period beginning January 1, 2000 and ending December 31, 2005 prepared by the management of Lightbridge;

    - compared financial and securities data of Lightbridge and Corsair with various other companies whose securities are traded in public markets;

    - reviewed the historical stock prices and trading volumes of Lightbridge common stock and Corsair common stock;

    - reviewed prices paid in other business combinations; and

    - conducted other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering its opinion.

    In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Lightbridge, Corsair, or their respective representatives, or that was otherwise reviewed by DLJ and assumed that Lightbridge was not aware of any information prepared by it or its other advisors that might be material to DLJ's opinion that had not been made available to DLJ. With respect to the financial projections supplied to DLJ, DLJ relied on representations that the projections were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Lightbridge and Corsair as to the future operating and financial performance of Lightbridge and Corsair, respectively. With respect to the views of the management of Lightbridge with respect to the financial projections referred to above, DLJ relied on representations that such views reflect the best currently available estimates and judgments of the management of Lightbridge and Corsair as to the future operating and financial performance of Lightbridge and Corsair. DLJ did not assume responsibility for making any independent evaluation of the assets or liabilities, or for making any independent verification of the information DLJ reviewed. DLJ assumed that the merger would be a tax free reorganization under the Internal Revenue Code of 1986, as amended.

    DLJ necessarily based its opinion on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of its opinion. DLJ states in its opinion that, although subsequent developments may affect the conclusions reached in its opinion,

DLJ does not have any obligation to update, revise or reaffirm its opinion. DLJ expressed no opinion as to the price at which Lightbridge common stock would actually trade at any time. With respect to the contingent liabilities of Corsair related to the litigation and other proceedings in which Corsair is involved, DLJ had not been requested to and did not express any opinion regarding the financial impact of these matters on Corsair or Lightbridge and the effect, if any, of such matters on the fairness to Lightbridge from a financial point of view of the exchange ratio in the merger. DLJ's opinion did not address the relative merits of the merger and the other business strategies considered by the Lightbridge board nor did it address the Lightbridge board's decision to proceed with the merger. DLJ's opinion did not constitute a recommendation to any Lightbridge stockholder as to how such stockholder should vote on the merger.

SUMMARY OF FINANCIAL ANALYSES PERFORMED BY DLJ.

    The following is a summary of the financial analyses DLJ presented to the Lightbridge board of directors on October 25, 2000 in connection with the preparation of DLJ's opinion. No company or transaction DLJ used in the analyses described below is directly comparable to Corsair, Lightbridge or the contemplated transaction. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected company or transaction data. The analyses DLJ performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The information summarized in the tables which follow should be read in conjunction with the accompanying text.

    COMMON STOCK TRADING HISTORY. DLJ examined the historical closing prices of Corsair common stock from October 22, 1999 to October 25, 2000. During this time period, Corsair common stock reached a high of $32.25 per share and a low of $6.50 per share. DLJ also examined the historical closing prices of Lightbridge common stock from October 25, 1999 to October 25, 2000. During this time period, Lightbridge common stock reached a high of $33.25 per share and a low of $9.00 per share.

    HISTORICAL EXCHANGE RATIO ANALYSIS. DLJ reviewed the historical exchange ratios implied by the daily closing prices per share of Lightbridge common stock to those of Corsair common stock for the period beginning on October 22, 1999 and ending on October 25, 2000. This analysis showed that the average historical exchange ratios during the period ending on October 25, 2000 were as follows:

                                                             HISTORICAL EXCHANGE
PERIOD ENDED OCTOBER 25, 2000                                   RATIO AVERAGE
-----------------------------                                -------------------
60 days....................................................        0.7183x
30 days....................................................        0.6550x
20 days....................................................        0.5731x
10 days....................................................        0.5175x
Proposed exchange ratio....................................        0.5978x

    COMPARABLE PUBLICLY TRADED COMPANY ANALYSIS. DLJ analyzed the market values and trading multiples of selected publicly traded companies that provide systems and software solutions for the global wireless industry that DLJ believed were reasonably comparable to Corsair. These comparable companies consisted of:

    - Amdocs Limited

    - Boston Communications Group Inc.

    - Convergys Corporation

    - CSG Systems International Ltd.

    - Daleen Technologies, Inc.

    - Illuminet Holdings, Inc.

    - Portal Software, Inc.

    DLJ believed Boston Communications Group Inc., based on similar product offerings, and Daleen Technologies, Inc., based on similar size, were the most comparable companies to Corsair.

    In examining these comparable companies, DLJ calculated the enterprise value of each company as a multiple of its respective:

    - 2000 estimated sales and projected calendar year 2001 sales,

    - 2000 expected EBITDA and projected calendar year 2001 EBITDA; and

    - 2000 expected EPS and 2001 projected calendar year EPS. The enterprise value of a company is equal to the value of its fully diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities.

    EBITDA means earnings before interest expense, taxes, depreciation and amortization. EPS means earnings per share. All EPS estimates were as reported by First Call and all projected data was obtained from Wall Street research reports and the managements of Corsair and Lightbridge. DLJ's analysis of the comparable companies yielded the following multiple ranges:

                                   2000E      2001P      2000E      2001P      2000E      2001P
                                   SALES      SALES      EBITDA     EBITDA      EPS        EPS
                                  --------   --------   --------   --------   --------   --------
High............................   20.6x      12.6x      42.5x      93.8x      66.5x      49.2x
Low.............................    3.0x       2.5x      11.2x       9.4x      25.4x      23.6x
Average.........................    7.8x       5.5x      19.6x      35.7x      42.9x      32.2x
Median..........................    4.0x       3.3x      13.8x      14.2x      32.3x      26.2x

    Based on an analysis of this data and Corsair's projected results for comparable periods, DLJ estimated an implied reference range value per share of Corsair common stock ranging from $13.00 to $19.00. This implied reference range was calculated by giving more weight to the enterprise values calculated for Boston Communications Group Inc. and Daleen Technologies, Inc. because, as is noted above, DLJ believed these two companies to be the most comparable to Corsair.

    DLJ analyzed the market values and trading multiples of selected publicly traded companies that provide systems and software solutions for fraud protection and prepaid billing for the global wireless industry that DLJ believed were reasonably comparable to Lightbridge. The comparable companies used and the calculations performed in this analysis were the same as are listed in the table above.

    Based on an analysis of this data and Lightbridge's projected results for comparable periods, DLJ estimated an implied reference range value per share of Lightbridge common stock ranging from $21.00 to $29.00. Based on these results, DLJ derived implied exchange ratios ranging from 0.4483 to 0.9048, which were obtained by comparing the lowest estimated valuation of Corsair common stock to the highest estimated valuation of Lightbridge common stock and the highest estimated valuation of Corsair common stock to the lowest estimated valuation of Lightbridge common stock, compared to the proposed exchange ratio of 0.5978.

    DISCOUNTED CASH FLOW ANALYSIS. DLJ performed a DCF analysis of the projected cash flows of Corsair for the fiscal years ending December 31, 2001 through December 31, 2005, using projections and assumptions provided by the management of Lightbridge and Corsair. DCF means discounted cash flow. The DCFs for Corsair were estimated using discount rates ranging from 16.00% to 19.00%, based on estimates related to the weighted average costs of capital of Corsair, and terminal multiples of estimated EBITDA for Corsair's fiscal year ending December 31, 2005 ranging from 6.0x to 8.0x. Based on this analysis, DLJ estimated an implied value per share of Corsair common stock ranging from $10.50 to $12.50.

    DLJ performed a DCF analysis of the projected cash flows of Lightbridge for the fiscal years ending December 31, 2001 through December 31, 2005, using projections and assumptions provided by the management of Lightbridge. DLJ estimated the DCFs for Lightbridge using discount rates ranging from 15.00% to 18.00%, based on estimates relating to the weighted average costs of capital of Lightbridge, and terminal multiples of estimated EBITDA for Lightbridge's fiscal year ending December 31, 2005 ranging from 6.0x to 8.0x.

    Based on this analysis, DLJ estimated an implied reference range value per share of Lightbridge common stock ranging from $15.00 to $19.00. This analysis also resulted in implied exchange ratios ranging from 0.5526 to 0.8333, which were obtained by comparing the lowest estimated valuation of Corsair common stock to the highest estimated valuation of Lightbridge common stock and the highest estimated valuation of Corsair common stock to the lowest estimated valuation of Lightbridge common stock, compared to the proposed exchange ratio of 0.5978.

    CONTRIBUTION ANALYSIS. DLJ analyzed the relative contributions of Lightbridge and Corsair to the pro forma combined company for the years 2000 and 2001 based on selected financial data, assuming:

    - no anticipated cost savings or related expenses,

    - that options are exercised if in-the-money; and

    - that cash realized from option proceeds would be used to repurchase treasury shares.

    DLJ analyzed the respective contributions of each company's projected revenues, EBITDA, and net income, for each of 2000 and 2001 based on estimates provided by the managements of Lightbridge and Corsair. The implied percent of equity value and implied exchange ratio in the table below denotes each respective company's share of pro forma equity and the resulting exchange ratio based on its relative operating contribution, adjusting where applicable for the debt and the cash contributed by each of Lightbridge and Corsair, respectively:

                                                CORSAIR      LIGHTBRIDGE    IMPLIED
                                              IMPLIED % OF   IMPLIED % OF   EXCHANGE
                                              EQUITY VALUE   EQUITY VALUE    RATIO
                                              ------------   ------------   --------
Revenue
  2000E.....................................      41.2%          58.8%      0.7223x
  2001P.....................................      41.0%          59.0%      0.7174x

EBITDA
  2000E.....................................      41.6%          58.4%      0.7344x
  2001P.....................................      41.5%          58.5%      0.7317x

Fully taxed net income
  2000E.....................................      44.9%          55.1%      0.8341x
  2001P.....................................      44.2%          55.8%      0.8130x

    Based on these results, DLJ derived implied exchange ratios ranging from
0.7200 to 0.8200, compared to the proposed exchange ratio of 0.5978.

    PRO FORMA FINANCIAL IMPACT ANALYSIS. Using projections provided by the management of Lightbridge and Corsair, DLJ compared the projected EPS (fully taxed) of Lightbridge for 2000 and 2001 on a stand-alone basis to the projected pro forma EPS (fully taxed) for 2000 and 2001 of the combined company after the merger. This analysis showed that without synergies the 2000 expected EPS and the 2001 projected EPS would be accretive by more than 10.0%.

    The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the material elements of the presentation that DLJ made to the Lightbridge board on October 25, 2000 in connection with the preparation of DLJ's fairness opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. DLJ conducted each of the analyses in order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to Lightbridge that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses DLJ performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.

ENGAGEMENT LETTER

    Pursuant to the terms of an engagement agreement dated October 24, 2000, Lightbridge has agreed to pay DLJ a transaction fee of approximately
$1.35 million upon the consummation of the merger. Lightbridge has already paid DLJ a fee of $500,000 in connection with the delivery of DLJ's fairness opinions, all of which will be credited against the transaction fee. In addition, Lightbridge agreed to reimburse DLJ, upon DLJ's request from time to time, for all out-of-pocket expenses, including the reasonable fees and expenses of counsel, DLJ incurred in connection with its engagement thereunder and to indemnify DLJ and specified related persons against specified liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. DLJ and Lightbridge negotiated the terms of the fee arrangement.

OTHER RELATIONSHIPS

    DLJ has not performed investment banking or other services for either Lightbridge or Corsair in the past three years.

CORSAIR'S REASONS FOR THE MERGER; CORSAIR'S BOARD OF DIRECTORS' RECOMMENDATION

    In reaching its decision to approve the merger agreement, Corsair's board consulted Corsair's management, legal counsel and financial advisors, and identified and considered several factors which, when taken as a whole, supported its decisions, including the following:

    - the complementary nature of each company's software product offerings and the potential of the combined products to address all aspects of customer management;

    - the opportunity to create significant sales and distribution synergies;

    - the opportunity to capitalize on each company's strong client relationships and established reputations to provide additional products and services to each company's existing customers;

    - the ability to leverage pre-existing software interfaces developed by Lightbridge for independent billing and provisioning systems to increase marketing opportunities for PhoneFuel;

    - the ability to maximize the product development and deployment expertise of both companies in order to bring new products to market in a timely fashion;

    - the strategic and financial alternatives available to Corsair in the intensely competitive wireless telecommunications market;

    - the analyses and presentation of Broadview and the opinion of that firm delivered to Corsair's board of directors on October 26, 2000 that, as of that date, and subject to the assumptions and limitations set forth in the opinion, the exchange ratio of 0.5978 was fair, from a financial point of view, to Corsair's stockholders;

    - the right of Corsair's board to terminate the merger agreement upon receipt of a superior proposal, or amend or withdraw its recommendation under specified circumstances;

    - the qualification of the merger as a tax-free transaction, except for tax resulting from cash received in lieu of fraction shares of Lightbridge common stock by holders of Corsair common stock, and the expected treatment of the merger as a pooling of interests for accounting and financial reporting purposes; and

    - the receipt of 2 seats on the combined company's board of directors.

    In reaching its decision to approve the merger and recommend adoption of the merger agreement to Corsair's stockholders, Corsair's board of directors also considered a number of factors in favor of staying independent, including the following:

    - the risks described under "Risk Factors," including the risk that Lightbridge will not successfully integrate Corsair and its operations; and

    - the volatility of the price of Lightbridge's common stock, including the risk that the exchange ratio is fixed and will not increase in the event that the price of Lightbridge's common stock decreases.

    In addition, Corsair's board of directors considered the interests that specified officers and directors may have with respect to the merger in addition to their interests as Corsair stockholders generally. See "The Merger--Interests of Corsair's management and certain stockholders in the merger" for a more complete discussion of these interests.

    Corsair's board of directors evaluated these factors in light of their knowledge of Corsair's business, the wireless communications and related industries and their business judgment. In view of the variety of factors and the amount of information considered, Corsair's board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The determination was made after consideration of all of the factors taken as a whole. In addition, individual members of Corsair's board of directors may have given different weights to different factors.

    CORSAIR'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. CORSAIR'S BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF CORSAIR AND ITS STOCKHOLDERS AND RECOMMENDS THAT ITS STOCKHOLDERS VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

    If the merger is not completed, Corsair intends to continue as an independent public company and will continue to pursue other strategic transactions or alternatives to realize value for its stockholders.

OPINION OF CORSAIR'S FINANCIAL ADVISOR

    Pursuant to a letter agreement dated September 16, 1999, Broadview International LLC was engaged to act as financial advisor to the Corsair board and to render an opinion to the Corsair board regarding the fairness of the exchange ratio in the merger, from a financial point of view, to Corsair stockholders. At the meeting of the Corsair board on October 26, 2000, Broadview delivered its opinion orally, which was later confirmed in writing, that, as of October 26, 2000, based on and subject to the various factors and assumptions set forth in the written opinion, the exchange ratio was fair, from a financial point of view, to Corsair stockholders. On December 22, 2000, Broadview delivered an updated fairness opinion to Corsair's board of directors confirming, as of that date, the conclusions reached in its opinion dated October 26, 2000.

    Broadview's opinion dated October 26, 2000, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached as Annex C to this document. Corsair stockholders are urged to, and should, read the entire Broadview opinion carefully. The Broadview opinion is directed to the Corsair board and addresses only the fairness of the exchange ratio from a financial point of view to the holders of Corsair common stock as of the date of the opinion. The Broadview opinion does not address any other aspect of the merger and does not constitute a recommendation to any holder of Corsair common stock as to how to vote at the Corsair stockholders meeting. The summary of the Broadview opinion set forth in this proxy statement, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

    In connection with rendering its opinion, Broadview, among other things:

    - reviewed the terms of the merger agreement;

    - reviewed some publicly available financial statements and other information of Corsair and Lightbridge, respectively;

    - reviewed financial projections for Corsair prepared and provided to Broadview by Corsair management;

    - participated in discussions with Corsair and Lightbridge management concerning the operations, business strategy, financial performance and prospects for Corsair and Lightbridge, respectively;

    - discussed the strategic rationale for the merger with Corsair and Lightbridge management, respectively;

    - reviewed the reported closing prices and trading activity for Corsair common stock and Lightbridge common stock;

    - compared aspects of the financial performance of Corsair and Lightbridge with other comparable public companies;

    - analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

    - reviewed recent equity research analyst reports covering Corsair and Lightbridge;

    - analyzed the anticipated effect of the merger on the future financial performance of Lightbridge;

    - assisted in negotiations and discussions related to the merger among Corsair, Lightbridge and their respective financial and legal advisors; and

    - conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

    In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the merger agreement, that was publicly available or furnished to Broadview by Corsair or Lightbridge. With respect to the financial projections examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Corsair as to the future performance of Corsair. Broadview also assumed that neither Corsair nor Lightbridge was currently involved in any material transaction as of the date of Broadview's opinion other than the merger, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses.

    Broadview did not make or obtain any independent appraisal or valuation of any of Corsair's assets. Broadview's opinion is based on market, economic, financial and other conditions as they existed and could be evaluated as of October 26, 2000 and any change in such conditions since that date would require a reevaluation of Broadview's opinion. The Broadview opinion did not express any opinion as to the price at which Lightbridge common stock will trade at any time.

    The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering Broadview's opinion. These analyses were presented to the Corsair board at its meeting on October 25, 2000, and delivered with the opinion on October 26, 2000. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

    CORSAIR STOCK PERFORMANCE ANALYSIS. Broadview compared the recent stock performance of Corsair with that of the NASDAQ composite and the Corsair comparables index. The Corsair comparables index is comprised of public companies that Broadview deemed comparable to Corsair. Broadview selected 6 companies in the communications billing, customer care, and OSS software industry with revenue between $20 million and $150 million and revenue growth between 0% and 200% for the last reported 12 months.

    The Corsair comparables index consists of the following companies:

    - Boston Communications Group Inc. (BCGI)

    - MetaSolv Software Inc. (MSLV)

    - Lightbridge Inc. (LTBG)

    - ACE*COMM Corp (ACEC)

    - Evolving Systems Inc. (EVOL)

    - DSET Corp (DSET)

    PUBLIC COMPANY COMPARABLES ANALYSIS. Broadview considered ratios of market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview separated Corsair by its 2 primary lines of business--PrePay and PhonePrint. Broadview compared financial information of Corsair's PrePay business with publicly available information for the companies comprising the Corsair comparables index. But since no pure-play public comparables exist for PhonePrint, a public company comparables analysis was used only to value PrePay. PrePay financials were generated from historical and projected financials which were prepared by Broadview and approved by Corsair Management. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

    The following table presents the median multiples and the range of multiples for the Corsair comparables index of total market capitalization, defined as equity market capitalization plus total debt minus cash and cash equivalents, and stock price divided by selected operating metrics:

                                                              MEDIAN MULTIPLE   RANGE OF MULTIPLES
                                                              ---------------   ------------------
Total market capitalization to last 12 months revenue.......       1.80x            0.42x - 4.84x

Total market capitalization to projected fiscal year 2000
  revenue...................................................       1.69x            0.37x - 3.55x

Total market capitalization to projected fiscal year 2001
  revenue...................................................       1.73x            0.29x - 2.96x

Total market capitalization to last 12 months operating
  income....................................................      26.33x           3.08x - 36.62x

Total market capitalization to projected fiscal year 2000
  operating income..........................................      20.68x          12.67x - 70.49x

Total market capitalization to projected fiscal year 2001
  operating income..........................................      10.84x           8.60x - 25.19x

Stock price on October 25, 2000 to last 12 months diluted
  earnings per share........................................      32.74x           8.98x - 51.03x

Stock price on October 25, 2000 to projected fiscal year
  2000 diluted earnings per share...........................      25.03x           6.48x - 68.56x

Stock price on October 25, 2000 to projected fiscal year
  2001 diluted earnings per share...........................      22.92x           4.67x - 37.09x

    The following table presents the median implied per share values and the range of implied per share values of Corsair's common stock, calculated by using the multiples shown above and the appropriate Corsair PrePay business operating metric:

                                                                 MEDIAN          RANGE OF
                                                              IMPLIED VALUE   IMPLIED VALUES
                                                              -------------   ---------------
Total market capitalization to last 12 months revenue.......     $ 8.71       $ 5.51 - $15.76

Total market capitalization to projected fiscal year 2000
  revenue...................................................     $ 8.67       $ 5.43 - $13.21

Total market capitalization to projected fiscal year 2001
  revenue...................................................     $10.84       $ 5.58 - $15.30

Total market capitalization to last 12 months operating
  income....................................................     $19.32       $ 6.26 - $25.10

Total market capitalization to projected fiscal year 2000
  operating income..........................................     $16.46       $11.83 - $45.20

Total market capitalization to projected fiscal year 2001
  operating income..........................................     $13.21       $11.42 - $24.71

Stock price on October 25, 2000 to last 12 months diluted
  earnings per share........................................     $20.10       $ 6.11 - $30.88

Stock price on October 25, 2000 to projected fiscal year
  2000 diluted earnings per share...........................     $13.43       $ 4.08 - $35.36

Stock price on October 25, 2000 to projected fiscal year
  2001 diluted earnings per share...........................     $15.42       $ 3.79 - $24.45

    No company used in the public company comparables analysis as a comparison is identical to Corsair's PrePay business. In evaluating the comparables, Broadview made numerous assumptions with respect to the communications billing, customer care, and OSS software industry's performance and general economic conditions, many of which are beyond the control of Corsair. Mathematical analysis, such as determining the median, average, or range, is not in itself a meaningful method of using comparable company data.

    DISCOUNTED CASH FLOW ANALYSIS. While discounted cash flow is a commonly used valuation methodology, Broadview did not employ this analysis for the purposes of valuing the PrePay business. Discounted cash flow analysis is most appropriate for businesses which exhibit relatively steady or somewhat predictable streams of future cash flow. Since PrePay has relatively unpredictable revenue growth, the discounted cash flow analysis would be greatly affected by assumptions about the sustainable long-term growth rate of the business. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for PrePay, Broadview considered a discounted cash flow analysis inappropriate for valuing the PrePay business.

    However, since Corsair's PhonePrint business has predictable streams of future cash flow and a definable end of product life, Broadview considered a discounted cash flow analysis appropriate for valuing PhonePrint. Broadview examined the value of the PhonePrint business based on projected free cash flow estimates for PhonePrint on a standalone basis. The free cash flow estimates were generated from financial projections from December 31, 2000, through December 31, 2005, which were prepared by Broadview and approved by Corsair management. Broadview calculated a discount rate of 19.39% based on the Capital Asset Pricing Model, which states that the return on an asset or security is equal to the risk free return plus a risk premium. Based on this discount rate, derived from the risk implied by the past stock performance of Corsair for the period January 1, 1997 to January 1, 1999, when PhonePrint was Corsair's core product, Broadview calculated an implied total value for PhonePrint of $14.37 million.

    TRANSACTION COMPARABLES ANALYSIS. Broadview considered ratios of equity purchase price, adjusted for the seller's cash and debt when appropriate, to selected historical operating results in order to indicate multiples that strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that they considered similar to the merger. Broadview selected these transactions by choosing recent transactions involving sellers in the communications billing, customer care, and OSS software industry with revenues between $20 million and $150 million for the last reported 12 months. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries.

    These transactions consisted of the acquisition of:

    - Priority Call Management Inc. by LHS Group Inc.

    - Computer Answers International Ltd. by CMG Plc.

    - National Telemanagement Corp. by Illuminet Holdings Inc.

    - International Telecommunication Data Systems Inc. by Amdocs Ltd.

    The following table presents the median multiple and the range of multiples of the equity price plus total debt minus cash and cash equivalents, or the adjusted price, divided by the seller's revenue in the last reported 12 months prior to acquisition for the transactions listed above:

                                                              MEDIAN MULTIPLE   RANGE OF MULTIPLES
                                                              ---------------   ------------------
Adjusted price to last reported 12 months revenue...........       3.42x            1.08x - 5.42x

    The following table presents the median implied per share value and the range of implied per share values of Corsair's common stock, calculated by multiplying the multiples shown above by the appropriate Corsair PrePay business operating metric for the 12 months ended September 30, 2000:

                                                        MEDIAN IMPLIED VALUE   RANGE OF IMPLIED VALUES
                                                        --------------------   -----------------------
Adjusted price to last reported 12 months revenue.....         $11.65              $7.02 - $17.11

    No transaction used as a comparable in the transaction comparables analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the communications billing, customer care, and OSS software industry's performance and general economic conditions, many of which are beyond the control of Corsair or Lightbridge. Mathematical analysis, such as determining the average, median, or range, is not in itself a meaningful method of using comparable transaction data.

    TRANSACTION PREMIUMS PAID ANALYSIS. Broadview considered the premiums paid to each seller's share price to determine the additional value strategic and financial acquirers, compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions involving publicly-held software companies from January 1, 1999, to October 26, 2000, with equity consideration between $50 million and $250 million. Transactions were selected from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries.

    The software transactions used are the acquisitions of:

    - Marcam Solutions by Invensys Plc;

    - Mustang.com Inc. by Quintus Corp.;

    - NetMoves Corp by Mail.com Inc.;

    - ConnectInc.com by Calico Commerce Inc.;

    - Worldtalk Communications Corp. by Tumbleweed Communications Corp;

    - Interlink Computer Sciences by Sterling Software Inc.;

    - Oshap Technologies Ltd. by SunGard Data Systems Inc.;

    - Softworks Inc. by EMC Corp;

    - Metrowerks Inc. by Motorola Inc.;

    - Interface Systems Inc. by Tumbleweed Communications Corp.;

    - OrCAD Inc. by Cadence Design Systems Inc.;

    - Wall Data Inc. by NetManage Inc.;

    - ULTRADATA Corp. by Concentrex Inc.;

    - Brite Voice Systems Inc. by InterVoice Inc.;

    - Inference Corp by eGain Communications Corp;

    - Caere Corp by ScanSoft Inc.;

    - Concentrex Inc. by John H. Harland Co.;

    - FDP Corp. by SunGard Data Systems Inc.;

    - Information Advantage Inc. by Sterling Software Inc.;
    - Elite Information Group Inc. by Solution 6 Holdings Ltd.;

    - Oacis Healthcare Holdings Corp. by Science Applications International
      Corp.;

    - Xionics Document Technologies Inc. by Oak Technology Inc.;

    - PC DOCS Group International Inc. by Hummingbird Communications Ltd.;

    - Voice Control Systems Inc. by Philips Electronics NV;

    - Viasoft Inc. by Allen Systems Group Inc.;

    - International Telecommunications Data Systems Inc. by Amdocs Ltd.;

    - Mosaix Inc. by Lucent Technologies Inc.; and

    - Enterprise Software Inc. by LiveWire Media LLC.

    The following table presents the median premium and the range of premiums for these transactions calculated by dividing,

    - the offer price per share minus the closing share price of the seller's common stock 20 trading days or 1 trading day prior to the public announcement of the transaction, by

    - the closing share price of the seller's common stock 20 trading days or 1 trading day prior to the public announcement of the transaction.

                                               MEDIAN PREMIUM   RANGE OF PREMIUMS
                                               --------------   -----------------
Premium paid to seller's stock price 1
  trading day prior to announcement..........       31.3%         -6.3% - 100.0%

Premium paid to seller's stock price 20
  trading days prior to announcement.........       64.2%          4.6% - 287.1%

    The following table presents the median implied value and the range of implied values of Corsair's common stock, calculated by using the premiums shown above and Corsair's stock price 20 trading days and 1 trading day prior to the public announcement of the transaction.

                                        MEDIAN IMPLIED VALUE   RANGE OF IMPLIED VALUES
                                        --------------------   -----------------------
Premium paid to seller's stock price 1
  trading day prior to announcement...         $ 9.11              $6.50 - $13.88

Premium paid to seller's stock price
  20 trading days prior to
  announcement........................         $13.14              $8.37 - $30.97

    No transaction used as a comparable in the transaction premiums paid analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the software industry's performance and general economic conditions, many of which are beyond the control of Corsair or Lightbridge. Mathematical analysis, such as determining the average, median, or range is not in itself a meaningful method of using comparable transaction data.

    PRESENT VALUE OF PROJECTED SHARE PRICE ANALYSIS. Broadview calculated the present value of potential future share prices of Corsair common stock on a standalone basis using management's projections for Corsair's PrePay business for the 12 months ending December 31, 2001. The implied share price was calculated using the median price to last 12 months earnings multiple for the Corsair comparables index and a discount rate determined by the Capital Asset Pricing Model with the risk implied by the past stock performance of the Corsair comparables index. Based on this analysis, the implied share price after adding back the per share value of PhonePrint, calculated as discussed under "--discounted cash flow analysis," is $18.59.

    In addition, Broadview performed an analysis of the pro forma present value per share of Corsair common stock using an estimated 12 months ending
December 31, 2001 earnings per share for the combined entity of Corsair's PrePay business and Lightbridge. This analysis assumes consummation of the merger. The implied share price was calculated using the median price to last 12 months earnings multiple for the combined set of Corsair comparables index and Lightbridge comparables index, which is described below, multiplied by the exchange ratio of 0.5978. From this, an implied value to Corsair stockholders was calculated and discounted based on the Capital Asset Pricing Model with the risk implied by the past stock performance of the combined set of Corsair comparables index and Lightbridge comparables index. The resulting implied value after adding back the per share value of PhonePrint, calculated as discussed under "--discounted cash flow analysis," is $18.58.

    RELATIVE CONTRIBUTION ANALYSIS. Broadview examined the relative contribution of Corsair's PrePay business to Lightbridge for a number of historical and projected operating metrics. In this analysis, projected figures for Corsair's PrePay business were prepared by Broadview and approved by Corsair Management. Lightbridge projected figures are based on selected analyst estimates.

    The following table reflects the relative contribution of Lightbridge and Corsair's PrePay business for each operating metric:

                                                            LIGHTBRIDGE    PREPAY
                                                            -----------   --------
Last 12 months revenue....................................      72.9%       27.1%

Projected fiscal year 2000 revenue........................      73.4%       26.6%

Projected fiscal year 2001 revenue........................      69.2%       30.8%

Last 12 months operating income...........................      65.1%       34.9%

Projected fiscal year 2000 operating income...............      67.3%       32.7%

Projected fiscal year 2001 operating income...............      64.3%       35.7%

Last 12 months net income.................................      55.5%       44.5%

Projected fiscal year 2000 net income.....................      58.8%       41.2%

Projected fiscal year 2001 net income.....................      56.3%       43.7%

    RELATIVE OWNERSHIP ANALYSIS. A relative ownership analysis measures each of the merging companies' relative equity ownership and relative entity contribution. Entity contribution compares the relative entity values of the combining companies. Entity value equals equity value minus cash and cash equivalents plus total debt. At the exchange ratio of 0.5978, the implied equity ownership is 36.5% for Corsair and 63.5% for Lightbridge, while the implied entity contribution is 28.6% for Corsair and 71.4% for Lightbridge. In addition, Broadview reviewed the relative equity ownership and relative entity contribution of Corsair's PrePay business standalone and Lightbridge. The implied equity ownership is 34.4% for PrePay and 65.6% for Lightbridge, while the implied entity contribution is 25.5% for PrePay and 74.5% for Lightbridge.

    EXCHANGE RATIO ANALYSIS. Broadview reviewed the ratios of the closing prices of Corsair common stock divided by the corresponding prices of Lightbridge common stock over the period from October 27, 1999, to October 26, 2000, in contrast with the exchange ratio of 0.5978.

    The following table presents the range of values for the historical exchange ratio:

                                                              EXCHANGE RATIO
                                                              --------------
1 year low..................................................      0.2368

1 year high.................................................      1.8832

10 trading day average......................................      0.5295

20 trading day average......................................      0.5887

3 month average.............................................      0.7210

6 month average.............................................      0.8914

1 year average..............................................      0.8167

    LIGHTBRIDGE STOCK PERFORMANCE ANALYSIS. Broadview compared the recent stock performance of Lightbridge with that of the NASDAQ composite and the Lightbridge comparables index. The Lightbridge comparables index is comprised of public companies that Broadview deemed comparable to Lightbridge. Broadview selected 5 public companies in the communications customer care and OSS software industry with revenue between $20 million and $250 million and revenue growth between 0% and 100% for the last reported 12 months. The Lightbridge comparables index consists of the following companies:

    - MetaSolv Software Inc. (MSLV)

    - ACE*COMM Corp (ACEC)

    - Corsair Communications Inc. (CAIR)

    - Evolving Systems Inc. (EVOL)

    - DSET Corp (DSET)

    EVALUATION OF LIGHTBRIDGE EQUITY. Broadview compared financial information of Lightbridge with publicly available information for companies comprising the Lightbridge comparables index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

    PRO FORMA COMBINATION ANALYSIS. Broadview calculated the pro forma impact of the merger on the combined entity's projected earnings per share for Lightbridge's fiscal years ending December 31, 2000, and December 31, 2001, taking into consideration various financial effects which will result from consummation of the merger. This analysis relies upon financial and operating assumptions provided by Corsair's management, equity research analysts and publicly available data about Lightbridge and Corsair. Broadview assumed that the merger would be treated as a pooling transaction and that no opportunities for cost savings or revenue enhancements exist. Based on this analysis, the pro forma model indicates earnings per share accretion, excluding acquisition expenses, for the fiscal year ending December 31, 2000, and earnings per share accretion for the fiscal year ending December 31, 2001. Broadview also examined the effects of potential cost savings and revenue enhancements, and the incremental accretion related to those synergies. Finally, Broadview calculated the pro forma earnings per share accretion impact on Lightbridge, taking into consideration only PrePay's financial effects resulting from a consummation of the merger. Based on this scenario, the pro forma pooling model indicates earnings per share accretion, excluding acquisition expenses, for the fiscal year ending December 31, 2000, and earnings per share accretion for the fiscal year ending December 31, 2001.

    In connection with the review of the merger by the Corsair board, Broadview performed a variety of financial and comparative analyses. The summary set forth above does not purport to be a complete description of the analyses performed by Broadview in connection with the merger.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

    In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Corsair or Lightbridge. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The exchange ratio pursuant to the merger agreement and other terms of the merger agreement were determined through arm's length negotiations between Corsair and Lightbridge, and were approved by the Corsair board. Broadview provided advice to the Corsair board during such negotiations; however, Broadview did not recommend any specific consideration to the Corsair board or that any specific consideration constituted the only appropriate consideration for the merger. In addition, Broadview's opinion and presentation to the Corsair board was one of many factors taken into consideration by the Corsair board in making its decision to approve the merger. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the Corsair board with respect to the value of Corsair or of whether the Corsair board would have been willing to agree to a different consideration.

    Upon consummation of the merger, Corsair will be obligated to pay Broadview a transaction fee of approximately $2.3 million. Corsair has already paid Broadview a fee of $300,000 for its fairness opinion dated October 26, 2000, all of which will be credited against the transaction fee payable by Corsair upon completion of the merger. Corsair will also pay Broadview a fee of $250,000 for its updated fairness opinion dated December 22, 2000, and $100,000 of this fee will be credited against the transaction fee payable by Corsair upon completion of the merger. In addition, Corsair has agreed to reimburse Broadview for its reasonable expenses, including fees and expenses of its counsel, and to indemnify Broadview and its affiliates against liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which Corsair and Broadview believe are customary in transactions of this nature, were negotiated at arm's length between Corsair and Broadview, and Corsair's board of directors was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the merger.

INTERESTS OF CORSAIR'S MANAGEMENT AND CERTAIN STOCKHOLDERS IN THE MERGER

    In considering the recommendation of Corsair's board of directors with respect to the proposed merger, Corsair stockholders should note that some of Corsair's stockholders, directors and officers have interests in the merger that are different from, or in addition to, their interests solely as Corsair stockholders. These interests may create potential conflicts of interest. The boards of directors of Lightbridge and Corsair were aware of these interests and took these interests into account in approving the proposed merger and the transactions contemplated by the merger documents.

    STOCK HELD BY CORSAIR DIRECTORS AND OFFICERS. Corsair's directors and executive officers who own Corsair common stock have entered into stockholder agreements agreeing to vote their shares in favor of adoption of the merger agreement and have executed proxies with respect to their shares in favor of Lightbridge.

    ELECTION OF DIRECTORS. Under the terms of the merger agreement, two of Lightbridge's current directors will resign and Lightbridge will elect Thomas C. Meyer and Rachelle Chong to Lightbridge's board of directors.

    LIGHTBRIDGE STOCK OPTIONS. Each Corsair director who is named to the Lightbridge board of directors will automatically receive an option to purchase 20,000 shares of Lightbridge common stock at the price equal to the closing price of Lightbridge common stock on the date the merger is completed.

    CORSAIR STOCK OPTIONS. The options owned by each of Corsair's directors and officers will be assumed in the merger and become exercisable, in accordance with their terms, for shares of Lightbridge common stock.

    EMPLOYMENT ARRANGEMENTS. Lightbridge will be required to offer employment arrangements to Thomas C. Meyer, Carla Schneiderman, Lyle York, Peter Yuan and Steve Brown following the merger. These employment arrangements will be offered to these individuals on terms at least as favorable as those under which they are currently employed at Corsair. Lightbridge also intends to hire other members of Corsair's management team.

    INDEMNIFICATION; INSURANCE. Lightbridge will be required to indemnify all persons who were officers, directors or employees of Corsair or any of its subsidiaries prior to the merger to the same extent those persons were indemnified pursuant to Corsair's certificate of incorporation or by-laws in effect on the date of the merger agreement.

    Lightbridge will be required to indemnify and provide advancement of expenses to all persons who were officers and directors of Corsair immediately prior to the merger for all actions, claims, damages, costs, expenses, liabilities or judgments or settlements arising out of the fact that the person is or was a director or officer of Corsair.

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
    For a period of three years after completing the merger, Lightbridge will provide officers' and directors' liability insurance for each individual covered under Corsair's comparable policy. However, if Lightbridge's annual premium payments for the insurance policy exceeds 200% of its current annual amount, Lightbridge will not be obligated to continue the policy and may substitute a policy with the greatest coverage available at a cost not exceeding that amount.

OWNERSHIP OF LIGHTBRIDGE COMMON STOCK FOLLOWING THE MERGER

    As a result of the merger, holders of Corsair common stock will become Lightbridge stockholders. Assuming that no options to purchase Corsair common stock are exercised before the closing of the merger, Lightbridge will issue approximately 10,270,000 shares of Lightbridge common stock to Corsair stockholders in the merger. Following the merger, existing Lightbridge stockholders will own approximately 63.5%, and former Corsair stockholders will own approximately 36.5%, of the combined company. Our calculation of the percentage ownership of Lightbridge common stock following the merger is based on each company's outstanding common stock as of September 30, 2000. We used the treasury method of accounting to calculate the effect of options and warrants. This method assumes the exercise of each company's currently exercisable options and warrants with an exercise price below the current trading value of that company's shares on The Nasdaq Stock Market and deducts a number of shares assumed to be purchased in the open market with the proceeds of the option and warrant exercises. Lightbridge will reserve up to an additional 1,610,732 shares of Lightbridge common stock which may be issued upon the exercise of options to purchase shares of Corsair common stock, which will be assumed by Lightbridge and converted to options to purchase shares of Lightbridge common stock.

MANAGEMENT OF LIGHTBRIDGE FOLLOWING THE MERGER

    BOARD OF DIRECTORS. After the merger, Lightbridge's board of directors will consist of the individuals named below, who will serve in the classes indicated:

NAME                                                         CLASS     TERM EXPIRES
----                                                        --------   ------------
Rachelle B. Chong.........................................  II             2001
Torrence C. Harder........................................  III            2002
Thomas C. Meyer...........................................  I              2003
Andrew G. Mills...........................................  II             2001
Pamela D.A. Reeve.........................................  III            2002

    Mr. Harder, Mr. Mills and Ms. Reeve currently serve as directors of Lightbridge, and Ms. Chong and Mr. Meyer currently serve as directors of Corsair. If any of these individuals listed above become unavailable to serve on the Lightbridge board, Lightbridge and Corsair will select another person who currently serves on the same board of directors to serve in such individual's place. The Lightbridge board will determine the members of Lightbridge's audit and compensation committees following the merger.

    EXECUTIVE OFFICERS. At the time of the merger, Mr. Meyer will become the President and Chief Operating Officer of Lightbridge, and Ms. Reeve will remain Chief Executive Officer. In addition, Steve Brown, Carla Schneiderman, Lyle York and Peter Yuan will be employed by Lightbridge as senior executives. See "The merger--Interests of Corsair's management and certain stockholders in the merger."

    Except as discussed above, key staff positions to be held by Lightbridge management and Corsair management have not yet been finally determined. Before completion of the merger, final decisions may be made with respect to the management and operations of Lightbridge, including the selection of executive officers and other senior management.

    Additional information about those individuals listed above and the directors of Lightbridge and Corsair is contained in Lightbridge's and Corsair's respective proxy statements which are incorporated by reference into this document.

    Lightbridge's corporate headquarters will remain in Burlington, Massachusetts.

                              THE MERGER AGREEMENT

    The following is a brief summary of the material provisions of the merger agreement. You are urged to read the full text of the merger agreement, which is attached as Annex A to this document.

GENERAL

    The merger agreement provides for the acquisition of Corsair by Lightbridge by way of a merger of Lightning Merger Corporation, a wholly owned subsidiary of Lightbridge, into Corsair. When the merger is completed, each outstanding share of Corsair common stock will be converted automatically into 0.5978 shares of Lightbridge common stock. No fractional shares of Lightbridge common stock will be issued. In lieu of a fractional share, Lightbridge will pay in cash, rounded to the nearest whole cent, equal to the product of the fraction, multiplied by the average closing price of a share of Lightbridge common stock for the 10 most recent days that Lightbridge common stock has traded, ending on the trading day immediately prior to the closing, as reported on The Nasdaq Stock Market.

CONVERSION OF CORSAIR COMMON STOCK

    Once we complete the merger, the following will occur:

    - each share of Corsair common stock owned by Corsair as treasury stock and each share of Corsair common stock owned by Lightbridge or any wholly owned subsidiary of Lightbridge, will be cancelled; and

    - each share of Corsair common stock issued and outstanding on the day the merger is closed which has not been cancelled will be converted into the right to receive 0.5978 shares of Lightbridge common stock and, with respect to each whole share of Lightbridge common stock to be received, the right to receive one right under the rights agreement dated
      November 14, 1997 between Lightbridge and American Stock Transfer and Trust Company, as amended.

TREATMENT OF CORSAIR STOCK OPTIONS

    Each option to purchase Corsair common stock that is outstanding and unexercised when the merger is closed will be assumed by Lightbridge. Each option will continue to be governed by the option plan under which it was granted. In each case:

    - the number of shares of Lightbridge common stock subject to the assumed option will be equal to the number of shares of Lightbridge common stock which would have been issued in the merger if the shares of Corsair common stock subject to that option were outstanding prior to the merger, rounded down to the next lower full share; and

    - the exercise price per share of the assumed option will be equal to the quotient determined by dividing the exercise price per share of Corsair common stock at which the option was exercisable immediately prior to the closing of the merger by 0.5978, rounded down to the nearest whole cent.

    For example, if a person holds an unexercised option to purchase 100 shares of Corsair common stock for $1.00 per share, as of the closing of the merger that option will automatically be assumed and will be an option to purchase 59 shares of Lightbridge common stock at $1.67 per share. The other terms of the option, such as its expiration date, will be unchanged.

    As soon as practicable after the closing of the merger, Lightbridge will issue to each holder of assumed Corsair options a document confirming the assumption described above. However, Lightbridge will not issue any confirmation, nor will Lightbridge issue any shares of Lightbridge common stock issuable upon exercise of an assumed option, until the shares of Lightbridge common stock issuable upon exercise of the options are:

    - registered with the SEC on Form S-8 within 30 days after the closing of the merger;

    - approved for inclusion on The Nasdaq Stock Market; and

    - authorized for sale by any appropriate state securities regulators, if necessary.

EXCHANGE OF CORSAIR CERTIFICATES

    Promptly after the closing of the merger, Lightbridge will cause the exchange agent to send to each Corsair stockholder a letter of transmittal and instructions for use in exchanging Corsair stock certificate(s) for a certificate representing shares of Lightbridge common stock and, if applicable, a check for the fractional share amount to which the stockholder is entitled.

    Each Corsair stockholder must surrender to the exchange agent all of his Corsair stock certificates along with a properly executed and completed letter of transmittal before he or she can receive a certificate representing shares of Lightbridge common stock and a cash payment for fractional shares, if any. Until surrendered, outstanding Corsair stock certificates will be treated for all corporate purposes as evidence of ownership of shares of Lightbridge common stock into which the shares of Corsair common stock have been automatically converted. No transfer of shares of Corsair common stock will be made on the stock transfer books of Corsair on or after the closing of the merger.

    Corsair stockholders should not surrender their Corsair stock certificates for exchange until they receive the letter of transmittal and instructions from the exchange agent. However, Corsair stockholders are urged to notify EquiServe, immediately if their Corsair stock certificates are lost, stolen, destroyed or not properly registered, in order to begin the process of obtaining replacement Corsair stock certificates. EquiServe can be reached at 150 Royall Street, Canton Massachusetts 02021, (781) 575-4575.

    Neither Lightbridge, the new wholly owned subsidiary, nor the exchange agent will be liable to any of Corsair's stockholders for any undistributed shares of Lightbridge common stock or cash that are delivered to a public official under applicable abandoned property or similar laws.

REPRESENTATIONS AND WARRANTIES

    The merger agreement contains Corsair's and Lightbridge's representations and warranties relating to, among other things:

    - corporate organization, authority and qualification;

    - obligations with respect to capital stock;

    - consents and approvals required for the merger;

    - absence of specified changes or events;

    - restrictions on business activities;

    - intellectual property;

    - absence of defaults;

    - permits;

    - brokers and finders;

    - employee benefits plans;

    - pooling of interests;

    - information supplied in connection with this document;

    - fairness opinion;

    - capital structure;

    - authority to execute and validity of the agreement;

    - SEC filings and financial statements;

    - taxes;

    - absence of liens and encumbrances;

    - agreements, contracts and commitments;

    - absence of litigation;

    - environmental matters;

    - labor matters;

    - compliance with laws;

    - change of control payments; and

    - board approval required for the merger.

    The merger agreement provides that the representations and warranties of both Corsair and Lightbridge will not survive, or continue in effect, after the closing date of the merger.

COVENANTS

    Each of Corsair and Lightbridge agreed that it will generally:

    - conduct its business in the ordinary course of business and consistent with past practice;

    - not accelerate, amend or change the period of exercisability of options, restricted stock or reprice options, or authorize cash payments for options;

    - not enter into partnerships or similar alliances or agreements to create standards;

    - not grant severance or termination pay to employees except as disclosed;

    - not transfer or license or otherwise extend, amend or modify any rights to its intellectual property or enter into grants to future patent rights, other than specified licenses;

    - not commence any litigation other than for the routine collection of bills, software piracy, or if the failure to commence suit would result in the material impairment of a valuable aspect of its business;

    - not declare or pay any dividends on or make any other distributions in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities for shares of its capital stock;

    - not repurchase or otherwise acquire any shares of its capital stock except in specified circumstances;

    - not issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any class or securities convertible into shares of its capital stock, except in specified circumstances;

    - not amend its organizational documents;

    - not acquire or agree to acquire any business or assets which are material, individually or in the aggregate, to its business, or enter into any joint ventures, strategic partnerships or alliances or purchase any distributors;

    - not dispose of any rights to its material properties or assets, except in the ordinary course of business consistent with past practice;

    - not incur or guarantee any indebtedness, other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business;

    - not adopt or amend any employee benefit, stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees other than in the ordinary course of business, consistent with past practice;

    - not revalue any of its assets;

    - not pay in excess of $100,000, in any one case, or $250,000, in the aggregate, for any claim, liability or obligation other than the payment in the ordinary course of business of liabilities of the type reflected or reserved against in its financials;

    - not make any material tax election, change any accounting method for taxes, file any material tax return or any amendment, settle any tax claim or assessment or consent to any extension or waiver of the limitation period applicable to any tax claim or assessment;

    - not intentionally take any action reasonably likely to interfere with the ability to account for the merger as a pooling of interests; and

    - not take any action reasonably likely to cause any of the conditions to the merger not to be satisfied.

NO SOLICITATION OF TRANSACTIONS

    Neither Corsair nor Lightbridge will directly or indirectly solicit or entertain a proposal by a third party to acquire an interest in either Corsair or Lightbridge, or enter into or participate in any discussions or negotiations regarding a superior proposal unless their respective boards conclude in good faith, with the advice of an independent financial advisor, that such proposal is reasonably likely to be funded, reasonably capable of being consummated, or more favorable to their respective stockholders and necessary for their respective boards to fulfill their fiduciary duties.

    If either Corsair or Lightbridge receives a superior proposal, they will immediately notify the other party of the terms and conditions of such proposal and the identity of the person making it.

CONDITIONS TO THE MERGER

    Corsair's and Lightbridge's respective obligation to complete the merger depend upon the satisfaction or waiver of a number of conditions, including, the following:

    - adoption of the merger agreement by a majority of Corsair's stockholders and a majority of Lightbridge's stockholders;

    - the effectiveness of, and the absence of stop order proceedings with respect to, the registration statement of which this document forms a part;

    - the absence of government authority or stop orders or injunctions prohibiting the merger;

    - the receipt by Corsair from Brobeck, Phleger & Harrison LLP and the receipt by Lightbridge from Foley, Hoag & Eliot LLP of a written opinion that the merger will constitute a reorganization within the meaning of
      Section 368(a) of the Internal Revenue Code;

    - the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

    - the receipt by Corsair from KPMG LLP and the receipt by Lightbridge from Deloitte & Touche LLP of a letter regarding those firms' concurrence with Corsair's and Lightbridge's management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the merger; and

    - the approval for listing on The Nasdaq Stock Market of the shares of Lightbridge common stock issuable to Corsair's stockholders and other shares required to be reserved for issuance in connection with the merger.

    Corsair's obligation to complete the merger also depends on the satisfaction or waiver of the following conditions:

    - Lightbridge and its subsidiary's representations and warranties are true and correct in all material respects;

    - Lightbridge and its subsidiary perform and comply in all material respects with all agreements and covenants under the merger agreement;

    - Lightbridge obtains all required consents, approvals and waivers;

    - receipt of a legal opinion from Foley, Hoag & Eliot LLP;

    - no material adverse change has occurred in Lightbridge;

    - receipt of executed affiliate agreements by each of Lightbridge's affiliates; and

    - action is taken so that Lightbridge's board of directors consists of Pamela Reeve, 2 other persons who served on Lightbridge's board of directors immediately prior to the merger, Thomas C. Meyer and 1 person who served on Corsair's board of directors prior to the merger.

    Lightbridge and its subsidiary's obligation to complete the merger also depends on the satisfaction or waiver of the following conditions:

    - Corsair's representations and warranties are true and correct in all material respects;

    - Corsair performs or complies in all material respects with all agreements and covenants under the merger agreement;

    - Corsair obtains all required consents, approvals and waivers;

    - receipt of a legal opinion from Brobeck, Phleger & Harrison LLP;

    - no material adverse change has occurred in Corsair;

    - receipt of executed affiliate agreements from each of Corsair's affiliates;

    - Thomas C. Meyer, Carla Schneiderman, Lyle York, Peter Yuan and Steve Brown have entered into employment arrangements with Lightbridge; and

    - action is taken so that Lightbridge's board of directors consists of Pamela Reeve, 2 other persons who served on Lightbridge's board of directors immediately prior to the merger, Thomas C. Meyer and 1 person who served on Corsair's board of directors prior to the merger.

EXPENSES

    If the merger is not completed, all expenses incurred will be paid by the party incurring the expenses, except that Lightbridge and Corsair will share equally all fees incurred in connection with the printing and filing of this document. If the merger is completed, all reasonable fees and expenses incurred will be paid by Corsair.

    If the merger agreement is terminated by either party due to a material breach by the other party, then the breaching party will pay the non-breaching party for all of its reasonable out-of-pocket expenses up to a maximum of $1.5 million.

    If either party's board of directors amends, withholds or withdraws its recommendation to its stockholders to adopt the merger agreement or its stockholders do not adopt the merger agreement, then, so long as the other party has not materially breached the merger agreement, the party that adversely alters its recommendation or fails to adopt the merger agreement will pay the other party for all its reasonable out-of-pocket expenses, up to a maximum of $1.5 million. Any amounts paid in this circumstance will be reduced by any amounts paid as a break up fee as described below.

BREAK UP FEE

    If either party's board of directors adversely amends, withholds or withdraws its recommendation that its stockholders adopt the merger agreement and its stockholders fail to adopt the merger agreement, then, so long as the other party has not breached any of its representations, warranties, covenants or agreements, the party failing to adopt the merger agreement will pay
$3.0 million to the other party as a break up fee.

    If either party's board of directors:

    - accepts, approves or recommends to its stockholders a superior proposal, which is an unsolicited acquisition proposal it determines would result in a transaction more favorable to its stockholders than the merger and for which financing, to the extent required, is committed or is reasonably capable of being financed and which is likely to be consummated, or adversely amends, withholds or withdraws its recommendation of the merger after receipt of a superior proposal; and

    if either;

    - the superior proposal is consummated within 6 months of the board of directors' acceptance or approval of the superior proposal, its recommendation to the stockholders of the superior proposal or its adverse amendment, withholding or withdrawal of its recommendation of the merger; or

    - the party enters into a definitive agreement, letter of intent or confidentiality agreement with respect to a different acquisition proposal during the 6 month period, which is consummated;

then upon the first to occur of the consummation of the other transaction, or termination of the merger agreement by the aggrieved party, the party failing to recommend the merger will pay $3.0 million to the other party as a break up fee.

    In no event will any fees paid exceed $3.0 million.

TERMINATION

    The merger agreement may be terminated, and the merger may be abandoned, at any time before Corsair and Lightbridge complete the merger, under the following circumstances:

    - by Corsair's and Lightbridge's mutual written consent;

    - by either party if the other party has materially breached any representation, warranty, covenant or agreement in the merger agreement and the breach has not been cured within 5 business days after written notice by the non-breaching party. The merger agreement may not be terminated due to another party's breach if the terminating party is in material breach of the terms of the merger agreement. Also, no cure period is required for a breach which by its nature cannot be cured;

    - by either party if the other party's board of directors amends, withholds or withdraws its recommendation to adopt the merger agreement. The merger agreement may not be terminated due to another party's board failing to recommend adoption of the merger agreement if a final decree, law, rule regulation, order or injunction prevents the completion of the merger;

    - by either party if there is a final, non-appealable order of a federal or state court in effect preventing consummation of the merger;

    - by either party it there is any final action taken by any governmental entity which would make consummation of the merger illegal or prohibit Lightbridge's ownership or operation of Corsair's business;

    - by either party if the other party's stockholders do not adopt the merger agreement, provided that the terminating party is not in material breach of the merger agreement;

    - by either party if the merger is not consummated by February 28, 2001. If the merger is not consummated solely because the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has not expired or terminated, then the date will be extended to March 31, 2001. The right to terminate the merger agreement in this circumstance is not available to any party whose willful failure to fulfill any material obligation under the merger agreement has been the cause of, or resulted in, the failure of the merger to close on or before that date; and

    - by either party if Lightbridge's or Corsair's board of directors accepts or approves a superior proposal, or recommends a superior proposal to its stockholders.

AMENDMENT

    The parties may amend the merger agreement at any time in writing.

EXTENSION AND WAIVER

    Either party may extend or waive the performance of any obligation contained in the merger agreement prior to the effective time provided such extension or waiver is in writing and signed on behalf of the party.

CLOSING AND EFFECTIVE TIME

    Lightbridge and Corsair have agreed that if all of the conditions of the merger agreement are satisfied or waived on or before February 7, 2001, unless Lightbridge and Corsair agree to another date, the closing date for the merger will be February 7, 2001. Upon the closing of the merger, the parties will file a certificate of merger with the Secretary of State of the State of Delaware. The merger will take effect at the time this filing is made.

                               RELATED AGREEMENTS

STOCKHOLDER AGREEMENTS

    Corsair entered into stockholder agreements with the following Lightbridge stockholders; Michael A. Perfit, Torrence C. Harder, Brian P. Connolly,
D. Quinn Mills, Richard H. Antell and Pamela D.A. Reeve; and Lightbridge entered into stockholder agreements with the following Corsair stockholders: David H. Ring, Rachelle Chong, Kevin Compton, the Compton Family Trust, the Dow Family Trust, the Silver Family Trust and the Wampler-Byrnes Family Trust. The terms of the stockholder agreements provide that the stockholders will not transfer, sell, exchange, pledge or otherwise dispose of any of the shares of common stock owned by them, including shares of capital stock acquired after the date of the stockholder agreements. In connection with the stockholder agreements, the Lightbridge stockholders listed above also executed irrevocable proxies in favor of Corsair, and the Corsair stockholders listed above executed irrevocable proxies in favor of Lightbridge. The proxies authorize each company's respective boards of directors to vote the shares, as follows:

    - in favor of adoption of the merger agreement and any matter that could reasonably be expected to facilitate the merger;

    - against any proposal made in opposition to or in competition with the merger agreement; and

    - against a liquidation or winding up of the company to which they relate.

The proxies do not grant any other rights with respect to the shares, and the stockholders may vote their shares of common stock on all other matters. The stockholder agreements and irrevocable proxies terminate upon completion of the merger or termination of the merger agreement.

    As of December 28, 2000, the individuals and entities party to stockholder agreements with Corsair owned an aggregate of 1,716,969 shares of Lightbridge common stock which represented approximately 9.8% of the outstanding shares of Lightbridge common stock.

    As of December 28, 2000, the individuals and entities party to stockholder agreements with Lightbridge owned an aggregate of 415,222 shares of Corsair common stock, which represented approximately 2.4% of the outstanding shares of Corsair common stock. The stockholders who are party to the stockholder agreements with Corsair and Lightbridge were not paid additional consideration in connection with the stockholder agreements.

AFFILIATE AGREEMENTS

    The merger agreement provides that Lightbridge and Corsair will use their respective best efforts to cause specified stockholders to enter into affiliate agreements that require the stockholder to:

    - affirm that they did not sell, exchange, pledge, establish any "short" or put-equivalent position with respect to, or otherwise enter into a transaction intended to reduce their risk relative to any securities of Lightbridge or Corsair owned by them during the 30-day period prior to the date of the merger agreement; and

    - refrain from entering into any risk-reducing transaction from the date of the merger agreement until the day Lightbridge publicly announces financial results covering at least 30 days of combined operations of Lightbridge and Corsair.

    As of December 28, 2000, the individuals and entities anticipated to be party to affiliate agreements with Corsair owned an aggregate of 415,222 shares of Corsair common stock, or approximately 2.4% of the outstanding shares of Corsair common stock. As of December 28, 2000, the individuals and entities anticipated to be party to affiliate agreements with Lightbridge owned an aggregate of 1,716,969 shares of Lightbridge common stock, or approximately 9.8% of the outstanding shares of Lightbridge common stock. The stockholders who are to be party to the affiliate agreements with Corsair and Lightbridge were not paid, and will not be paid, additional consideration in connection with the affiliate agreements.

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
               RESALE OF LIGHTBRIDGE COMMON STOCK AND LISTING OF
                            LIGHTBRIDGE COMMON STOCK

    The Lightbridge common stock issued in connection with the merger will be freely transferable, except that shares issued to any Corsair stockholder who is an affiliate of Corsair or who becomes an affiliate of Lightbridge are subject to restrictions on resale, including those contained in the affiliate agreements. Lightbridge common stock is traded under the symbol "LTBG." Lightbridge will cause the shares of Lightbridge common stock issued in connection with the merger to be listed on The Nasdaq Stock Market.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the material United States federal income tax consequences generally applicable to you, as a stockholder of Corsair, if you are a "United States person" as defined for United States federal income tax purposes and you hold your shares of Corsair common stock as a capital asset.

    For United States federal income tax purposes, a "United States person" is:

    - a United States citizen or resident alien as determined under the Internal Revenue Code;

    - a corporation or partnership, as defined by the Internal Revenue Code, that is organized under the laws of the United States or any state;

    - an estate, the income of which is subject to United States federal income taxation regardless of its source; and

    - a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its major decisions.

    This summary is based on the Internal Revenue Code, existing and proposed Treasury regulations and judicial and administrative determinations, as each is in effect as of the date of this document. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the merger. The statements in this document and the opinions of counsel that are described herein are not binding on the IRS or a court. As a result, neither Corsair, Lightbridge, nor Lightning Merger Corporation can assure you that the tax considerations or opinions described here will not be challenged by the IRS or sustained by a court if so challenged.

    This summary does not address aspects of United States taxation other than United States federal income taxation. It does not address all aspects of United States federal income taxation that may apply to you if you are subject to special rules for United States federal income tax purposes, including, without limitation, rules that apply to persons who acquired shares of Corsair common stock as a result of the exercise of employee stock options, tax-exempt organizations, financial institutions, broker-dealers, insurance companies, persons having a "functional currency" other than the United States dollar, persons who hold their shares of Corsair common stock as part of a straddle, wash sale, hedging or conversion transaction, and some United States expatriates. In addition, this summary and the opinions described here do not address the state, local or foreign tax consequences of the merger.

    Each Corsair stockholder is urged to consult and rely on his or her tax advisors with respect to the United States federal, state and local, and foreign tax consequences of the merger based upon the stockholder's particular circumstances.

    It is a condition of the obligations of each of Lightbridge, Lightning Merger Corporation and Corsair to effect the merger that Lightbridge and Corsair shall each have received substantially identical written opinions from their counsel, Foley, Hoag & Eliot LLP and Brobeck, Phleger, & Harrison LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code. Lightbridge, Lightning Merger Corporation and Corsair have agreed to make reasonable representations as requested by counsel for the purpose of rendering such opinions.

    Lightbridge and Corsair expect and intend the merger to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Provided that the merger does qualify as a reorganization, the merger will generally result in the following United States federal income tax consequences:

    - you, as a Corsair stockholder, will recognize no gain or loss upon the conversion of your shares of Corsair common stock into shares of Lightbridge common stock, except with respect to cash received in lieu of a fractional share of Lightbridge common stock;

    - your aggregate tax basis of the shares of Lightbridge common stock that you receive in the merger in exchange for your shares of Corsair common stock will be the same as the aggregate tax basis of those shares of Corsair common stock;

    - your holding period for the shares of Lightbridge common stock that you receive in the merger in exchange for your shares of Corsair common stock will include your holding period for those shares of Corsair common stock; and

    - none of Lightbridge, Lightning Merger Corporation, Corsair, or any stockholder of Lightbridge, will recognize any gain or loss as a result of the merger.

    If the IRS were to challenge successfully the treatment of the merger as set forth in the opinions described above, then if you are a Corsair stockholder you would recognize taxable gain or loss with respect to your shares of Corsair common stock surrendered in the merger, in an amount equal to the difference between:

    - the fair market value of the shares of Lightbridge common stock that you receive in the merger; and

    - your adjusted tax basis in your shares of Corsair common stock.

In this case, your aggregate tax basis in the shares of Lightbridge common stock received would equal the fair market value of the shares, and your holding period for the shares would begin the day after the merger.

                              ACCOUNTING TREATMENT

    Lightbridge and Corsair believe that the merger will qualify as a pooling of interests for accounting and financial reporting purposes. The unaudited pro forma financial information contained in this document has been prepared using the pooling of interests accounting method to account for the merger.

    It is a condition to the obligation of Lightbridge to complete the merger that Lightbridge receive an opinion from its independent auditors, and an opinion from Corsair's independent auditors, that the merger will qualify for pooling of interests accounting treatment if completed in accordance with the merger agreement. Both Lightbridge and Corsair have agreed not to take any action or fail to take any action that would jeopardize the treatment of the merger as a pooling of interests.

                             REGULATORY COMPLIANCE

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the related rules, some acquisition transactions, including the merger, may not be consummated until specified information has been furnished to the Justice Department and the Federal Trade Commission and specified waiting period requirements have been satisfied. We are currently preparing the required information and material for filing with the Department of Justice and the Federal Trade Commission with respect to the merger agreement.

    At any time before or after completion of the merger, the Department of Justice or the Federal Trade Commission or a private person or entity could seek under the antitrust laws, among other things, to enjoin the merger or to cause Lightbridge to divest itself, in whole or in part, of Corsair or of other businesses conducted by Lightbridge. We cannot assure you that a challenge to the merger will not be made or that, if such a challenge is made, we will prevail. Our obligations to consummate the merger are subject to the condition that there be no preliminary or permanent injunction or other order by any court or governmental or regulatory authority of competent jurisdiction prohibiting consummation of the merger.

                 AMENDMENT TO LIGHTBRIDGE'S 1996 INCENTIVE AND
                        NON-QUALIFIED STOCK OPTION PLAN

GENERAL

    On November 16, 2000, Lightbridge's board of directors amended its 1996 Incentive and Nonqualified Stock Option Plan, effective upon completion of the merger, to increase the number of shares available for the grant of options under the plan from 2,350,000 to 4,350,000, subject to adjustment in the event of stock splits, stock dividends, recapitalizations and the like. Lightbridge's board of directors is submitting this amendment to the 1996 stock option plan to the Lightbridge stockholders for approval. If Lightbridge's stockholders do not approve this increase, or if the merger is not completed, the total number of shares that may be issued pursuant to options granted under the plan will remain at 2,350,000.

    Lightbridge believes that the anticipated increase in the number of employees who may be eligible to receive stock options under the plan as a result of the merger makes it advisable to increase the number of shares of Lightbridge common stock issuable under the plan. Options constitute a significant portion of the overall compensation of Lightbridge's and Corsair's employees, including their respective executive officers. There are currently approximately 986,926 shares of Corsair common stock available for issuance pursuant to Corsair's stock option plans. These shares will no longer be available for issuance following the merger. Lightbridge's board of directors, including the members of its compensation committee, believes that Lightbridge will derive substantial benefits from increasing the aggregate number of options that it can issue under its 1996 stock option plan, if the merger is completed. Lightbridge's board of directors believes that the proposed amendment, by enabling it to issue additional options under the plan, will enable it to further align the interests of its directors, executive officers and other employees, including officers and employees of Corsair after the merger, with the interests of its stockholders. The board also believes that the proposed amendment is in the best interests of the combined company as it will assist it to attract and retain key executives by enabling it to offer competitive compensation packages. The Lightbridge board unanimously recommends that the Lightbridge stockholders vote FOR the proposed amendment.

BACKGROUND

    Lightbridge's board of directors adopted and its stockholders approved the 1996 stock option plan in 1996. From that time to December 28, 2000, Lightbridge granted options to purchase an aggregate of 2,356,531 shares of common stock and at December 28, 2000, after taking into account option cancellations, had 793,989 shares of common stock available for the grant of options under the plan. After examining its overall employee compensation in light of the proposed merger, Lightbridge's board of directors concluded that it was in its best interests to make additional shares of common stock available for the grant of options under the plan. On November 16, 2000, the board adopted an amendment to the 1996 stock option plan to increase the total number of shares of common stock that may be issued pursuant to options granted under the plan to 4,350,000, effective upon completion of the merger. Under the terms of the plan, this amendment will not be effective unless Lightbridge's stockholders approve the amendment within 12 months of its adoption.

PLAN ADMINISTRATION

    Unless otherwise determined by Lightbridge's board of directors, the 1996 stock option plan must be administered by a plan committee consisting of at least two "outside directors," who may be members of Lightbridge's compensation committee. For purposes of the plan, an "outside director" is a person who:

    - is not an employee of Lightbridge or any affiliate;

    - is not a former employee of Lightbridge or any affiliate who is receiving compensation for prior services during the taxable year of Lightbridge or any affiliate;

    - has not been an officer of Lightbridge or any affiliate; and

    - does not receive remuneration from Lightbridge or any affiliate in any capacity other than as a director.

Lightbridge's board of directors has appointed the compensation committee, which currently consists of Mr. Harder and Ms. Wilson, as the plan committee.
Mr. Harder and Ms. Wilson are "non-employee directors" as that term is defined in the rules of the Securities and Exchange Commission.

    The plan committee selects the directors, officers and other employees of Lightbridge who will receive options and determines the option exercise price and other terms of each option, subject to the provisions of the plan. The plan committee also has the power to make changes to outstanding options under the plan, including the power to reduce the exercise price, accelerate the vesting schedule and extend the expiration date of any option.

    The 1996 stock option plan authorizes the grant of options to purchase common stock intended to qualify as incentive stock options, as defined in
Section 422 of the Internal Revenue Code, and options that do not so qualify. Options may be granted under the plan to Lightbridge's directors, officers and other employees and those of any of its subsidiaries, including, after the merger, Corsair. As of December 28, 2000, approximately 370 such individuals were eligible to participate in the plan, of which approximately 340 individuals had received options under the plan.

    The exercise price of incentive options granted under the 1996 stock option plan must equal or exceed the fair market value of the common stock on the date of grant. The exercise price of incentive options granted under the plan to a person who owns more than 10% of the combined voting power of all classes of Lightbridge's outstanding capital stock or the outstanding capital stock of any of its subsidiaries must equal or exceed 110% of the fair market value of the common stock on the date of grant. The exercise price of nonqualified options granted under the plan must equal or exceed the fair market value of Lightbridge common stock on the date of grant.

    Each option expires no later than ten years after the date of grant or, in the case of an option granted to a greater-than-ten-percent stockholder, five years after the date of grant. The aggregate fair market value (at the time of grant) of shares issuable pursuant to incentive options that are exercisable for the first time in any calendar year may not exceed $100,000, unless a greater amount is permitted by law. No person may be granted options under the plan to purchase more than 500,000 shares of common stock in any calendar year, including options that are subsequently forfeited, canceled or otherwise terminated. For this purpose, the repricing of any option is deemed the grant of a new option.

    Options are not transferable except by will or by the laws of descent and distribution, and during the holder's lifetime are exercisable only by the holder. Options generally may not be exercised after the earliest of:

    - the expiration of the option;

    - the employee's termination for cause;

    - thirty days after termination of the holder's employment without cause;
      and

    - one year after the holder's death or permanent and total disability, if the holder's death or permanent and total disability occurs before the termination of the holder's employment.

    The holder of an option may pay the purchase price for the shares subject to the option with cash, a check or shares of Lightbridge common stock. In addition, if so permitted by the instrument evidencing the option, a holder may pay the purchase price with a personal recourse note. With the consent of Lightbridge's plan committee, a holder may also pay the purchase price using any combination of the foregoing.

    Lightbridge intends to file, as soon as practicable, a registration statement covering the additional 2,000,000 shares of common stock that will be issuable under the 1996 stock option plan if the proposal to increase the plan is approved by its stockholders. Except in the case of shares issued to Lightbridge affiliates, the shares of common stock issued under the 1996 stock option plan will be freely eligible for resale in the public market if they are issued while a registration statement is effective.

    The 1996 stock option plan terminates in October 2006, subject to earlier termination by Lightbridge's board of directors or the earlier issuance of all shares issuable under the plan. After the termination of the plan, Lightbridge may not grant options under the plan but options that are outstanding on the date of termination are not affected by the termination.

NEW PLAN BENEFITS

    Because the grant of options under the plan is discretionary, Lightbridge is unable to determine the dollar value and number of options that Lightbridge will grant as a result of the proposed amendment to any person, including any executive officer or director, or any associate of any executive officer director. The proposed amendment to the 1996 stock option plan will not affect the manner in which Lightbridge will determine the number of options that will be received by or allocated to participants in the plan. If the proposed amendment had been in effect during 1999, it would not have affected the determination of the number of options received by or allocated to participants in 1999.

    To date, grants of options under the 1996 stock option plan to Lightbridge's employees, officers and directors have been as follows:

                                                              TOTAL NUMBER
                                                               OF OPTIONS
NAME                                                            GRANTED
----                                                          ------------
Pamela D. A. Reeve..........................................      24,000
Richard H. Antell...........................................      --
Douglas E. Blackwell........................................      25,000
Brian P. Connolly...........................................      44,000
Michael Adam Perfit.........................................      --

All non-employee directors as a group.......................      40,000
All executive officers as a group...........................     257,500
All non-executive officer employees as a group..............     811,830

    As of December 28, 2000, 1,298,362 shares of common stock were subject to outstanding options granted under the 1996 stock option plan, as amended, 257,649 shares of common stock had been purchased upon exercise of options granted thereunder and 793,989 shares of common stock remained available for future grants. As of December 28, 2000, option prices and expiration dates for outstanding options granted under the 1996 stock option plan ranged from $3.719 to $28.125 per share and from October 2, 2006 to December 12, 2010, respectively.

FUTURE AMENDMENTS TO THE 1996 STOCK OPTION PLAN

    Lightbridge's board of directors may amend or terminate the 1996 stock option plan at any time and from time to time. If an amendment would increase the number of shares of common stock that may be issued under the plan or would change the provisions regarding eligibility to participate in the plan, the amendment will not be effective unless approved by Lightbridge's stockholders within 12 months before or after the adoption of the amendment.

FEDERAL INCOME TAX INFORMATION WITH RESPECT TO THE 1996 STOCK OPTION PLAN

    The holder of a nonqualified option recognizes no income for federal income tax purposes on the grant of the option. On the exercise of a nonqualified option, the difference between the fair market value of the underlying shares of common stock on the exercise date and the option exercise price is treated as compensation to the holder of the option taxable as ordinary income in the year of exercise. Such fair market value becomes the basis for the underlying shares which will be used in computing any capital gain or loss upon disposition of such shares.

    The holder of an incentive option recognizes no income for federal income tax purposes on the grant of the option. Except as provided below with respect to the alternative minimum tax, there is no tax upon exercise of an incentive option. If the holder does not dispose of the shares acquired upon exercise of the incentive option within two years from the date of the grant of the incentive option or within one year after exercise of the incentive option, any gain realized by the option holder on the subsequent sale of those shares will be treated for federal income tax purposes as long-term capital gain if the shares were held for more than 12 months. If the holder sells the shares before the expiration of such two-year and one-year periods (a "disqualifying disposition"), the difference between the lesser of the value of the shares at the date of exercise or at the date of sale and the exercise price of the incentive option will be treated as compensation to the option holder taxable as ordinary income and the excess gain, if any, will be treated as capital gain. That capital gain will be long-term capital gain if the shares were held for more than 12 months.

    The excess of the fair market value of the underlying shares of common stock over the exercise price at the time of exercise of an incentive option will constitute an item of tax preference for purposes of the alternative minimum tax. Taxpayers who incur the alternative minimum tax will be allowed a credit which may be carried forward indefinitely to be used as a credit against the taxpayer's regular tax liability in a later year; however, the alternative minimum tax credit can not reduce the regular tax below the alternative minimum tax for that carryover year.

    Generally, subject to some limitations, Lightbridge may deduct on its corporate income tax returns, in the year in which an option holder recognizes ordinary income upon (1) the exercise of a nonqualified option or (2) a disqualifying disposition of an incentive option, an amount equal to the amount recognized by the option holder as ordinary income upon the occurrence of such exercise or disqualifying disposition.

    The 1996 stock option plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, nor is the plan qualified under
Section 401(a) of the Internal Revenue Code.

              COMPARISON OF THE RIGHTS OF LIGHTBRIDGE STOCKHOLDERS
                            AND CORSAIR STOCKHOLDERS

    The rights of Lightbridge stockholders and Corsair stockholders are currently governed by Delaware law and their respective certificates of incorporation and by-laws. After the effective time of the merger, Corsair stockholders will become Lightbridge stockholders and their rights will be governed by Delaware law and Lightbridge's certificate of incorporation and by-laws.

    The following summary discusses the material differences between the rights of Corsair stockholders and the rights of Lightbridge stockholders under the respective certificates of incorporation and by-laws. This discussion is only a summary and does not purport to be a complete description of the differences between the rights of Corsair's and Lightbridge's stockholders. This discussion is qualified in its entirety by reference to the Delaware General Corporation Law and the full texts of each company's respective certificates of incorporation and by-laws.

    The rights of Corsair stockholders under Delaware law are identical to those of Lightbridge stockholders. The rights of Corsair stockholders under Corsair's certificate of incorporation and by-laws prior to the merger are substantially similar to the rights of Lightbridge's stockholders under Lightbridge's certificate of incorporation and by-laws, with the following principal exceptions:

INDEMNIFICATION
CORSAIR                                        LIGHTBRIDGE
- may limit the extent of indemnification it   -  may supplement the extent of
   provides by individual contract with its    indemnification it provides by individual
   directors and officers                         contracts with its officers and directors
- a majority of the board, or a majority of    - a majority of the disinterested directors,
  the disinterested directors, may deny        a majority vote of a quorum of capital stock
  advancement of expenses if it determines       entitled to vote for directors, independent
  that the party seeking indemnification         legal counsel, or a court of competent
  acted in bad faith                             jurisdiction each may deny advancement of
                                                 expenses if it determines that the person
                                                 seeking advancement of expenses did not
                                                 meet the applicable standard of care
                                               - a person may not seek indemnification in
                                                 connection with a proceeding they initiated
                                                 unless approved by the board or pursuant to
                                                 applicable procedures in the by-laws
                                               - a person requesting indemnification shall
                                               be granted indemnification where the action,
                                                 suit or proceeding is disposed of without
                                                 the disposition being adverse to the
                                                 person, without an adjudication that the
                                                 person was liable to the company, without a
                                                 plea of guilty or no contest by the person,
                                                 without an adjudication that the person
                                                 acted in bad faith, or, with respect to a
                                                 criminal proceeding, where the person did
                                                 not have reasonable cause to believe his or
                                                 her actions were unlawful

NUMBER OF DIRECTORS
CORSAIR                                        LIGHTBRIDGE
- the number of directors of the entire board  - the number of directors of the entire board
  will be between 5 and 7                      will be between 2 and 9
- within that range, the number of directors   - within that range, the number of directors
  constituting the entire board may be           constituting the entire board may be
  changed by resolution of 66-2/3% of the        changed by a majority of the board then in
  board or the vote of 66-2/3% of the            office
  stockholders at an annual meeting

REMOVAL OF DIRECTORS FOR CAUSE
CORSAIR                                        LIGHTBRIDGE
- directors may be removed for cause only by   - directors may be removed for cause only by
  the vote of a majority of the capital stock  the vote of at least 66-2/3% of the capital
  entitled to vote at an election of             stock entitled to vote at an election of
  directors                                      directors

AMENDMENT OF ORGANIZATIONAL DOCUMENTS
CORSAIR                                        LIGHTBRIDGE
- by-laws may be amended by the vote of the    - by-laws may be amended by the vote of at
  majority of capital stock entitled to vote,  least 75% of the capital stock entitled to
  except that the vote of 66-2/3% is required    vote on the matter
  to alter, amend or repeal the by-law         - the certificate of incorporation's
  sections governing annual and special        prohibition of stockholder action by written
  stockholder meetings, the prohibition of       consent may be amended only by the vote of
  stockholder actions by written consent, the    at least 75% of the capital stock entitled
  class, number, term and qualification of       to vote
  directors, governing the filling of board
  vacancies and the removal of directors

NOTICE OF BOARD MEETING
CORSAIR                                        LIGHTBRIDGE
- regular and special meetings of the board    - directors must receive notice of regular
  may be called by the chief executive         and special meetings 48 hours beforehand if
  officer or president on no less than 48        by mail and 24 hours beforehand if
  hours' notice                                  delivered in person or by telegram or
                                                 telephone

CREDITOR ARRANGEMENTS
CORSAIR                                        LIGHTBRIDGE
- no corresponding provision                   - a majority in number representing
                                               three-fourths in value of the creditors or
                                                 class of creditors and/or stockholders or
                                                 class of stockholders of Lightbridge may
                                                 agree to any compromise or arrangement with
                                                 Lightbridge, including any reorganization
                                                 of Lightbridge as a result of the
                                                 compromise or arrangement

STOCKHOLDER PROPOSALS AT ANNUAL MEETINGS
CORSAIR                                        LIGHTBRIDGE
- must be received at least 120 days prior to  - must be received at least 60 days prior to
  the date of the prior years' proxy           the date of the annual meeting
  statement

                                 LEGAL MATTERS

    The validity of the shares of Lightbridge common stock offered by this document will be passed upon for Lightbridge by Foley, Hoag & Eliot LLP, Boston, Massachusetts. As of December 28, 2000, affiliates of Foley, Hoag & Eliot beneficially owned a total of approximately 8,147 shares of Lightbridge common stock.

                                    EXPERTS

    The financial statements of Lightbridge incorporated in this document by reference from Lightbridge's annual report on Form 10-K for the year ended December 31, 1999 and the financial statements of Subscriber Computer, Inc. incorporated in this document by reference from Corsair's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of said firm given upon their authority as experts in accounting and auditing.

    The financial statements of Corsair as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein in reliance upon the reports of KPMG LLP and Deloitte & Touche LLP, independent auditors, and upon the authority of said firms as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    Lightbridge has filed with the SEC a registration statement on Form S-4, as required by the Securities Act, which registers the distribution to Corsair stockholders of the shares of Lightbridge common stock to be issued in connection with the merger. The registration statement and the exhibits and schedules attached to it contain additional relevant information about Lightbridge and its common stock. The rules and regulations of the SEC allow us to omit specified information included in the registration statement from this document.

    In addition, both Lightbridge and Corsair file reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the
SEC:

Public Reference Office        New York Regional Office       Chicago Regional Office
Room 1024                      7 World Trade Center           500 West Madison Street
450 Fifth Street, N.W.         14th Floor                     Suite 1400
Washington, DC 20549           New York, NY 10048             Chicago, IL 60661

    You may also obtain information about the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330. Lightbridge's and Corsair's SEC filings are also available on the SEC's website at http://www.sec.gov.

                 INCORPORATION OF DOCUMENTS FILED WITH THE SEC

    The SEC allows Lightbridge and Corsair to "incorporate by reference" in this document the information each company files with the SEC, which means:

    - incorporated documents are considered part of this document;

    - Lightbridge and Corsair disclose important information to you by referring you to those documents; and

    - information that Lightbridge and Corsair file with the SEC will automatically update and supercede the information in this document and information that was previously incorporated.

    Lightbridge incorporates by reference the documents listed below:

    - Lightbridge's Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 23, 2000;

    - Lightbridge's definitive proxy statement for its annual meeting of stockholders filed on April 10, 2000;

    - Lightbridge's Quarterly Reports on Form 10-Q for the quarters ended
      March 31, 2000, filed on May 11, 2000; June 30, 2000, filed on August 14, 2000; and September 30, 2000, filed on November 8, 2000;

    - Lightbridge's report on Form 8-K filed and amended on October 26, 2000;
      and

    - the description of Lightbridge's common stock contained in its registration statement on Form 8-A, filed on September 6, 1996; and the description of Lightbridge's rights contained in the registration statement of Form 8-A, filed on November 21, 1997.

    Lightbridge also incorporates by reference each of the following documents that it will file between the date of this document and the date of the Lightbridge special meeting:

    - reports filed under Section 13(a) and (c) of the Exchange Act;

    - definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders meeting; and

    - any reports filed under Section 15(d) of the Exchange Act.

    Corsair incorporates by reference the documents listed below:

    - Corsair's Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 30, 2000;

    - Corsair's definitive revised proxy statement for its annual meeting of stockholders filed on May 8, 2000;

    - Corsair's Quarterly Report on Form 10-Q for the quarters ended March 31, 2000, filed on May 15, 2000 as amended on May 26, 2000; June 30, 2000, filed on August 14, 2000; and September 30, 2000, filed on November 13, 2000;

    - Corsair's report on Form 8-K filed on October 26, 2000; and

    - the description of Corsair's common stock contained in its registration statement on Form 8-A filed on July 22, 1997, and the description of Corsair's rights contained in its registration statement on Form 8-A filed on December 3, 1998.

    We also incorporate by reference each of the following documents that we may file between the date of this document and the date of our respective special meetings:

    - reports filed under Section 13(a) and (c) of the Exchange Act;

    - definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders meeting; and

    - any reports filed under Section 15(d) of the Exchange Act.

Copies of the documents that are incorporated by reference are available without charge to any person to whom this document is delivered, upon written or oral request, with respect to documents that relate to Lightbridge, from Harlan Plumley, Chief Financial Officer, Lightbridge, Inc., 67 South Bedford Street, Burlington, Massachusetts 01803, (781) 359-4000, and with respect to documents that relate to Corsair, from Martin Silver, Chief Financial Officer and Secretary, Corsair Communications, Inc., 3408 Hillview Avenue, Palo Alto, California 94304, (650) 846-3300. In order to ensure timely delivery of requested documents, any request to Lightbridge or Corsair should be made by January 30, 2001.

                    INDEX TO PRO FORMA FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Introduction................................................    P-2

Unaudited pro forma condensed combined balance sheet as of
  September 30, 2000........................................    P-3

Unaudited pro forma condensed combined statement of
  operations for the nine months ended September 30, 2000...    P-4

Unaudited pro forma condensed combined statement of
  operations for the nine months ended September 30, 1999...    P-5

Unaudited pro forma condensed combined statement of
  operations for the year ended December 31, 1999...........    P-6

Unaudited pro forma condensed combined statement of
  operations for the year ended December 31, 1998...........    P-7

Unaudited pro forma condensed combined statement of
  operations for the year ended December 31, 1997...........    P-8

Notes to unaudited pro forma condensed combined financial
  statements................................................    P-9

INTRODUCTION

    The following unaudited pro forma condensed combined financial statements give effect to the proposed merger of Lightbridge and Corsair on a pooling of interests basis. The unaudited pro forma condensed combined statements of operations assume the merger was consummated as of the beginning of the earliest period presented and combine Lightbridge's historical consolidated statements of operations with Corsair's historical consolidated statements of operations for the nine months ended September 30, 2000 and 1999 and the years ended
December 31, 1999, 1998 and 1997. The unaudited pro forma combined condensed balance sheet at September 30, 2000, combines the historical consolidated balance sheet of Lightbridge and the consolidated balance sheet of Corsair as of September 30, 2000.

    These unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Lightbridge, and the historical consolidated financial statements of Corsair, including the notes thereto, incorporated herein by reference.

    The following unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results or financial position that actually would have been realized had Lightbridge and Corsair been a combined company during the specified periods. In finalization of the integration plans and other factors, the pro forma adjustments may differ materially from those presented in these pro forma condensed combined financial statements.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                            AS OF SEPTEMBER 30, 2000

                                 (IN THOUSANDS)

                                                               HISTORICAL                  PROFORMA
                                                         ----------------------   --------------------------
                                                         LIGHTBRIDGE   CORSAIR    ADJUSTMENTS       COMBINED
                                                         -----------   --------   -----------       --------
                        ASSETS
Current assets:
  Cash and cash equivalents............................    $38,936     $  7,741    $     --         $ 46,677
  Short term investments...............................         --       57,617                       57,617
  Accounts receivable, net.............................     25,240        6,996                       32,236
  Inventories..........................................         --        3,109                        3,109
  Current portion--notes receivable....................         --          343                          343
  Prepaid and other current assets.....................      1,518        3,099                        4,617
                                                           -------     --------    --------         --------
    Total current assets...............................     65,694       78,905                      144,599
Property and equipment, net............................     22,226        3,222                       25,448
Notes receivable, non current..........................         --        1,083                        1,083
Other assets, net......................................      1,884        1,151                        3,035
Acquired intangible assets, net........................      1,357           --                        1,357
                                                           -------     --------    --------         --------
      Total assets.....................................    $91,161     $ 84,361    $     --         $175,522
                                                           =======     ========    ========         ========

         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................    $ 6,673     $  2,984    $     --         $  9,657
  Other accrued liabilities............................     11,368       11,516       6,100 2(a)      28,984
  Deferred revenues....................................      2,746        7,295                       10,041
                                                           -------     --------    --------         --------
    Total current liabilities..........................     20,787       21,795       6,100           48,682
  Other long-term liabilities..........................        849           --                          849
                                                           -------     --------    --------         --------
    Total liabilities..................................     21,636       21,795       6,100           49,531

Commitments and contingencies
Stockholders' equity:
  Preferred stock......................................         --           --                           --
  Common stock.........................................        184           18          85 2(e)         287
  Additional paid-in capital...........................     61,342      107,577         (85)2(e)     168,834
  Warrants.............................................        206           --                          206
  Notes receivable from stockholders...................                    (115)                        (115)
  Deferred compensation................................                     (27)                         (27)
  Retained earnings (accumulated deficit)..............     10,537      (34,755)     (6,100)2(a)     (30,318)
                                                           -------     --------    --------         --------
    Total..............................................     72,269       72,698      (6,100)         138,867
  Less treasury stock, at cost.........................     (2,744)     (10,132)                     (12,876)
                                                           -------     --------    --------         --------
    Total stockholders' equity.........................     69,525       62,566      (6,100)         125,991
                                                           -------     --------    --------         --------
      Total liabilities and stockholders' equity.......    $91,161     $ 84,361    $     --         $175,522
                                                           =======     ========    ========         ========

  See notes to the Unaudited Pro Forma Condensed Combined Financial Statements

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               HISTORICAL                  PROFORMA
                                                         ----------------------   --------------------------
                                                         LIGHTBRIDGE   CORSAIR    ADJUSTMENTS       COMBINED
                                                         -----------   --------   -----------       --------
Revenues:
  Transaction..........................................    $65,523     $    --      $               $ 65,523
  Software.............................................     10,466      21,441       (5,459)2(f)      26,448
  Consulting and services..............................      9,662      13,425        5,459 2(f)      28,546
  Hardware.............................................         --      13,551                        13,551
                                                           -------     -------      -------         --------
    Total revenues.....................................     85,651      48,417           --          134,068
Cost of revenues:
  Transaction..........................................     33,383          --                        33,383
  Software.............................................      4,636         840       (4,087)2(f)       1,389
  Consulting and services..............................      5,119       4,042        4,087 2(f)      13,248
  Hardware.............................................         --       9,906                         9,906
                                                           -------     -------      -------         --------
    Total cost of revenues.............................     43,138      14,788           --           57,926
                                                           -------     -------      -------         --------

Gross profit...........................................     42,513      33,629           --           76,142

Operating expenses:
  Development costs....................................     11,997       9,348                        21,345
  Sales and marketing..................................      6,361       9,623                        15,984
  General and administrative...........................      9,073       4,509                        13,582
  Amortization of goodwill and acquired workforce......        502          --                           502
                                                           -------     -------      -------         --------
Total operating expenses...............................     27,933      23,480           --           51,413
                                                           -------     -------      -------         --------
Income from operations.................................     14,580      10,149           --           24,729
Other income, net......................................      1,109       2,871                         3,980
                                                           -------     -------      -------         --------
Income before provision for income taxes...............     15,689      13,020           --           28,709
Provision for income taxes.............................      6,316       4,035                        10,351
                                                           -------     -------      -------         --------
Net income.............................................    $ 9,373     $ 8,985      $    --         $ 18,358
                                                           =======     =======      =======         ========

Basic earnings per share...............................    $  0.55     $  0.52                      $   0.67
                                                           =======     =======                      ========
Shares used for basic computation......................     16,935      17,266                        27,257
                                                           =======     =======                      ========

Diluted earnings per share.............................    $  0.51     $  0.49                      $   0.62
                                                           =======     =======                      ========
Shares used for diluted computation....................     18,501      18,524                        29,575
                                                           =======     =======                      ========

  See notes to the Unaudited Pro Forma Condensed Combined Financial Statements

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         HISTORICAL                  PROFORMA
                                                   ----------------------   --------------------------
                                                   LIGHTBRIDGE   CORSAIR    ADJUSTMENTS       COMBINED
                                                   -----------   --------   -----------       --------
Revenues:
  Transaction....................................    $44,045     $    --      $    --         $44,045
  Software.......................................     10,324      12,094       (3,983)2(f)     18,435
  Consulting and services........................     11,030      10,317        3,983 2(f)     25,330
  Hardware.......................................         --      26,000                       26,000
                                                     -------     -------      -------         -------
      Total revenues.............................     65,399      48,411           --         113,810

Cost of revenues:
  Transaction....................................     21,139          --                       21,139
  Software.......................................      3,610       1,006       (2,234)2(f)      2,382
  Consulting and services........................      6,077       4,220        2,234 2(f)     12,531
  Hardware.......................................         --      13,341                       13,341
                                                     -------     -------      -------         -------
      Total cost of revenues.....................     30,826      18,567           --          49,393
                                                     -------     -------      -------         -------

Gross profit.....................................     34,573      29,844           --          64,417

Operating expenses:
  Development costs..............................      9,049       8,572                       17,621
  Sales and marketing............................      5,747      10,339                       16,086
  General and administrative.....................      8,666       5,034                       13,700
  Amortization of goodwill and acquired
    workforce....................................      1,044          --                        1,044
  Reorganization costs...........................         --         856                          856
                                                     -------     -------      -------         -------
Total operating expenses.........................     24,506      24,801           --          49,307
                                                     -------     -------      -------         -------
Income from operations...........................     10,067       5,043           --          15,110
Loss on sale of assets...........................         --      (2,176)                      (2,176)
Other income, net................................        903       1,270                        2,173
                                                     -------     -------      -------         -------
Income before provision for income taxes.........     10,970       4,137           --          15,107
Provision for income taxes.......................      5,376         984                        6,360
                                                     -------     -------      -------         -------
Net income.......................................    $ 5,594     $ 3,153      $    --         $ 8,747
                                                     =======     =======      =======         =======

Basic earnings per share.........................    $  0.35     $  0.18                      $  0.33
                                                     =======     =======                      =======
Shares used for basic computation................     15,960      17,702                       26,542
                                                     =======     =======                      =======
Diluted earnings per share.......................    $  0.32     $  0.17                      $  0.30
                                                     =======     =======                      =======
Shares used for diluted computation..............     17,549      18,677                       28,714
                                                     =======     =======                      =======

  See notes to the Unaudited Pro Forma Condensed Combined Financial Statements

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         HISTORICAL                  PROFORMA
                                                   ----------------------   --------------------------
                                                   LIGHTBRIDGE   CORSAIR    ADJUSTMENTS       COMBINED
                                                   -----------   --------   -----------       --------
Revenues:
  Transaction....................................    $63,341     $    --      $    --         $ 63,341
  Software.......................................     13,324      20,083       (5,615)2(f)      27,792
  Consulting and services........................     13,051      14,163        5,615 2(f)      32,829
  Hardware.......................................         --      31,961                        31,961
                                                     -------     -------      -------         --------
      Total revenues.............................     89,716      66,207           --          155,923

Cost of revenues:
  Transaction....................................     30,259          --                        30,259
  Software.......................................      5,038       1,336       (3,338)2(f)       3,036
  Consulting and services........................      7,579       5,854        3,338 2(f)      16,771
  Hardware.......................................         --      17,124                        17,124
                                                     -------     -------      -------         --------
      Total cost of revenues.....................     42,876      24,314           --           67,190
                                                     -------     -------      -------         --------

Gross profit.....................................     46,840      41,893           --           88,733

Operating expenses:
  Development costs..............................     12,659      11,312                        23,971
  Sales and marketing............................      7,482      13,421                        20,903
  General and administrative.....................     10,877       6,606                        17,483
  Amortization of goodwill and acquired
    workforce....................................      1,342          --                         1,342
  Reorganization costs...........................         --         856                           856
                                                     -------     -------      -------         --------
Total operating expenses.........................     32,360      32,195           --           64,555
                                                     -------     -------      -------         --------
Income from operations...........................     14,480       9,698           --           24,178
Loss on sale of assets...........................         --      (2,176)                       (2,176)
Other income, net................................      1,233       1,817                         3,050
                                                     -------     -------      -------         --------
Income before provision for income taxes.........     15,713       9,339           --           25,052
Provision for income taxes.......................      5,568         498           --            6,066
                                                     -------     -------      -------         --------
Net income.......................................    $10,145     $ 8,841      $    --         $ 18,986
                                                     =======     =======      =======         ========
Basic earnings per share.........................    $  0.62     $  0.50                      $   0.71
                                                     =======     =======                      ========
Shares used for basic computation................     16,235      17,700                        26,816
                                                     =======     =======                      ========
Diluted earnings per share.......................    $  0.56     $  0.48                      $   0.66
                                                     =======     =======                      ========
Shares used for diluted computation..............     17,991      18,315                        28,940
                                                     =======     =======                      ========

  See notes to the Unaudited Pro Forma Condensed Combined Financial Statements

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         HISTORICAL                  PROFORMA
                                                   ----------------------   --------------------------
                                                   LIGHTBRIDGE   CORSAIR    ADJUSTMENTS       COMBINED
                                                   -----------   --------   -----------       --------
Revenues:
  Transaction....................................    $41,683     $    --       $   --         $ 41,683
  Software.......................................     11,927      13,717       (3,698)2(f)      21,946
  Consulting and services........................      9,741      17,412        3,698 2(f)      30,851
  Hardware.......................................         --      34,089                        34,089
                                                     -------     -------       ------         --------
    Total revenues...............................     63,351      65,218           --          128,569

Cost of revenues:
  Transaction....................................     23,301          --                        23,301
  Software.......................................      4,583       1,317       (1,810)2(f)       4,090
  Consulting and services........................      5,223       8,094        1,810 2(f)      15,127
  Hardware.......................................         --      17,151                        17,151
                                                     -------     -------       ------         --------

    Total cost of revenues.......................     33,107      26,562           --           59,669
                                                     -------     -------       ------         --------
Gross profit.....................................     30,244      38,656           --           68,900

Operating expenses:
  Development costs..............................      9,596      18,289                        27,885
  Sales and marketing............................      6,857      16,775                        23,632
  General and administrative.....................      8,490       8,501                        16,991
  Amortization of goodwill and acquired
    workforce....................................      2,982          --                         2,982
  Intangible asset impairment....................      7,385          --                         7,385
  Merger related costs...........................         --       4,191                         4,191
                                                     -------     -------       ------         --------
Total operating expenses.........................     35,310      47,756           --           83,066
                                                     -------     -------       ------         --------
Loss from operations.............................     (5,066)     (9,100)          --          (14,166)
                                                     -------     -------       ------         --------
Other income, net................................        682       2,460                         3,142
                                                     -------     -------       ------         --------
Loss before provision for income taxes...........     (4,384)     (6,640)          --          (11,024)
Provision for income taxes.......................      2,513          --                         2,513
                                                     -------     -------       ------         --------
Loss before extraordinary item...................    $(6,897)    $(6,640)      $   --         $(13,537)
                                                     =======     =======       ======         ========
Basic loss per share before extraordinary item...    $ (0.44)    $ (0.38)                     $  (0.51)
                                                     =======     =======                      ========
Shares used for basic computation................     15,834      17,749                        26,444
                                                     =======     =======                      ========
Diluted loss per share before extraordinary
  item...........................................    $ (0.44)    $ (0.38)                     $  (0.51)
                                                     =======     =======                      ========
Shares used for diluted computation..............     15,834      17,749                        26,444
                                                     =======     =======                      ========

  See notes to the Unaudited Pro Forma Condensed Combined Financial Statements

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         HISTORICAL                  PROFORMA
                                                   ----------------------   --------------------------
                                                   LIGHTBRIDGE   CORSAIR    ADJUSTMENTS       COMBINED
                                                   -----------   --------   -----------       --------
Revenues:
  Transaction....................................    $26,881     $    --      $    --         $ 26,881
  Software.......................................      6,332      12,303       (1,848)2(f)      16,787
  Consulting and services........................      7,336      10,671        1,848 2(f)      19,855
  Hardware.......................................         --      37,882                        37,882
                                                     -------     -------      -------         --------
    Total revenues...............................     40,549      60,856           --          101,405

Cost of revenues:
  Transaction....................................     15,535          --                        15,535
  Software.......................................      2,034       1,903         (790)2(f)       3,147
  Consulting and services........................      1,858       7,026          790 2(f)       9,674
  Hardware.......................................         --      27,938                        27,938
                                                     -------     -------      -------         --------
    Total cost of revenues.......................     19,427      36,867           --           56,294
                                                     -------     -------      -------         --------
Gross profit.....................................     21,122      23,989           --           45,111

Operating expenses:
  Development costs..............................      6,072      12,525                        18,597
  Sales and marketing............................      6,041      11,411                        17,452
  General and administrative.....................      4,732       9,432                        14,164
  Amortization of goodwill and acquired
    workforce....................................        497          --                           497
  Purchased in-process research and
    development..................................      4,000          --                         4,000
                                                     -------     -------      -------         --------
Total operating expenses.........................     21,342      33,368                        54,710
                                                     -------     -------      -------         --------
Loss from operations.............................       (220)     (9,379)          --           (9,599)
Other income, net................................        949       1,191                         2,140
                                                     -------     -------      -------         --------
Income (loss) before provision for income
  taxes..........................................        729      (8,188)          --           (7,459)
Provision for income taxes.......................        892           8                           900
                                                     -------     -------      -------         --------
Loss before extraordinary item...................    $  (163)    $(8,196)     $    --         $ (8,359)
                                                     =======     =======      =======         ========
Basic loss per share before extraordinary item...    $ (0.01)    $ (0.82)                     $  (0.40)
                                                     =======     =======                      ========
Shares used for basic computation................     14,802      10,017                        20,790
                                                     =======     =======                      ========
Diluted loss per share before extraordinary
  item...........................................    $ (0.01)    $ (0.82)                     $  (0.40)
                                                     =======     =======                      ========
Shares used for diluted computation..............     14,802      10,017                        20,790
                                                     =======     =======                      ========

  See notes to the Unaudited Pro Forma Condensed Combined Financial Statements

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.  PRO FORMA BASIS OF PRESENTATION

    Subject to the conditions set forth in the merger agreement, Corsair will become a wholly owned subsidiary of Lightbridge. In connection with the merger agreement, based on the number of shares of Corsair common stock outstanding at November 1, 2000, Lightbridge will issue approximately 10,267,000 shares of common stock in exchange for all of the issued and outstanding Corsair common stock. The unaudited pro forma condensed combined financial statements reflect the combined operations of the two companies as if the merger was consummated as of the beginning of the earliest period presented on a pooling of interests basis.

2.  PRO FORMA ADJUSTMENTS

    (a) Lightbridge and Corsair estimate they will incur merger-related expenses of approximately $6.1 million, consisting primarily of investment banking, legal, accounting, regulatory filing fees, financial printing and other related charges. This estimate is preliminary and is therefore subject to change. These non-recurring expenses will be charged to operations in the fiscal quarter in which the merger is consummated.

    (b) It is expected that following the merger, the combined company will incur additional costs associated with integrating the two companies. These costs are not currently reasonably estimable and have not been reflected in the pro forma condensed combined financial statements. There can be no assurance that the combined company will not incur additional charges to reflect costs associated with the merger or that management will be successful in its efforts to integrate the operations of the companies.

       The merger-related costs are reflected in the Pro Forma Condensed Combined Balance Sheet, but the unaudited Pro Forma Condensed Combined Statements of Operations do not give effect to such expenses.

    (c) 1,566,672 common stock equivalents arising from options to purchase Lightbridge common stock, and 1,258,059 common stock equivalents arising from options to purchase Corsair common stock are included in the calculation of shares used in per share calculations for the nine month period ended September 30, 2000, as they are dilutive on a pro forma combined basis.

    (d) 254,047 common stock equivalents arising from options to purchase Lightbridge common stock, and 204,182 common stock equivalents arising from options to purchase Corsair common stock are excluded from the calculation of shares used in per share calculations for the nine month period ended September 30, 2000, as they would be antidilutive on a pro forma combined basis.

    (e) In connection with the merger agreement, based on the number of shares of Corsair common stock outstanding at November 1, 2000, Lightbridge will issue approximately 10,267,000 shares of common stock to Corsair with a par value of approximately $102,670 in exchange for shares of Corsair common stock with a par value of approximately $18,000.

    (f) As a result of the merger and the anticipated change in the combined company's underlying business structure, management expects to either separate or combine certain segments. The pro forma adjustments presented reflect the anticipated changes in how the businesses of the combined company will be evaluated. Software license revenues will be reported separately due to its increased significance and maintenance associated with software contracts will be combined with other services provided to clients.

                                                                         ANNEX A

           AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION
                                     AMONG
                               LIGHTBRIDGE, INC.
                          LIGHTNING MERGER CORPORATION
                                      AND
                          CORSAIR COMMUNICATIONS, INC.
                                NOVEMBER 8, 2000

                               TABLE OF CONTENTS

                                                                                PAGE
                                                                              --------
Article I  THE MERGER.......................................................     A-1
       1.1      The Merger..................................................     A-1
       1.2      Effective Time..............................................     A-1
       1.3      Effect of the Merger........................................     A-1
       1.4      Certificate of Incorporation; By-laws.......................     A-2
       1.5      Directors and Officers......................................     A-2
       1.6      Effect on Capital Stock.....................................     A-2
       1.7      Surrender of Certificates...................................     A-3
       1.8      No Further Ownership Rights in Company Common Stock.........     A-4
       1.9      Lost, Stolen or Destroyed Certificates......................     A-4
       1.10     Tax and Accounting Consequences.............................     A-4
       1.11     Taking of Necessary Actions; Further Action.................     A-4
Article II  REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................     A-5
       2.1      Organization of the Company.................................     A-5
       2.2      Company Capital Structure...................................     A-5
       2.3      Obligations With Respect to Capital Stock...................     A-6
       2.4      Authority...................................................     A-6
       2.5      SEC Filings; Company Financial Statements...................     A-7
       2.6      Absence of Certain Changes or Events........................     A-8
       2.7      Taxes.......................................................     A-8
       2.8      Restrictions on Business Activities.........................     A-9
       2.9      Absence of Liens and Encumbrances...........................     A-9
       2.10     Intellectual Property.......................................    A-10
       2.11     Agreements, Contracts and Commitments.......................    A-11
       2.12     No Default..................................................    A-12
       2.13     Governmental Authorization..................................    A-12
       2.14     Litigation..................................................    A-12
       2.15     Environmental Matters.......................................    A-12
       2.16     Brokers' and Finders' Fees..................................    A-13
       2.17     Labor Matters...............................................    A-13
       2.18     Employee Benefit Plans......................................    A-13
       2.19     Compliance With Laws........................................    A-15
       2.20     Pooling of Interests........................................    A-15
       2.21     Change of Control Payments..................................    A-15
       2.22     Registration Statement; Proxy Statement/Prospectus..........    A-15
       2.23     Board Approval..............................................    A-16
       2.24     Fairness Opinion............................................    A-16
Article III  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB........    A-16
       3.1      Organization of Parent and Merger Sub.......................    A-16
       3.2      Capital Structure...........................................    A-16
       3.3      Obligations With Respect to Capital Stock...................    A-17
       3.4      Authority...................................................    A-17
       3.5      SEC Filings, Parent Financial Statements....................    A-18
       3.6      Absence of Certain Changes or Events........................    A-19
       3.7      Taxes.......................................................    A-19
       3.8      Restrictions on Business Activities.........................    A-20
       3.9      Absence of Liens and Encumbrances...........................  A-20

                                                                                PAGE
                                                                              --------
       3.10     Intellectual Property.......................................    A-20
       3.11     Agreements, Contracts and Commitments.......................    A-22
       3.12     No Default..................................................    A-22
       3.13     Governmental Authorization..................................    A-23
       3.14     Litigation..................................................    A-23
       3.15     Environmental Matters.......................................    A-23
       3.16     Broker's and Finders' Fees..................................    A-23
       3.17     Labor Matters...............................................    A-23
       3.18     Employee Benefit Plans......................................    A-23
       3.19     Compliance With Laws........................................    A-25
       3.20     Pooling of Interests........................................    A-25
       3.21     Change of Control Payments..................................    A-25
       3.22     Registration Statement; Proxy Statement/Prospectus..........    A-25
       3.23     Board Approval..............................................    A-26
       3.24     Fairness Opinion............................................    A-26
Article IV  CONDUCT PRIOR TO THE EFFECTIVE TIME.............................    A-26
       4.1      Conduct of Business of the Company..........................    A-26
       4.2      Conduct of Business of Parent...............................    A-28
Article V  ADDITIONAL AGREEMENTS............................................    A-30
       5.1      Proxy Statement/Prospectus; Registration Statement..........    A-30
       5.2      Meetings of Stockholders....................................    A-30
       5.3      Access to Information, Confidentiality......................    A-30
       5.4      No Solicitation.............................................    A-31
       5.5      Expenses....................................................    A-33
       5.6      Break-Up Fee................................................    A-33
       5.7      Public Disclosure...........................................    A-34
       5.8      Pooling Accounting..........................................    A-34
       5.9      Auditors' Letters...........................................    A-35
       5.10     Affiliate Agreements........................................    A-35
       5.11     FIRPTA......................................................    A-35
       5.12     Legal Requirements..........................................    A-35
       5.13     Blue Sky Laws...............................................    A-35
       5.14     Best Efforts and Further Assurances.........................    A-36
       5.15     Stock Options...............................................    A-36
       5.16     Form S-8....................................................    A-36
       5.17     Certain Benefit Plans.......................................    A-36
       5.18     Indemnification.............................................    A-36
       5.19     Tax-Free Reorganization.....................................    A-37
       5.20     NMS Listing.................................................    A-37
       5.21     Board Representation........................................    A-37
       5.22     Employment Arrangements.....................................    A-37
       5.23     Voting Agreements...........................................    A-38
       5.24     No Solicitation of Employees................................    A-38
Article VI  CONDITIONS TO THE MERGER........................................    A-38
                Conditions to Obligations of Each Party to Effect the
       6.1      Merger......................................................    A-38
       6.2      Additional Conditions to Obligations of Company.............    A-39
                Additional Conditions to the Obligations of Parent and
       6.3      Merger Sub..................................................    A-39
Article VII  TERMINATION, AMENDMENT AND WAIVER..............................    A-40
       7.1      Termination.................................................    A-40
       7.2      Effect of Termination.......................................  A-41

                                                                                PAGE
                                                                              --------
       7.3      Notice of Termination.......................................    A-42
       7.4      Amendment...................................................    A-42
       7.5      Extension; Waiver...........................................    A-42
Article VIII  GENERAL PROVISIONS............................................    A-42
       8.1      Non-Survival of Representations and Warranties..............    A-42
       8.2      Notices.....................................................    A-42
       8.3      Interpretation..............................................    A-43
       8.4      Counterparts................................................    A-43
       8.5      Entire Agreement............................................    A-43
       8.6      Severability................................................    A-43
       8.7      Other Remedies..............................................    A-43
       8.8      Governing Law...............................................    A-43
       8.9      Rules of Construction.......................................    A-44
       8.10     Assignment..................................................    A-44

           AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION

    This AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of November 8, 2000 among Lightbridge, Inc., a Delaware corporation ("Parent"), Lightning Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Corsair Communications, Inc., a Delaware corporation (the "Company").

                                    RECITALS

    A. The boards of directors of each of the Company, Parent and Merger Sub believe it is in the best interests of each company and their respective stockholders that the Company and Merger Sub combine into a single company through the merger of Merger Sub with and into the Company (the "Merger") and, in furtherance thereof, have approved the Merger.

    B. Pursuant to the Merger, among other things, the outstanding shares of Common Stock of the Company shall be converted into shares of Common Stock of Parent at the rate determined herein.

    C. The Company, Parent and Merger Sub have entered into an Agreement and Plan of Reorganization dated as of October 26, 2000 (the "Original Agreement"), containing certain representations and warranties and other agreements in connection with the Merger.

    D. The Company, Parent and Merger Sub now desire to amend and restate the Original Agreement in its entirety as set forth in this Agreement.

    E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

    1.2 EFFECTIVE TIME. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). The closing of the Merger (the "Closing") shall take place at the offices of Foley, Hoag & Eliot LLP at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in
Article VI, or at such other time, date and location as the parties hereto agree (the "Closing Date").

    1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.4  CERTIFICATE OF INCORPORATION; BY-LAWS.

        (a) Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that Article FIRST of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Corsair Communications, Inc."

        (b) The By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended.

    1.5 DIRECTORS AND OFFICERS. The directors of Merger Sub shall be the initial directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. The officers of Merger Sub shall be the initial officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

    1.6 EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

        (a) CONVERSION OF COMPANY COMMON STOCK. Each share of Common Stock, par value $.001 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to
    Section 1.6(b)) will be canceled and extinguished and be converted automatically into the right to receive (i) 0.5978 (the "Exchange Ratio") shares of Common Stock, par value $.01 per share, of Parent (the "Parent Common Stock") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9), including, with respect to each whole share of Parent Common Stock to be received, the right to receive one Right (as defined in the Rights Agreement, dated as of November 14, 1997, between Parent and American Stock Transfer and Trust Company, as amended from time to time) and (ii) the amount of cash in lieu of fractional shares as is determined in accordance with Section 1.6(f).

        (b) CANCELLATION OF PARENT-OWNED STOCK. Each share of Company Common Stock owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

        (c) STOCK OPTIONS; EMPLOYEE STOCK PURCHASE PLAN. At the Effective Time, all options to purchase Company Common Stock then outstanding under the Company's 1997 Stock Incentive Plan and the 1997 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan of Subscriber Computing, Inc. ("SCI") assumed by the Company in connection with its acquisition of SCI (collectively, the "Company Stock Option Plans") shall be assumed by Parent in accordance with Section 5.15 hereof. At the Effective Time, in accordance with the terms of the Company's 1997 Employee Stock Purchase Plan (the "Company ESPP"), all rights to purchase shares of Company Common Stock under the Company ESPP shall be exercised and the Company ESPP shall thereupon terminate.

        (d) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

        (e) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time.

        (f) FRACTIONAL SHARES. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Parent Common Stock for the ten most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

    1.7  SURRENDER OF CERTIFICATES.

        (a) EXCHANGE AGENT. American Stock Transfer & Trust Company, or another similar institution selected by Parent, shall act as the exchange agent (the "Exchange Agent") in the Merger.

        (b) PARENT TO PROVIDE COMMON STOCK. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Parent may adopt, the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to
    Section 1.6(f).

        (c) EXCHANGE PROCEDURES. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock and payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.

        (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

        (e) TRANSFERS OF OWNERSHIP. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

        (f)  NO LIABILITY.  Notwithstanding anything to the contrary in this
    Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    1.8 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    1.9 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any certificates evidencing shares of Company Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and cash for fractional shares, if any, as may be required pursuant to Section 1.6; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

    1.10 TAX AND ACCOUNTING CONSEQUENCES. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of
Section 368 of the Code and (ii) qualify for accounting treatment as a pooling of interests.

    1.11 TAKING OF NECESSARY ACTIONS; FURTHER ACTION. If, at any time after the Effective Time, any other action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter supplied by the Company to Parent (the "Company Schedules") and dated as of the date hereof, as follows:

    2.1 ORGANIZATION OF THE COMPANY. The Company and each of its material subsidiaries (which material subsidiaries are set forth in the Company Schedules) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined below) on the Company. The Company has delivered to Parent a true and complete list of all of the Company's subsidiaries, together with the jurisdiction of incorporation of each subsidiary. The Company owns, directly or indirectly through one or more subsidiaries, 100% of the capital stock of each of its subsidiaries. Except as set forth in the Company SEC Reports (as defined below in Section 2.5), the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any interest in, any corporation, partnership, joint venture or other business association or entity other than the securities of any publicly-traded entity held for investment only and constituting less than 5% of the outstanding capital stock of any such entity. The Company has delivered or made available a true and correct copy of the Certificate of Incorporation and By-laws of the Company and similar governing instruments of its material subsidiaries, each as amended to date, to counsel for Parent. For purposes of this Agreement, "Material Adverse Effect" shall mean a material adverse effect on the business, properties, assets (including intangible assets), financial condition, or results of operations of a Person (as defined below), taken as a whole, but shall not include any of the foregoing related to (i) the economy or financial markets in general, (ii) the industries in general in which such Person operates and not specifically related to (or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other industry participants) on) such Person, or (iii) any change in the market price or trading volume of such Person. For purposes of this Agreement, "Person" shall mean any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship or other business organization.

    2.2 COMPANY CAPITAL STRUCTURE. The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, $.001 par value, of which there were 16,954,261 shares issued and outstanding as of September 30, 2000, and 10,000,000 shares of Preferred Stock, $.001 par value, all of which are undesignated and none of which is issued or outstanding. All such shares have been duly authorized, and all such issued and outstanding shares have been validly issued, are fully paid and nonassessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. As of September 30, 2000, the Company had reserved
(i) 5,905,946 shares of Common Stock for issuance to employees, directors and consultants pursuant to the Company Stock Option Plans, under which options are outstanding for 2,734,135 shares and (ii) 666,667 shares of Common Stock for issuance pursuant to the Company ESPP. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. The Company Schedules include a list of all issuances of capital stock by the Company since
January 1, 1998 (other than issuances pursuant to options under the Company Stock Option Plans and the Company ESPP) and also list for each outstanding option at October 6, 2000, the name of the holder of such option, the number of shares subject to such option, the exercise price of such option, the number of shares as to which such option will have been vested at October 16, 2000 and, if the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, an indication of the extent of such acceleration. Such list also describes any repricing of options which has taken place since January 1, 1998. The Company Schedules also include a list of all the participants in the Company ESPP and the number of shares of Company Common Stock which will be issuable to the participants therein for the offering period ending February 28, 2001 if all current participants continue to contribute at current levels (assuming the purchase price of such shares to be 85% of the fair market value of the Company Common Stock on the first day of the current offering period). Since
September 30, 2000, there have been no changes in the capital structure of the Company other than issuances of Company Common Stock (i) upon the exercise of options granted under the Company Stock Option Plans and (ii) pursuant to the Company ESPP. The Company has duly amended the Rights Agreement dated as of November 18, 1998 between the Company and Bank Boston N.A. to exempt the Merger from the provisions thereof.

    2.3  OBLIGATIONS WITH RESPECT TO CAPITAL STOCK.  Except as set forth in
Section 2.2, there are no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except for securities the Company owns, directly or indirectly through one or more subsidiaries, there are no equity securities of any class of any subsidiary of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which it is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the knowledge of the Company, except for the stockholder agreements to be entered into by certain Company stockholders with Parent in connection with the Merger (the "Stockholder Agreements"), there are no voting trusts, proxies or other agreements or understandings with respect to the shares of capital stock of the Company.

    2.4 AUTHORITY. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the Merger by the vote of the holders of a majority of the Company Common Stock. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation, as amended, or By-laws, as amended, of the Company or similar governing instruments of any of its subsidiaries or (ii) except as set forth in the Company Schedules, any mortgage, indenture, lease, contract or other agreement disclosed in the Company Schedules pursuant to Section 2.11 or of the type referred to in clause (i) or (ii) of Section 2.12, or any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets. The Company is not subject to the provisions of Section 2115 of the California General Corporation Law.

    No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity"), is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of a premerger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), if required, (ii) the filing of a Form S-4 Registration Statement with the Securities and Exchange Commission ("SEC") in accordance with the Securities Act of 1933, as amended (the "Securities Act"), (iii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iv) the filing of the Proxy Statement (as defined in Section 2.22) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (v) the filing of a Form 8-K with the SEC, (vi) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on the Company.

    2.5  SEC FILINGS; COMPANY FINANCIAL STATEMENTS.

        (a) The Company has filed all forms, reports and documents required to be filed with the SEC since July 29, 1997 and has made available to Parent, in the form filed with the SEC, (i) its Annual Report on Form 10-K for the fiscal years ended December 31, 1998 and 1999, (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2000, (iii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since July 29, 1997, (iv) all other reports or registration statements filed by the Company with the SEC since July 29, 1997, and (v) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC; and the Company will make available to Parent in the form filed with the SEC, prior to November 15, 2000, its Quarterly Report on Form 10-Q for the period ended September 30, 2000. All such required forms, reports and documents (including those enumerated in clauses (i) through (v) of the preceding sentence and the Company's September 30, 2000 Form 10-Q, when filed) are referred to herein as the "Company SEC Reports." As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "Company Financials"), including any Company SEC Reports filed after the date hereof until the Closing, (x) complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (z) fairly presented the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The unaudited balance sheet of the Company as of June 30, 2000 contained in the Company SEC Reports is hereinafter referred to as the "Company Balance Sheet."

        (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

        (d) The Company Schedules contain the unaudited consolidated financial statements of the Company as of and for the period ended September 30, 2000, as set forth in the Company's press release dated October 17, 2000 (the "September Company Financials"). The September Company Financials fairly present the consolidated financial position of the Company and its subsidiaries as of September 30, 2000 and the consolidated results of its operations and cash flow for the three months then ended, subject to normal and recurring year-end adjustments which are not expected to be material in amount.

    2.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the Company Schedules, since the date of the Company Balance Sheet, except with respect to the actions contemplated by this Agreement, the Company and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been
(i) any Material Adverse Change (as defined below) in the Company, or any development that reasonably would be expected to cause a Material Adverse Change in the Company; (ii) any material change by the Company in its accounting methods, principles or practices; (iii) any material revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized software or inventory or writing off notes or accounts receivable other than in the ordinary course of business; or (iv) any other action or event that would have required the consent of Parent pursuant to Section 4.1 had such action or event occurred after the date of this Agreement. For purposes of this Agreement, "Material Adverse Change" shall mean a material adverse change in the business, assets (including intangible assets), financial condition or results of operations of a Person, but shall not include any of the foregoing related to
(a) the economy or financial markets in general, (b) the industries in general in which such Person operates and not specifically related to (or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other industry participants) on) such Person, or
(c) any change in the market price or trading volume of such Person.

    2.7  TAXES.

    (a) DEFINITION OF TAXES. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other government charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, net operating losses, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

    (b)  TAX RETURNS AND AUDITS.

        (i) The Company and each of its subsidiaries has timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by the Company and each of its subsidiaries, except such Returns which are not material to the Company. All such Returns were correct and complete in all material respects. The Company and each of its subsidiaries has paid all Taxes shown to be due on such Returns or is contesting them in good faith. None of the Company and its subsidiaries currently is the beneficiary of any extension of time within which to file any Return.

        (ii) Except as is not material to the Company, the Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

       (iii) The Company Schedules lists all material federal, state, local, and foreign income tax Returns filed with respect to any of the Company and its subsidiaries for taxable periods ended on or after December 31, 1997, indicates those Returns that have been audited, and indicates those Returns that currently are the subject of audit. The Company has delivered to the Parent correct and complete copies of all federal income tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by any of the Company and its subsidiaries since December 31, 1997. Except as is not material to the Company, neither the Company nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

        (iv) Except as is not material to the Company, no audit or other examination of any Return of the Company or any of its subsidiaries is presently in progress, nor has the Company or any of its subsidiaries been notified of any request for such an audit or other examination.

        (v) Neither the Company nor any of its subsidiaries has any liability for unpaid federal, state, local or foreign Taxes which have not been accrued for or reserved on the Company Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to the Company.

        (vi) None of the Company's assets are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code.

       (vii) There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount for which a deduction would be disallowed by reason of Sections 280G, 404 or 162(b) through (o) of the Code.

      (viii) Neither the Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
    Section 341(f)(2) of the Code apply to any disposition of a subsection
    (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

        (ix) The Company is not, and has not been at any time, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

        (x) None of the Company and its subsidiaries is a party to any tax allocation or sharing agreement. None of the Company and its subsidiaries
    (A) has been a member of an Affiliated Group (within the meaning of Code Section1504(a), or any similar group defined under a similar provision of state, local, or foreign law) filing a consolidated federal Return (other than a group the common parent of which was the Company) or (B) has any liability for the taxes of any person (other than any of the Company and its subsidiaries) under Reg. Section1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

    2.8 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no material agreement, judgment, injunction, order or decree binding upon the Company which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material current business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted or as proposed to be conducted by the Company.

    2.9 ABSENCE OF LIENS AND ENCUMBRANCES. The Company and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Company Financial Statements and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

    2.10  INTELLECTUAL PROPERTY.

        (a) The Company, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (excluding Commercial Software as defined in Paragraph (c) below) that are material to the business of the Company as currently conducted or as proposed to be conducted by the Company (the "Company Intellectual Property Rights").

        (b) The Company Schedules set forth a complete list of all patents, trademarks, registered copyrights, trade names and service marks, and any applications therefor, included in the Company Intellectual Property Rights owned by the Company or any of its subsidiaries, and specify, where applicable, the jurisdictions in which each such Company Intellectual Property Right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. The Company Schedules also set forth a complete list of all material licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company or any other person is authorized to use any Company Intellectual Property Right (excluding object code end-user licenses granted to end-users in the ordinary course of business that permit use of software products without a right to modify, distribute or sublicense the same ("End-User Licenses")) or other trade secret material to the Company, and includes the identity of all parties thereto. The Company has furnished true and correct copies of all such licenses, sublicenses and other agreements to Parent. The Company is not in violation of any license, sublicense or agreement described on such list except such violations as do not materially impair the Company's rights under such license, sublicense or agreement. Except as set forth in the Company Schedules, the execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, will neither cause the Company to be in violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement. The Company is the sole and exclusive owner or the valid licensee of, with all right, title and interest in and to (free and clear of any liens or encumbrances), the Company Intellectual Property Rights, and has sole and exclusive rights or valid license rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Company Intellectual Property Rights are being used. No claims with respect to the Company Intellectual Property Rights have been asserted or, to the knowledge of the Company, are threatened by any person nor are there any valid grounds for any bona fide claims (i) to the effect that the manufacture, sale, licensing or use of any of the products of the Company or any of its subsidiaries as now manufactured, sold, licensed or used or proposed for manufacture, sale, licensing or use by the Company infringes on any copyright, patent, trade mark, service mark or trade secret, (ii) against the use by the Company or any of its subsidiaries of any trademarks, service marks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the Company's business as currently conducted or as proposed to be conducted, or (iii) challenging the ownership by the Company, validity or effectiveness of any of the Company Intellectual Property Rights. All material registered trademarks, service marks and copyrights held by the Company are valid and subsisting. To the knowledge of the Company, there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company. No Company Intellectual Property Right owned by the Company or any of its subsidiaries or product of the Company or any of its subsidiaries, or, to the knowledge of the Company, Intellectual Property Right licensed by the Company or its subsidiaries, is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has entered into any agreement (other than exclusive distribution agreements identified as such in the Company Schedules) under which the Company or its subsidiaries is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market. The Company has a policy requiring each employee to execute a proprietary information and confidentiality agreement substantially in the Company's standard form.

        (c) "Commercial Software" means packaged commercially available software programs generally available to the public through retail dealers in computer software which have been licensed to the Company (or, in the case of Section 3.10, to Parent) pursuant to end-user licenses and which are used in the Company's business (or in Parent's business in the case of Section 3.10) but are in no way a component of or incorporated in or specifically required to develop or support any of the Company's (or of Parent's in the case of Section 3.10) products and related trademarks, technology and know-how.

    2.11 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in the Company Schedules, neither the Company nor any of its subsidiaries has, nor is it a party to nor is it bound by:

        (a) any collective bargaining agreements,

        (b) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements (except for those plans and arrangements relating solely to employees of the Company's foreign subsidiaries who earn less than $100,000 annual base salary),

        (c) any employment or consulting agreement, contract or commitment with any officer or director level employee, not terminable by the Company on thirty days notice without liability, except to the extent general principles of wrongful termination law may limit the Company's ability to terminate employees at will and except for those agreements, contracts and commitments with employees of the Company's foreign subsidiaries who earn less than $100,000 annual base salary,

        (d) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement,

        (e) any agreement of indemnification or guaranty not entered into in the ordinary course of business in excess of $1,000,000 individually or in the aggregate other than such agreements or guarantees between the Company and any of its subsidiaries, officers or directors, and other than End-User Licenses,

        (f) any agreement, contract or commitment containing any covenant limiting the freedom of the Company to engage in any line of business or compete with any person,

        (g) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $200,000,

        (h) any agreement, contract or commitment relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise,

        (i) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit,

        (j) any joint marketing or development agreement (excluding agreements with resellers, value added resellers or independent software vendors entered into in the ordinary course of business that do not permit such resellers or vendors to modify the Company's software products),

        (k) any distribution agreement (identifying any that contain exclusivity provisions), or

        (l) any other agreement, contract or commitment (excluding real and personal property leases) which involves payment by the Company of $500,000 or more and is not cancelable without penalty within thirty (30) days.

    2.12 NO DEFAULT. Neither the Company nor any of its subsidiaries has breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any (i) agreement, contract or commitment that was or is required to be filed as an exhibit to the Company SEC Reports or (ii) any agreement under which the Company or any of its subsidiaries licenses from a third party any Company Intellectual Property Rights included in the Company's products in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to seek material damages from the Company thereunder. Each of the agreements, contracts and commitments referred to in clauses (i) and (ii) above that has not expired or been terminated in accordance with its terms is in full force and effect and, except as otherwise disclosed, is not subject to any material default thereunder of which the Company is aware by any party obligated to the Company pursuant thereto.

    2.13 GOVERNMENTAL AUTHORIZATION. The Company holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the Company's business as currently conducted (the "Company Permits"). The Company is in material compliance with the terms of the Company Permits. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, the business of the Company is not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for violations or possible violations which individually or in the aggregate are not, and insofar as reasonably can be foreseen, in the future will not be, material to the Company. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not be material.

    2.14 LITIGATION. There is no action, suit proceeding, claim, arbitration or investigation pending, or as to which the Company or any of its subsidiaries has received any notice of assertion nor, to the Company's knowledge, is there a reasonable basis to expect such notice of assertion against the Company or any of its subsidiaries which, if determined adversely to the Company or any of its subsidiaries reasonably would have a Material Adverse Effect on the Company, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

    2.15  ENVIRONMENTAL MATTERS.

        (a) DEFINITION OF HAZARDOUS MATERIAL. The term "Hazardous Material" as used in this Agreement shall mean any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. SectionSection 9601, ET SEQ., or deemed as a hazardous waste pursuant to the Solid Waste Disposal Act, as amended, 42 U.S.C. SectionSection 6901, ET SEQ., or deemed as a hazardous material pursuant to the Massachusetts Oil and Hazardous Material Release Prevention and Response Act, G.L. c. 21E, SectionSection 1, ET SEQ. or similar laws of any other state, and the regulations promulgated pursuant to said laws.

        (b) DEFINITION OF HAZARDOUS MATERIALS ACTIVITIES. The term "Hazardous Materials Activities" as used in this Agreement shall mean the transportation, storage, use, sale, manufacture, disposal, release of any Hazardous Material or the exposure of any employee or other person to Hazardous Materials.

        (c) PERMITS. The Company currently holds all material environmental approvals, permits, licenses, registrations, clearances and consents (the "Environmental Permits") necessary for the conduct of the Company's Hazardous Material Activities and other businesses of the Company as such activities and businesses are currently being conducted.

        (d) ENVIRONMENTAL LIABILITIES. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim, or notice of violation is pending, or to the Company's knowledge, threatened concerning any Environmental Permit, Hazardous Material, or any Hazardous Materials Activity of the Company or any of its subsidiaries. The Company is not aware of any fact or circumstance which could involve the Company or any of its subsidiaries in any material litigation or otherwise impose upon the Company any material liability relating to any Hazardous Materials Activities.

    2.16 BROKERS' AND FINDERS' FEES. Except for fees payable to Broadview International pursuant to the engagement letter dated September 16, 1999, a copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agent's commissions or any similar charges in connection with this Agreement, the Merger or any transaction contemplated hereby.

    2.17 LABOR MATTERS. There are no pending material claims against the Company or any of its subsidiaries under any workers' compensation plan or policy or for long-term disability. The Company and each of its United States subsidiaries, has complied in all material respects with all applicable provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and has no material obligations with respect to any former employees or qualifying beneficiaries thereunder. Except as is not material to the Company's business and operations, neither the Company nor any of its subsidiaries has given to or received from any current employee of the Company or any of its subsidiaries notice of termination of employment.

    2.18  EMPLOYEE BENEFIT PLANS.

        (a) The Company Schedules contain a complete list of all Benefit Plans (as hereinafter defined) sponsored or maintained by the Company or under which the Company is obligated. The Company has made available to Parent
    (i) accurate and complete copies of all Benefit Plan documents and all other material documents relating thereto, including (if applicable) all summary plan descriptions, summary annual reports and insurance contracts,
    (ii) accurate and complete detailed summaries of all unwritten Benefit Plans, (iii) accurate and complete copies of the most recent financial statements and actuarial reports with respect to all Benefit Plans for which financial statements or actuarial reports are required or have been prepared and (iv) accurate and complete copies of all annual reports for all Benefit Plans (for which annual reports are required) prepared within the last three years. "Benefit Plans" means all employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended

    ("ERISA"), and any related or separate contracts, plans, trusts, programs, policies, arrangements, practices, customs and understandings, in each case whether formal or informal, that provide benefits of economic value to any present or former employee of the Company (or, in the case of Section 3.18, Parent) or present or former beneficiary, dependent or assignee of any such employee or former employee.

        (b) All Benefit Plans of the Company conform (and at all times have conformed) in all material respects to, and are being administered and operated (and have at all time been administered and operated) in material compliance with, the requirements of ERISA, the Code and all other applicable laws or governmental regulations. All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all Benefit Plans have been timely filed or delivered. There have not been any "prohibited transactions," as such term is defined in
    Section 4975 of the Code or Section 406 of ERISA involving any of the Benefit Plans, that could subject the Company to any material penalty or tax imposed under the Code or ERISA.

        (c) Any Benefit Plan that is intended to be qualified under
    Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code has been determined by the Internal Revenue Service to be so qualified or an application for such determination is pending. Any such determination that has been obtained remains in effect and has not been revoked, and with respect to any application that is pending, the Company has no reason to suspect that such application for determination will be denied. Nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption, or result in the imposition of excise taxes or income taxes on unrelated business income under the Code or ERISA with respect to any Benefit Plan.

        (d) The Company does not sponsor a defined benefit plan subject to Title IV of ERISA, nor does it have a current or contingent obligation to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). The Company does not have any material liability with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) other than with respect to the Benefit Plans. For purposes of this Section 2.18, the term "the Company" shall include any corporation that is a member of any controlled group of corporations (as defined in Section 414(b) of the Code) that includes the Company, any trade or business (whether or not incorporated) that is under common control (as defined in Section 414(c) of the Code) with the Company, any organization (whether or not incorporated) that is a member of an affiliated service group (as defined in Section 414(m) of the Code) that includes the Company and any other entity required to be aggregated with the Company pursuant to the regulations issued under Section 414(o) of the Code.

        (e) There are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any Benefit Plans, or by or on behalf of any individual participants or beneficiaries of any Benefit Plans, alleging any breach of fiduciary duty on the part of the Company or any of its officers, directors or employees under ERISA or any other applicable regulations, or claiming benefit payments (other than those made in the ordinary operation of such plans), nor is there, to the knowledge of the Company, any basis for such claim. The Benefit Plans are not the subject of any pending (or to the knowledge of the Company, any threatened) investigation or audit by the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation ("PBGC").

        (f) The Company has timely made all required contributions under the Benefit Plans including the payment of any premiums payable to the PBGC and other insurance premiums.

        (g) With respect to any Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) (a "Welfare Plan"),
    (i) each Welfare Plan for which contributions are claimed by the Company as deductions under any provision of the Code is in material compliance with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a Welfare Plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under Section 4976(a) of the Code, (iii) any Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, with all of the applicable material requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act and the Social Security Act, and (iv) all Welfare Plans may be amended or terminated at any time on or after the Closing Date. No Benefit Plan provides any health, life or other welfare coverage to employees of the Company beyond termination of their employment with the Company by reason or retirement or otherwise, other than coverage as may be required under Section 4980B of the Code or Part 6 of ERISA, or under the continuation of coverage provisions of the laws of any state or locality.

    2.19 COMPLIANCE WITH LAWS. The Company and each of its subsidiaries has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any federal, state or local statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except in any such case as reasonably would not be expected to have a Material Adverse Effect on the Company.

    2.20 POOLING OF INTERESTS. To the Company's knowledge, based on consultation with its independent accountants, neither the Company nor any of its subsidiaries, directors, officers or stockholders has taken any action which would interfere with (i) Parent's ability to account for the Merger as a pooling of interests or (ii) Parent's, the Surviving Corporation's or the Company's ability to continue to account for as a pooling of interests any past acquisition by the Company currently accounted for as a pooling of interests.

    2.21 CHANGE OF CONTROL PAYMENTS. The Company Schedules set forth the terms pursuant to which all amounts may become payable (whether currently or in the future) to current or former officers, directors or employees of the Company as a result of or in connection with the Merger.

    2.22 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by the Company for inclusion in the Registration Statement (as defined in Section 3.22) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of the Company and stockholders of Parent in connection with the meeting of the Company's stockholders to consider the Merger (the "Company Stockholders' Meeting") and in connection with the meeting of Parent's stockholders to consider the Merger (the "Parent Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to the Company's stockholders and Parent's stockholders, at the time of the Company Stockholders' Meeting or Parent Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting or Parent Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with

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
respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

    2.23 BOARD APPROVAL. The board of directors of the Company has, on or prior to the date hereof, unanimously approved this Agreement and the Merger and has heretofore adopted the resolutions contained in the Company Schedules.

    2.24 FAIRNESS OPINION. The Company has received a written opinion from Broadview International, dated as of the date hereof, that, subject to the assumptions, qualifications and limitations set forth therein, the Merger is fair to the Company's stockholders from a financial point of view, and has delivered to Parent a copy of such opinion.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub represent and warrant to the Company, subject to the exceptions specifically disclosed in the disclosure letter supplied by Parent to the Company (the "Parent Schedules") and dated as of the date hereof, as follows:

    3.1 ORGANIZATION OF PARENT AND MERGER SUB. Each of Parent, its material subsidiaries (which material subsidiaries are set forth in the Parent Schedules) and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Parent. Parent owns, directly or indirectly through one or more subsidiaries, 100% of the capital stock of each of its subsidiaries. Except as set forth in the Parent SEC Reports (as defined in Section 3.5), Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any interest in, any corporation, partnership, joint venture or other business association or entity other than the securities of any publicly-traded entity held for investment only and constituting less than 5% of the outstanding capital stock of any such entity. Parent has delivered or made available a true and correct copy of the Certificate of Incorporation and By-laws or other charter documents of Parent, each as amended to date, to counsel for the Company.

    3.2  CAPITAL STRUCTURE.

        (a) The authorized capital stock of Parent consists of 60,000,000 shares of Common Stock, $.01 par value, of which 17,453,510 shares were issued and outstanding as of September 30, 2000, and 5,000,000 shares of Preferred Stock, of which 600,000 shares have been designated Series A Preferred Stock and 4,400,000 shares are undesignated. No shares of Preferred Stock are issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $.01 par value, 100 shares of which, as of the date hereof, are issued and outstanding and are held by Parent. All such shares have been duly authorized, and all such issued and outstanding shares have been validly issued, are fully paid and nonassessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. As of September 30, 2000, Parent had reserved
    (i) 2,350,000 shares of Common Stock for issuance to employees, directors and consultants pursuant to Parent's 1996 Incentive and Non-Qualified Stock Option Plan, as amended, under which options were outstanding for 736,519 shares, (ii) 1,000,000 shares of Common Stock for issuance to employees, directors and consultants pursuant to its 1998 Non-Statutory Stock Option Plan, as amended, under which options were outstanding for 782,199 shares, (iii) 2,400,000 shares of Common Stock for issuance to employees, directors and consultants pursuant to its 1990 Incentive and Nonqualified Stock Option Plan, as amended, under which options were outstanding for 533,690 shares,

    (iv) 200,000 shares of Common Stock for issuance under its 1996 Employee Stock Purchase Plan, as amended (the "Parent ESPP"), (v) 22,673 shares of Common Stock for issuance upon exercise of options assumed in connection with the acquisitions of Coral Systems, Inc., (vi) 8,455 shares of Common Stock for issuance upon exercise of outstanding warrants and
    (vii) 600,000 shares of Series A Preferred Stock for issuance upon exercise of rights attached to the Common Stock pursuant to a Rights Agreement dated as of November 14, 1997 between Parent and American Stock Transfer and Trust Company. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. The Parent Schedules include a list of all issuances of capital stock by Parent since January 1, 1998 (other than issuances pursuant to the option plans and options described in clauses (i),
    (ii) and (iv) above (the "Parent Stock Option Plans") and the Parent ESPP) and also list for each outstanding option at September 30, 2000, the name of the holder of such option, the number of shares subject to such option, the exercise price of such option, the number of shares as to which such option will have been vested at September 30, 2000 and, if the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, an indication of the extent of such acceleration. Such list also describes any repricing of options which has taken place since January 1, 1998. The Parent Schedules also include a list of all the participants in the Parent ESPP and the number of shares of Parent Common Stock which will be issuable to the participants therein for the offering period ending January 31, 2001 if all current participants continue to contribute at current levels (assuming the purchase price of such shares to be 85% of the fair market value of the Parent Common Stock on the first day of the current offering period). Since September 30, 2000, there have been no changes in the capital structure of Parent other than issuances of Parent Common Stock (i) upon the exercise of options granted under the Parent Stock Option Plans, (ii) pursuant to the Parent ESPP and
    (iii) upon the exercise of the warrants described in clause (v) above.

        (b) The shares of Parent Common Stock to be issued pursuant to the Merger will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.

    3.3  OBLIGATIONS WITH RESPECT TO CAPITAL STOCK.  Except as set forth in
Section 3.2, there are no equity securities of any class of Parent, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except for securities Parent owns, directly or indirectly through one or more subsidiaries, there are no equity securities of any class of any subsidiary of Parent, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 3.2, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Parent or any of its subsidiaries is a party or by which it is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the knowledge of Parent, there are no voting trusts, proxies or other agreements or understandings with respect to the shares of capital stock of Parent.

    3.4 AUTHORITY. Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub subject only to the approval of the Merger by the vote of a majority of the Parent Common Stock present or represented by proxy at the Parent Stockholders' Meeting. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligations of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or By-laws of Parent or Merger Sub or (ii) except as set forth in the Parent Schedules, any mortgage, indenture, lease, contract or other agreement disclosed in the Parent Schedules pursuant to Section 3.11 or of the type referred to in clause (i) or (ii) of Section 3.12, or any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or its properties or assets.

    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent and Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for (i) the filing of a premerger notification report under the HSR Act, if required, (ii) the filing of the Form S-4 Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iv) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (v) the filing of a Form 8-K with the SEC,
(vi) the listing of Parent Common Stock issuable pursuant to the Merger on the Nasdaq National Market, (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country, and
(viii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Parent.

    3.5  SEC FILINGS, PARENT FINANCIAL STATEMENTS.

        (a) Parent has filed all forms, reports and documents required to be filed with the SEC since September 27, 1996 and has made available to the Company, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 1998 and 1999, (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2000, (iii) all proxy statements relating to Parent's meetings of stockholders (whether annual or special) held since September 27, 1996,
    (iv) all other reports or registration statements filed by Parent with the SEC since September 27, 1996, and (v) all amendments and supplements to all such reports and registration statements filed by Parent with the SEC and Parent will make available to the Company in the form filed with the SEC, prior to November 15, 2000, its Quarterly Report on Form 10-Q for the period ended September 30, 2000. All such required forms, reports and documents (including those enumerated in clauses (i) through (v) of the preceding sentence and Parent's September 30, 2000 Form 10-Q, when filed) are referred to herein as the "Parent SEC Reports." As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to made the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any form, reports or other documents with the SEC.

        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "Parent Financials"), including any Parent SEC Reports filed after the date hereof until the Closing, (x) complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto,
    (y) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (z) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited balance sheet of Parent as of June 30, 2000 contained in the Parent SEC Reports is hereinafter referred to as the "Parent Balance Sheet."

        (c) Parent has heretofore furnished to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

        (d) The Parent Schedules contain the unaudited consolidated financial statements of Parent as of and for the period ended September 30, 2000, as set forth in Parent's press release dated October 18, 2000 (the "September Parent Financials"). The September Parent Financials fairly present the consolidated financial position of Parent and its subsidiaries as of September 30, 2000 and the consolidated results of its operations and cash flow for the three months then ended, subject to normal and recurring year-end adjustments which are not expected to be material in amount.

    3.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Parent Balance Sheet, except with respect to the actions contemplated by this Agreement, Parent and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any Material Adverse Change in Parent, or any development that reasonably would be expected to cause a Material Adverse Change in Parent; (ii) any material change by Parent in its accounting methods, principles or practices; (iii) any material revaluation by Parent of any of its assets including, without limitation, writing down the value of capitalized software or inventory or writing off notes or accounts receivable other than in the ordinary course of business; or (iv) any other action or event that would have required the consent of the Company pursuant to Section 4.2 had such action or event occurred after the date of this Agreement.

    3.7  TAXES.

        (a) Parent and each of its subsidiaries has timely filed all Returns relating to Taxes required to be filed by Parent and each of its subsidiaries, except such Returns which are not material to Parent. All such Returns were correct and complete in all material respects. The Parent and each of its subsidiaries has paid all Taxes shown to be due on such Returns, or is contesting them in good faith. None of the Parent and its subsidiaries currently is the beneficiary of any extension of time within which to file any Return.

        (b) Except as is not material to Parent, Parent and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

        (c) The Parent Schedules lists all material federal, state, local, and foreign income tax Returns filed with respect to any of the Parent and its subsidiaries for taxable periods ended on or after December 31, 1997, indicates those Returns that have been audited, and indicates those Returns that currently are the subject of audit. The Parent has delivered to the Company correct and complete copies of all federal income tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by any of the Parent and its subsidiaries since December 31, 1997. Except as is not material to Parent, neither Parent nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Parent or any of its subsidiaries nor has Parent or any of its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

        (d) Except as is not material to Parent, no audit or other examination of any Return of Parent or any of its subsidiaries is presently in progress, nor has Parent or any of its subsidiaries been notified of any request for such an audit or other examination.

        (e) Neither Parent nor any of its subsidiaries has any liability for unpaid federal, state, local or foreign Taxes which have not been accrued for or reserved against on the Parent Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to Parent.

        (f) None of Parent's assets are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code.

        (g) There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount for which a deduction would be disallowed by reason of Sections 280G, 404 or 162(b) through (o) of the Code.

        (h) Neither Parent nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
    Section 341(f)(2) of the Code apply to any disposition of a subsection
    (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent.

        (i) Parent is not, and has not been at any time, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

        (j) None of the Parent and its subsidiaries is a party to any tax allocation or sharing agreement. None of the Parent and its subsidiaries
    (A) has been a member of an Affiliated Group (within the meaning of Code Section1504(a), or any similar group defined under a similar provision of state, local, or foreign law) filing a consolidated federal Return (other than a group the common parent of which was the Parent) or (B) has any liability for the taxes of any person (other than any of the Parent and its subsidiaries) under Reg. Section1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

    3.8 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no material agreement, judgment, injunction, order or decree binding upon Parent which has or reasonably would be expected to have the effect of prohibiting or materially impairing any material current business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted or as proposed to be conducted by Parent.

    3.9 ABSENCE OF LIENS AND ENCUMBRANCES. Parent and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Parent Financial Statements and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

    3.10  INTELLECTUAL PROPERTY.

        (a) Parent, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (excluding Commercial Software) that are material to the business of Parent as currently conducted or as proposed to be conducted by Parent (the "Parent Intellectual Property Rights").

        (b) The Parent Schedules set forth a complete list of all patents, trademarks, registered copyrights, trade names and service marks, and any applications therefor, included in the Parent Intellectual Property Rights owned by Parent or any of its subsidiaries, and specify, where applicable, the jurisdictions in which each such Parent Intellectual Property Right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. The Parent Schedules also set forth a complete list of all material licenses, sublicenses and other agreements as to which Parent is a party and pursuant to which Parent or any other person is authorized to use any Parent Intellectual Property Right (excluding End-User Licenses) or other trade secret material to Parent, and includes the identity of all parties thereto. Parent has furnished true and correct copies of all such licenses, sublicenses and other agreements to the Company. Parent is not in violation of any license, sublicense or agreement described on such list except such violations as do not materially impair Parent's rights under such license, sublicense or agreement. Except as set forth in the Parent Schedules, the execution and delivery of this Agreement by Parent, and the consummation of the transactions contemplated hereby, will neither cause Parent to be in violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement. Parent is the sole and exclusive owner or the valid licensee of, with all right, title and interest in and to (free and clear of any liens or encumbrances), Parent Intellectual Property Rights, and has sole and exclusive rights or valid license rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Parent Intellectual Property Rights are being used. No claims with respect to Parent Intellectual Property Rights have been asserted or, to the knowledge of Parent, are threatened by any person, nor, to the knowledge of Parent, are there any valid grounds for any bona fide claims (i) to the effect that the manufacture, sale, licensing or use of any of the products of Parent or any of its subsidiaries as now manufactured, sold, licensed or used or proposed for manufacture, sale, licensing or use by Parent infringes on any copyright, patent, trade mark, service mark or trade secret,
    (ii) against the use by Parent or any of its subsidiaries of any trademarks, service marks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in Parent's business as currently conducted or as proposed to be conducted, or
    (iii) challenging the ownership by Parent, validity or effectiveness of any of Parent Intellectual Property Rights. All material registered trademarks, service marks and copyrights held by Parent are valid and subsisting. To the knowledge of Parent, there is no material unauthorized use, infringement or misappropriation of any Parent Intellectual Property Rights by any third party, including any employee or former employee of Parent. No Parent Intellectual Property Right owned by Parent or any of its subsidiaries or product of Parent or any of its subsidiaries, or, to the knowledge of Parent, Intellectual Property Right licensed by Parent or its subsidiaries, is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by Parent or any of its subsidiaries. Neither Parent nor any of its subsidiaries has not entered into any agreement (other than exclusive distribution agreements identified as such in the Parent Schedules) under which Parent or its subsidiaries is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market. Parent has a policy requiring each employee to execute a proprietary information and confidentiality agreement substantially in the Parent's standard form.

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
    3.11 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in the Parent Schedules, neither Parent nor any of its subsidiaries has, nor is it a party to nor is it bound by:

        (a) any collective bargaining agreements,

        (b) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements (except for those plans and arrangements relating solely to employees of Parent's foreign subsidiaries who earn less than $100,000 annual base salary),

        (c) any employment or consulting agreement, contract or commitment with any officer or director level employee, not terminable by Parent on thirty days notice without liability, except to the extent general principles of wrongful termination law may limit Parent's ability to terminate employees at will and except for those agreements, contracts and commitments with employees of Parent's foreign subsidiaries who earn less than $100,000 annual base salary,

        (d) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement,

        (e) any agreement of indemnification or guaranty not entered into in the ordinary course of business in excess of $1,000,000 individually or in the aggregate other than such agreements or guarantees between Parent and any of its subsidiaries, officers or directors, and other than End-User Licenses,

        (f) any agreement, contract or commitment containing any covenant limiting the freedom of Parent to engage in any line of business or compete with any person,

        (g) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $200,000,

        (h) any agreement, contract or commitment relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise,

        (i) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit,

        (j) any joint marketing or development agreement (excluding agreements with resellers, value added resellers or independent software vendors entered into in the ordinary course of business that do not permit such resellers or vendors to modify Parent's software products),

        (k) any distribution agreement (identifying any that contain exclusivity provisions), or

        (l) any other agreement, contract or commitment (excluding real and personal property leases) which involves payment by Parent of $500,000 or more and is not cancelable without penalty within thirty (30) days.

    3.12 NO DEFAULT. Neither Parent nor any of its subsidiaries has breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any (i) agreement, contract or commitment that was or is required to be filed as an exhibit to the Parent SEC Reports or (ii) any agreement under which Parent or any of its subsidiaries licenses from a third party any Parent Intellectual Property Rights included in Parent's products in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to seek material damages from Parent thereunder. Each of the agreements, contracts and commitments referred to in clauses
(i) and

(ii) above that has not expired or been terminated in accordance with its terms is in full force and effect and, except as otherwise disclosed, is not subject to any material default thereunder of which Parent is aware by any party obligated to Parent pursuant thereto.

    3.13 GOVERNMENTAL AUTHORIZATION. Parent holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of Parent's business as currently conducted (the "Parent Permits"). Parent is in material compliance with the terms of the Parent Permits. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, the business of Parent is not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for violations or possible violations which individually or in the aggregate are not, and insofar as reasonably can be foreseen, in the future will not be, material to Parent. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent is pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not be material.

    3.14 LITIGATION. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Parent or any of its subsidiaries has received any notice of assertion nor, to Parent's knowledge, is there a reasonable basis to expect such notice of assertion against Parent or any of its subsidiaries which, if determined adversely to Parent or any of its subsidiaries reasonably would be expected to have a Material Adverse Effect on Parent, or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

    3.15  ENVIRONMENTAL MATTERS.

        (a) PERMITS. Parent currently holds all material Environmental Permits necessary for the conduct of the Company's Hazardous Material Activities and other businesses of the Company as such activities and businesses are currently being conducted.

        (b) ENVIRONMENTAL LIABILITIES. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim, or notice of violation is pending, or to Parent's knowledge, threatened concerning any Environmental Permit, Hazardous Material, or any Hazardous Materials Activity of Parent or any of its subsidiaries. Parent is not aware of any fact or circumstance which could involve Parent or any of its subsidiaries in any material litigation or otherwise impose upon Parent any material liability relating to any Hazardous Materials Activities.

    3.16 BROKER'S AND FINDERS' FEES. Except for fees payable to Donaldson, Lufkin & Jenrette pursuant to the engagement letter dated October 24, 2000, a copy of which has been provided to the Company, Parent has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement, the Merger or any transaction contemplated hereby.

    3.17 LABOR MATTERS. There are no pending material claims against Parent or any of its subsidiaries under any workers' compensation plan or policy or for long-term disability. Parent and each of its United States subsidiaries, has complied in all material respects with all applicable provisions of COBRA and has no material obligations with respect to any former employees or qualifying beneficiaries thereunder. Except as is not material to Parent's business and operations, neither Parent nor any of its subsidiaries has given to or received from any current employee of Parent or any of its subsidiaries notice of termination of employment.

    3.18  EMPLOYEE BENEFIT PLANS.

        (a) The Parent Schedules contain a complete list of all Benefit Plans sponsored or maintained by Parent or under which Parent is obligated. Parent has made available to the Company (i) accurate and complete copies of all Benefit Plan documents and all other material documents relating thereto, including (if applicable) all summary plan descriptions, summary annual reports and insurance contracts, (ii) accurate and complete detailed summaries of all unwritten Benefit Plans,
    (iii) accurate and complete copies of the most recent financial statements and actuarial reports with respect to all Benefit Plans for which financial statements or actuarial reports are required or have been prepared and
    (iv) accurate and complete copies of all annual reports for all Benefit Plans (for which annual reports are required) prepared within the last three years.

        (b) All Benefit Plans of Parent conform (and at all times have conformed) in all material respects to, and are being administered and operated (and have at all time been administered and operated) in material compliance with, the requirements of ERISA, the Code and all other applicable laws or governmental regulations. All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all Benefit Plans have been timely filed or delivered. There have not been any "prohibited transactions," as such term is defined in
    Section 4975 of the Code or Section 406 of ERISA involving any of the Benefit Plans, that could subject Parent to any material penalty or tax imposed under the Code or ERISA.

        (c) Any Benefit Plan that is intended to be qualified under
    Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code has been determined by the Internal Revenue Service to be so qualified or an application for such determination is pending. Any such determination that has been obtained remains in effect and has not been revoked, and with respect to any application that is pending, Parent has no reason to suspect that such application for determination will be denied. Nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption, or result in the imposition of excise taxes or income taxes on unrelated business income under the Code or ERISA with respect to any Benefit Plan.

        (d) Parent does not sponsor a defined benefit plan subject to Title IV of ERISA, nor does it have a current or contingent obligation to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). Parent does not have any material liability with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) other than with respect to the Benefit Plans. For purposes of this Section 3.18, the term "Parent" shall include any corporation that is a member of any controlled group of corporations (as defined in Section 414(b) of the Code) that includes Parent, any trade or business (whether or not incorporated) that is under common control (as defined in Section 414(c) of the Code) with Parent, any organization (whether or not incorporated) that is a member of an affiliated service group (as defined in Section 414(m) of the Code) that includes Parent and any other entity required to be aggregated with Parent pursuant to the regulations issued under Section 414(o) of the Code.

        (e) There are no pending or, to the knowledge of Parent, threatened claims by or on behalf of any Benefit Plans, or by or on behalf of any individual participants or beneficiaries of any Benefit Plans, alleging any breach of fiduciary duty on the part of Parent or any of its officers, directors or employees under ERISA or any other applicable regulations, or claiming benefit payments (other than those made in the ordinary operation of such plans), nor is there, to the knowledge of Parent, any basis for such claim. The Benefit Plans are not the subject of any pending (or to the knowledge of Parent, any threatened) investigation or audit by the Internal Revenue Service, the Department of Labor or the PBGC.

        (f) Parent has timely made all required contributions under the Benefit Plans including the payment of any premiums payable to the PBGC and other insurance premiums.

        (g) With respect to any Benefit Plan that is a Welfare Plan, (i) each Welfare Plan for which contributions are claimed by Parent as deductions under any provision of the Code is in material compliance with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a Welfare Plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under Section 4976(a) of the Code, (iii) any Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, with all of the applicable material requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act and the Social Security Act, and
    (iv) all Welfare Plans may be amended or terminated at any time on or after the Closing Date. No Benefit Plan provides any health, life or other welfare coverage to employees of the Company beyond termination of their employment with the Company by reason or retirement or otherwise, other than coverage as may be required under Section 4980B of the Code or Part 6 of ERISA, or under the continuation of coverage provisions of the laws of any state or locality.

    3.19 COMPLIANCE WITH LAWS. Parent and each of its subsidiaries has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any federal, state or local statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except in any such case as reasonably would not be expected to have a Material Adverse Effect on Parent.

    3.20 POOLING OF INTERESTS. To Parent's knowledge, based on consultation with its independent accountants, neither Parent nor any of its subsidiaries, directors, officers or stockholders has taken any action which would interfere with (i) Parent's ability to account for the Merger as a pooling of interests or
(ii) Parent's ability to continue to account for as a pooling of interests any past acquisition by Parent currently accounted for as a pooling of interests.

    3.21 CHANGE OF CONTROL PAYMENTS. The Parent Schedules set forth the terms pursuant to which all amounts may become payable (whether currently or in the future) to current or former officers, directors or employees of Parent as a result of or in connection with the Merger.

    3.22 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. Subject to the accuracy of the representations of the Company made in Section 2.21, the registration statement on Form S-4 (or such other or successor form as shall be appropriate), (including any amendments or supplements thereto, the "Registration Statement"), pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC shall not, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements included therein not misleading. The information supplied by Parent for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to stockholders, at the time of the Company Stockholders' Meeting or Parent Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting or Parent Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Parent, Merger Sub or any of their respective affiliates, officers or directors should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Parent or Merger Sub will promptly inform the Company. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

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
    3.23 BOARD APPROVAL. The boards of directors of Parent and Merger Sub have, on or prior to the date hereof, unanimously approved this Agreement and the Merger and have heretofore adopted the resolutions contained in the Parent Schedules.

    3.24 FAIRNESS OPINION. Parent has received a written opinion from Donaldson, Lufkin & Jenrette, dated as of the date hereof, that, subject to the assumptions, qualifications and limitations set forth therein, the Exchange Ratio in the Merger is fair to Parent from a financial point of view, and has delivered to the Company a copy of such opinion.

                                   ARTICLE IV
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 CONDUCT OF BUSINESS OF THE COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company (which for the purposes of this Section 4.1 shall include the Company and each of its subsidiaries) agrees, except to the extent that Parent shall otherwise consent in writing, to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and to use all reasonable efforts consistent with past practices and policies to preserve intact the Company's present business organizations, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with the Company, to the end that the Company's goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. The Company shall promptly notify Parent of any event or occurrence not in the ordinary course of business of the Company, and will not enter into or amend any agreement or take any action which reasonably would be expected to have a Material Adverse Effect on the Company. Except as expressly contemplated by this Agreement, the Company shall not prior to the Effective Time or earlier termination of this Agreement pursuant to its terms, without the prior written consent of Parent:

        (a) Accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under the employee stock plans of the Company or authorize cash payments in exchange for any options granted under any of such plans, unless otherwise expressly required pursuant to the terms of the Company Option Plans;

        (b) Enter into partnership arrangements, joint development agreements or strategic alliances, agreements to create standards or agreements with "Standards" bodies;

        (c) Grant any severance or termination pay (i) to any executive officer or (ii) to any other employee except payments made in connection with the termination of employees who are not executive officers in amounts consistent with the Company's policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to Parent or pursuant to written agreements consistent with the Company's past agreements under similar circumstances;

        (d) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company's Intellectual Property Rights or enter into grants to future patent rights, other than licenses in connection with the sale of goods or services entered into in the ordinary course of business consistent with past practices;

        (e) Commence any litigation other than (i) for the routine collection of bills, (ii) for software piracy, or (iii) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the Company's business, provided that the Company consults with Parent prior to the filing of such a suit;

        (f) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

        (g) Repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements existing as of the date hereof requiring the repurchase of shares in connection with any termination of service to the Company;

        (h) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company stock options or warrants therefor outstanding as of the date of this Agreement, (ii) options to purchase shares of Company Common Stock granted to new employees in the ordinary course of business, consistent with past practice, subject to Section 4.1(q), (iii) shares of Company Common Stock issuable upon the exercise of the options referred to in clause (ii), and (iv) shares of Company Common Stock issuable to participants in the Company ESPP consistent with the terms of that plan;

        (i) Cause, permit or propose any amendments to the Company's Certificate of Incorporation or By-laws;

        (j) Except as set forth on the Company Schedules, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company, or enter into any joint ventures, strategic partnerships or alliances or purchase any distributors;

        (k) Sell, lease, license, encumber or otherwise dispose of any of the Company's properties or assets which are material, individually or in the aggregate, to the business of the Company, except in the ordinary course of business consistent with past practice;

        (l) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or guarantee any debt securities of others;

        (m) Adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees other than in the ordinary course of business, consistent with past practice;

        (n) Revalue any of the Company's assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

        (o) Pay, discharge or satisfy in an amount in excess of $100,000 (in any one case) or $250,000 (in the aggregate), any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities of the type reflected or reserved against in the Company Financials (or the notes thereto);

        (p) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Return or any amendment to a material Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

        (q) Intentionally take any action, including the acceleration of vesting of any options, warrants, restricted stock or other rights to acquire shares of the Company's capital stock, which would be reasonably likely to interfere with Parent's ability to account for the Merger as a pooling of interests; or

        (r) Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.l(a) through (q) above, or any action which would cause or would be reasonably likely to cause any of the conditions to the Merger set forth in Sections 6.1 or 6.3 not to be satisfied.

    4.2 CONDUCT OF BUSINESS OF PARENT. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, Parent (which for the purposes of this Section 4.2 shall include Parent and each of its subsidiaries) agrees, except to the extent that the Company shall otherwise consent in writing, to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and to use all reasonable efforts consistent with past practices and policies to preserve intact Parent's present business organizations, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with Parent, to the end that Parent's goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Parent shall promptly notify the Company of any event or occurrence not in the ordinary course of business of Parent, and will not enter into or amend any agreement or take any action which reasonably would be expected to have a Material Adverse Effect on Parent. Except as expressly contemplated by this Agreement, Parent shall not prior to the Effective Time or earlier termination of this Agreement pursuant to its terms, without the prior written consent of the Company:

        (a) Accelerate, amend or change the period of exercisability of options or restricted stock granted under the employee stock plans of Parent or authorize cash payments in exchange for any options granted under any of such plans;

        (b) Enter into partnership arrangements, joint development agreements or strategic alliances, agreements to create standards or agreements with "Standards" bodies;

        (c) Grant any severance or termination pay (i) to any executive officer or (ii) to any other employee except payments made in connection with the termination of employees who are not executive officers in amounts consistent with Parent's policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the Company or pursuant to written agreements consistent with Parent's prior agreements under similar circumstances;

        (d) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to Parent's Intellectual Property Rights or enter into grants to future patent rights, other than licenses in connection with the sale of goods or services entered into in the ordinary course of business consistent with past practices;

        (e) Commence any litigation other than (i) for the routine collection of bills, (ii) for software piracy, or (iii) in such cases where Parent in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of Parent's business, provided that Parent consults with the Company prior to the filing of such a suit;

        (f) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Parent;

        (g) Repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements existing as of the date hereof requiring the repurchase of shares in connection with any termination of service to Parent;

        (h) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of any shares of its capital stock of any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Parent Common Stock pursuant to the exercise of Parent stock options or warrants therefor outstanding as of the date of this Agreement, (ii) options to purchase shares of Parent Common Stock granted to new employees in the ordinary course of business, consistent with past practice, subject to Section 4.2(q), (iii) shares of Parent Common Stock issuable upon the exercise of the options referred to in clause (ii), and (iv) shares of Parent Common Stock issuable to participants in the Parent ESPP consistent with the terms of that plan;

        (i) Cause, permit or propose any amendments to Parent's Certificate of Incorporation or By-laws;

        (j) Except as set forth on the Parent Schedules, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Parent, or enter into any joint ventures, strategic partnerships or alliances or purchase any distributors;

        (k) Sell, lease, license, encumber or otherwise dispose of any of Parent's properties or assets which are material, individually or in the aggregate, to the business of Parent, except in the ordinary course of business consistent with past practice;

        (l) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Parent or guarantee any debt securities of others;

        (m) Adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees other than in the ordinary course of business, consistent with past practice;

        (n) Revalue any of Parent's assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

        (o) Pay, discharge or satisfy in an amount in excess of $100,000 (in any one case) or $250,000 (in the aggregate), any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities of the type reflected or reserved against in the Parent Financials (or the notes thereto);

        (p) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Return or any amendment to a material Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

        (q) Intentionally take any action, including the acceleration of vesting of any options, warrants, restricted stock or other rights to acquire shares of the Parents capital stock, which would be reasonably likely to interfere with Parent's ability to account for the Merger as a pooling of interests; or

        (r) Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (q) above, or any action which would cause or would be reasonably likely to cause any of the conditions to the Merger set forth in Sections 6.1 or 6.2 not to be satisfied.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    5.1 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT. As promptly as practicable after the execution of this Agreement, Parent and the Company shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of Parent and Company shall use its best efforts to have the Registration Statement declared effective as soon thereafter as practicable; provided, however, that Parent shall have no obligation to agree to account for the Merger as a "purchase" in order to cause the Registration Statement to become effective. The Proxy Statement shall include the fairness opinions of Broadview International and Donaldson, Lufkin & Jenrette referred to in Sections 2.24 and 3.24, respectively, each updated to within five
(5) business days prior to the effective date of the Registration Statement (it being understood that the failure of Broadview International or Donaldson, Lufkin & Jenrette to deliver to the Company or Parent, as the case may be, such an opinion for inclusion in the Proxy Statement shall not be considered, in and of itself, a breach of this Agreement). The Proxy Statement shall also include the recommendations of (i) the board of directors of the Company in favor of the Merger which shall not be withdrawn, modified or withheld except in compliance with the fiduciary duties of the Company's Board under applicable law and
(ii) the board of directors of Parent in favor of the Merger which shall not be withdrawn, modified or withheld except in compliance with the fiduciary duties of Parent's Board under applicable law.

    5.2 MEETINGS OF STOCKHOLDERS. Promptly after the date hereof, the Company shall take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and By-laws to convene the Company Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement and the Merger. The Company shall consult with Parent and use all reasonable efforts to hold the Company Stockholders' Meeting on the same day as the Parent Stockholders' Meeting. Promptly after the date hereof, Parent shall take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and By-laws to convene the Parent Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement and the Merger. Parent shall consult with the Company and shall use all reasonable efforts to hold the Parent Stockholders' Meeting on the same day as the Company Stockholders' Meeting.

    5.3  ACCESS TO INFORMATION, CONFIDENTIALITY.

        (a) Each party shall afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Effective Time to all information concerning the business, including the status of product development efforts, properties and personnel of such party as the other party may reasonably

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    request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

        (b) The parties acknowledge that Parent and the Company have previously executed a Non-Disclosure Agreement dated June 1, 1998 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

    5.4  NO SOLICITATION.

        (a) From and after the date of this Agreement until the Effective Time, the Company and its subsidiaries will not, and will cause their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or encourage submission of any inquiries, proposals or offers by any person, entity or group (other than Parent, Merger Sub and their affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any information concerning the Company or any of its subsidiaries to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist, facilitate or encourage, or enter into any agreement or understanding with, any person, entity or group (other than Parent, Merger Sub and their affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to the Company. From and after the date of this Agreement until the Effective Time, Parent and its subsidiaries will not, and will cause their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or encourage submission of any inquiries, proposals or offers by any person, entity or group (other than the Company and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any information concerning Parent or any of its subsidiaries to, or afford any access to the properties, books or records of Parent or any of its subsidiaries to, or otherwise assist, facilitate or encourage, or enter into any agreement or understanding with, any person, entity or group (other than the Company and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to Parent. For the purposes of this Agreement, an "Acquisition Proposal" shall mean any proposal relating to the possible acquisition of the Company or Parent, whether by way of merger, purchase of at least 50% of the capital stock of the Company or Parent, purchase of all or substantially all of the assets of the Company or Parent, or otherwise. In addition, subject to the other provisions of this Section 5.4, from and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the Company and its subsidiaries will not, and will cause their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal with respect to the Company made by any person, entity or group (other than Parent and/or Merger Sub). The Company will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Subject to the other provisions of this Section 5.4, from and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Parent and its subsidiaries will not, and will cause their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal with respect to Parent made by any person, entity or group (other than the Company). Parent will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

        (b) Notwithstanding the provisions of paragraph (a) above, prior to the approval of this Agreement and the Merger by the stockholders of the Company at the Company Stockholders' Meeting, (i) the Company may, to the extent the board of directors of the Company determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of paragraph (c), below, furnish information to any person, entity or group after such person, entity or group shall have delivered to the Company in writing, a Superior Proposal with respect to the Company, and (ii) Parent may, to the extent the board of directors of Parent determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of paragraph (c), below, furnish information to any person, entity or group after such person, entity or group shall have delivered to Parent in writing, a Superior Proposal with respect to Parent. For purposes of this Agreement, a "Superior Proposal" means an unsolicited bona fide Acquisition Proposal which the board of directors of the Company or Parent, as the case may be, in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the stockholders of the Company or Parent, as the case may be, from a financial point of view than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the board of directors (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group and which is likely to be consummated.

        (c) The Company may furnish information to a Person who has made a Superior Proposal only if the Company (i) first notifies Parent of the information proposed to be disclosed, (ii) first complies with the provisions of paragraph (e) below and (iii) provides such information pursuant to a confidentiality agreement at least as restrictive as the Confidentiality Agreement. Parent may furnish information to a Person who has made a Superior Proposal only if Parent (i) first notifies the Company of the information proposed to be disclosed, (ii) first complies with the provisions of paragraph (e) below and (iii) provides such information pursuant to a confidentiality agreement at least as restrictive as the Confidentiality Agreement.

        (d) In the event the Company receives a Superior Proposal, nothing contained in this Agreement shall prevent the board of directors of the Company from approving such Superior Proposal or recommending such Superior Proposal to the Company's stockholders, if the Board determines in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; in such case, the Board may amend or withdraw its recommendation of the Merger. Subject to the right of termination set forth in Section 7.1(f), except to the extent expressly set forth in this Section 5.4, nothing shall relieve the Company from complying with all other terms of this Agreement. In the event Parent receives a Superior Proposal, nothing contained in this Agreement shall prevent the board of directors of Parent from approving such Superior Proposal or recommending such Superior Proposal to Parent's stockholders, if the Board determines in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; in such case, the Board may amend or withdraw its recommendation of the Merger. Subject to the right of termination set forth in Section 7.1(g), except to the extent expressly set forth in this
    Section 5.4, nothing shall relieve Parent from complying with all other terms of this Agreement.

        (e) The Company will (i) notify Parent immediately if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and
    (ii) immediately communicate to Parent the terms and conditions of any such Acquisition Proposal or potential Acquisition Proposal or inquiry and the identity of the offeror or potential offeror. Parent will (i) notify the Company immediately if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) immediately communicate to the Company the terms and conditions of any such Acquisition Proposal or potential Acquisition Proposal or inquiry and the identity of the offeror or potential offeror.

        (f) Nothing contained in this Section 5.4 shall prevent the Company, Parent or their respective boards of directors from complying with the provisions of Rule 14e-2(a) and 14d-9 promulgated under the Exchange Act.

    5.5  EXPENSES.

        (a) Except as set forth in this Section 5.5, if the Merger is not consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, provided that Parent and the Company shall share equally all fees and expenses, other than attorneys, accountants and financial advisor's fees, incurred in connection with the printing and filing of the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto. If the Merger is consummated, all reasonable fees and expenses, including attorneys, accountants and financial advisor's fees (but excluding the printing and filing fees referenced in the preceding sentence) incurred by or for the benefit of the Company or its stockholders shall be paid by the Surviving Corporation.

        (b) If this Agreement is terminated by Parent pursuant to
    Section 7.1(b)(i), then the Company shall pay Parent for all of its reasonable out-of-pocket expenses, including but not limited to attorney's fees, accounting fees, financial printer expenses, filing fees and fees and expenses of financial advisors incurred in connection with this Agreement and the Merger ("Out of Pocket Expenses"), not to exceed $1,500,000. If this Agreement is terminated pursuant to Section 7. l(c)(i), then Parent shall pay the Company's Out-of-Pocket Expenses, not to exceed $1,500,000. If
    (i) the Company's board of directors amends, withholds or withdraws its recommendation of the Merger or (ii) the Company's stockholders do not approve the Merger at the Company Stockholders' Meeting, then, provided that Parent is not then in material breach of the terms of this Agreement, the Company shall pay Parent's Out-of-Pocket Expenses, not to exceed $1,500,000 upon written request therefor; provided, however, that any amounts paid to Parent in the event of clause (i) or (ii) shall reduce, on a dollar-for-dollar basis, the amount, if any, payable by the Company to Parent pursuant to Section 5.6(a) hereof. If (i) Parent's board of directors amends, withholds or withdraws its recommendation of the Merger or
    (ii) Parent's stockholders do not approve the Merger at the Parent Stockholder's Meeting, then, provided that the Company is not then in material breach of the terms of this Agreement, Parent shall pay the Company's Out-of-Pocket Expenses, not to exceed $1,500,000 upon written request therefor, provided, however, that any amounts paid to the Company in the event of clause (i) or (ii) shall reduce, on a dollar-for-dollar basis, the amount, if any, payable by Parent to the Company pursuant to
    Section 5.6(a) hereof. Notwithstanding the foregoing, nothing contained herein shall relieve any parry from liability for any breach of this Agreement.

    5.6  BREAK-UP FEE.

        (a) If for any reason (i) the board of directors of the Company adversely amends, withholds or withdraws its recommendation that the Company's stockholders approve the Merger and (ii) the stockholders of the Company fail to approve the Merger at the Company Stockholders' Meeting in accordance with applicable law, then, provided that Parent shall not have breached any of the representations, warranties, covenants or agreements made on its part such that either of the conditions set forth in Sections 6.2(a) or 6.2(b) will not be satisfied, the Company shall pay to Parent, within five (5) business days following Parent's written request therefor, the sum of $3,000,000 by wire transfer of immediately available funds to an account designated by Parent. If for any reason (i) the board of directors of Parent adversely amends, withholds or withdraws its recommendation that Parent's stockholders approve the Merger and (ii) the stockholders of Parent fail to approve the Merger at the Parent Stockholders' Meeting in accordance with applicable law, then, provided that the Company shall not have breached any of the representations, warranties, covenants or agreements made on its part such that either of the conditions set forth in Sections 6.3(a) or 6.3(b) will not be satisfied, Parent shall pay to the Company, within five (5) business days following the Company's written request therefor, the sum of $3,000,000 by wire transfer of immediately available funds to an account designated by the Company.

        (b) In the event the board of directors of the Company accepts or approves a Superior Proposal, or recommends to the stockholders of the Company a Superior Proposal, or adversely amends, withholds or withdraws its recommendation of the Merger after receipt by the Company of a Superior Proposal, and if either (i) such Superior Proposal is consummated within six months of the board of directors' acceptance or approval of such Superior Proposal, its recommendation to the stockholders of such Superior Proposal or its adverse amendment, withholding or withdrawal of its recommendation of the Merger (whichever occurs first), or (ii) if the Company shall enter into a definitive agreement, letter of intent or confidentiality agreement with respect to an Acquisition Proposal during the foregoing six-month period, which Acquisition Proposal is thereafter consummated, then upon such consummation the Company shall pay to Parent immediately upon request, the sum of $3,000,000 by wire transfer of immediately available funds to an account designated by Parent; provided however that if the Company shall terminate this Agreement pursuant to Section 7.1(f) hereof, the Company shall concurrently upon such termination pay to Parent the sum of $3,000,000 by wire transfer of immediately available funds to an account designated by Parent; and, provided further, however, that any amount payable to Parent pursuant to this clause 5.6(b) shall be reduced, on a dollar-for-dollar basis, by any amount theretofore paid to Parent pursuant to clause 5.6(a) above.

        (c) In the event the board of directors of Parent accepts or approves a Superior Proposal, or recommends to the stockholders of Parent a Superior Proposal, or adversely amends, withholds or withdraws its recommendation of the Merger after receipt by Parent of a Superior Proposal, and if either
    (i) such Superior Proposal is consummated within six months of the board of directors' acceptance or approval of such Superior Proposal, its recommendation to the stockholders of such Superior Proposal or its adverse amendment, withholding or withdrawal of its recommendation of the Merger (whichever occurs first), or (ii) if Parent shall enter into a definitive agreement, letter of intent or confidentiality agreement with respect to an Acquisition Proposal during the foregoing six-month period, which Acquisition Proposal is thereafter consummated, then upon such consummation Parent shall pay to the Company immediately upon request, the sum of $3,000,000 by wire transfer of immediately available funds to an account designated by the Company; provided however that if Parent shall terminate this Agreement pursuant to Section 7.1(g) hereof, Parent shall concurrently upon such termination pay to the Company the sum of $3,000,000 by wire transfer of immediately available funds to an account designated by the Company; and, provided further, however, that any amount payable to the Company pursuant to this clause 5.6(c) shall be reduced, on a dollar-for-dollar basis, by any amount theretofore paid to the Company pursuant to clause 5.6(a) above.

    5.7 PUBLIC DISCLOSURE. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq National Market, and in any event in accordance with the terms of the Confidentiality Agreement.

    5.8 POOLING ACCOUNTING. Parent and the Company shall each use its best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests. Each of Parent and the Company shall use its best efforts to cause its Affiliates (as defined in Section 5.10) not to take any action that would adversely affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests.

    5.9 AUDITORS' LETTERS. The Company shall use its best efforts to cause to be delivered to Parent a letter of KPMG LLP, independent auditors to the Company, dated a date within two business days before the date on which the Registration Statement becomes effective, and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Parent shall use its best efforts to be delivered to the Company a letter of Deloitte & Touche LLP, independent auditors to the Parent, dated a date within two business days before the date on which the Registration Statement becomes effective, and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

    5.10 AFFILIATE AGREEMENTS. Set forth respectively in Parent Schedules and the Company Schedules is a list of those persons who are, in Parent's or the Company's reasonable judgment, as the case may be, "affiliates" of Parent or the Company, as the case may be, within the meaning of Rule 145 (each such person who is an "affiliate" of Parent or the Company within the meaning of Rule 145 is referred to as an "Affiliate") promulgated under the Securities Act
("Rule 145"). Each of Parent and the Company shall provide the other such information and documents as the other shall reasonably request for purposes of reviewing such list. The Company shall use its best efforts to deliver or cause to be delivered to Parent prior to the Closing Date from each of the Affiliates of the Company, an executed Affiliate Agreement in the form attached hereto as EXHIBIT A (each, a "Company Affiliate Agreement"; collectively, the "Company Affiliate Agreements"). Parent shall use its best efforts to deliver or cause to be delivered to the Company prior to the Closing Date from each of the Affiliates of Parent, an executed Affiliate Agreement in the form attached hereto as EXHIBIT B (each a "Parent Affiliate Agreement"; collectively, the "Parent Affiliate Agreements"). Parent and Merger Sub shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by such Affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock, consistent with the terms of the Company Affiliate Agreements.

    5.11 FIRPTA. The Company shall deliver to the Internal Revenue Service a notice that the Company Common Stock is not a "U.S. Real Property Interest" as defined in and in accordance with the requirements of Treasury Regulation
Section 1.897-2(h)(2).

    5.12 LEGAL REQUIREMENTS. Each of Parent, Merger Sub and the Company will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement, and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other public or private third party required to be obtained or made in connection with the Merger or taking of any action contemplated by this Agreement.

    5.13 BLUE SKY LAWS. Parent shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Parent Common Stock pursuant hereto. The Company shall use its best efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock pursuant hereto.

    5.14 BEST EFFORTS AND FURTHER ASSURANCES. Each of the parties to this Agreement shall each use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement (including resolution of any litigation prompted hereby). Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

    5.15  STOCK OPTIONS.

        (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each a "Company Stock Option") under the Company Stock Option Plans, whether vested or unvested, will be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan immediately prior to the Effective Time, except that (i) such Company Stock Option shall be exercisable (when vested) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole cent.

        (b) Promptly after the Effective Time, Parent or the Surviving Corporation shall issue to each holder of an outstanding Company Stock Option a document evidencing the foregoing assumption of such Company Stock Option by Parent.

        (c) It is the intention of the parties that the Company Stock Options assumed by Parent qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent the Company Stock Options qualified as incentive stock options immediately prior to the Effective Time.

    5.16 FORM S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options and with respect to the Company ESPP no later than 30 days after the Closing Date.

    5.17 CERTAIN BENEFIT PLANS. Subject to compliance with pooling of interests accounting treatment of the Merger, Parent shall take such reasonable actions as are necessary to allow eligible employees of the Company to participate in the benefit programs of Parent, or alternative benefit programs substantially comparable to those applicable to employees of Parent on similar terms, as soon as practicable after the Effective Time in accordance with the terms of such programs. To the extent reasonably possible, eligible employees of the Company shall receive credit under any new benefit program for the duration of their service with the Company.

    5.18  INDEMNIFICATION.

        (a) After the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless each person who has at any time prior to the Effective Time been an officer, director or employee of the Company or any of its subsidiaries or other person entitled to be indemnified by the Company or any of its subsidiaries pursuant to their respective Certificates of Incorporation and By-laws as they are currently in effect on the date hereof to the same extent as provided in such Certificates of Incorporation and By-laws; provided that it is understood that the foregoing undertaking shall not grant to any such officers, directors or employees or other person rights of indemnity against either Parent or Surviving Corporation more extensive than those such persons may currently have against the Company.

        (b) After the Effective Time, Parent and the Surviving Corporation shall indemnify the persons who immediately prior to the Effective Time were directors or officers of the Company against (i) all actions, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company, in each case to the full extent a corporation is permitted under Delaware Law to indemnify its own directors and officers (and Parent and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such actual proceeding to each indemnified party to the full extent permitted by law upon receipt of any undertaking contemplated by
    Section 145 of the Delaware General Corporation Law). In connection with such indemnification, (x) any counsel retained by the indemnified parties for any period after the Effective Time shall be reasonably satisfactory to the Parent and Surviving Corporation, (y) after the Effective Time, the Surviving Corporation and Parent shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and
    (z) the Surviving Corporation and Parent will cooperate in the defense of any such matter; provided, that neither the Surviving Corporation nor Parent shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld. The indemnified parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more indemnified parties.

        (c) For a period of three years after the Effective Time, Parent shall cause the Surviving Corporation to use its best efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Parent) on terms comparable to those applicable to the then current directors and officers of Parent; provided, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage or such coverage as is available for such 200% of the annual premium.

        (d) This Section shall survive the consummation of the Merger, is intended to benefit and the indemnified parties, and shall be binding on all successors and assigns of the Parent and Surviving Corporation.

    5.19 TAX-FREE REORGANIZATION. Parent and the Company shall each use all reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368 of the Code.

    5.20 NMS LISTING. Parent shall authorize for listing on the Nasdaq National Market the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

    5.21 BOARD REPRESENTATION. Immediately prior to the Effective Time of the Merger, the board of directors of Parent shall take appropriate action to cause the number of directors comprising the full board of directors of Parent to be 5 persons, and to cause the board of directors of Parent to consist of (i) Pamela Reeve, (ii) two other persons who are currently members of the board of directors of Parent, (iii) Thomas Meyer and (iv) one other person who is currently a member of the board of directors of the Company.

    5.22 EMPLOYMENT ARRANGEMENTS. Prior to the Effective Date, Parent shall offer to enter into employment arrangements with each of the persons set forth in the Parent Schedules (the "Named

Company Employeees"). Such employment arrangements shall provide for employment of each Named Company Employee by Parent upon terms no less favorable to such Named Company Employee than the terms under which such person is employed by the Company on the date of this Agreement.

    5.23 VOTING AGREEMENTS. Concurrently with the execution and delivery of this Agreement, (i) each executive officer and director of the Company who holds Company Common Stock is executing and delivering to Parent a Stockholders Agreement and an irrevocable proxy pursuant to which such officer or director agrees to vote all of his shares of Company Common Stock to approve this Agreement and the Merger and against any other Acquisition Proposal, and grants Parent an irrevocable proxy to so vote such officer's or director's shares of Company Common Stock, in the form attached hereto as Exhibit C, and (ii) each executive officer and director of Parent who holds Parent Common Stock is executing and delivering to the Company a Stockholders Agreement and an irrevocable proxy pursuant to which such officer or director agrees to vote all of his shares of Parent Common Stock to approve this Agreement and the Merger and against any other Acquisition Proposal, and grants the Company an irrevocable proxy to so vote such officer's or director's shares of Parent Common Stock, in the form attached hereto as EXHIBIT D.

    5.24 NO SOLICITATION OF EMPLOYEES. Each party agrees that for a period of 12 months following termination, if any, of this Agreement pursuant to the provisions of Article VIII hereof, neither party shall solicit, induce or recruit any of the other party's employees to leave their employment.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been approved and adopted by the requisite vote under applicable law of the stockholders of each of the Company, Merger Sub and Parent.

        (b) REGISTRATION STATEMENT EFFECTIVE. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

        (c) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect.

        (d) TAX OPINIONS. Parent and the Company shall each have received substantially identical written opinions from their counsel, Foley, Hoag & Eliot LLP and Brobeck, Phleger, & Harrison LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.

        (e) HSR ACT. Any applicable waiting period under the HSR Act shall have expired or been terminated.

        (f) OPINION OF ACCOUNTANTS. Each of the parties to this Agreement shall have received letters from Deloitte & Touche LLP and KPMG LLP regarding those firms' concurrence with

    Parent management's and Company management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement; provided, however, that a party to this Agreement shall not be relieved of its obligation to effect the Merger if such party has breached its obligations under Section 5.8.

        (g) NASDAQ LISTING. The shares of Parent Common Stock issuable to stockholders of the Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

    6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF COMPANY. The obligations of the Company to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, for such breaches, inaccuracies or omissions of such representations and warranties which have neither had nor reasonably would be expected to have a Material Adverse Effect on Parent; and the Company shall have received a certificate to such effect signed on behalf of Parent by the President and Chief Financial Officer of Parent.

        (b) AGREEMENTS AND COVENANTS. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the President and Chief Financial Officer of Parent.

        (c) THIRD PARTY CONSENTS. The Company shall have been furnished with evidence satisfactory to it that Parent has obtained the consents, approvals and waivers set forth in Section 3.4 of the Parent Schedules.

        (d) LEGAL OPINION. The Company shall have received a legal opinion from Foley, Hoag & Eliot LLP, counsel to Parent, in substantially the form attached hereto as Exhibit E.

        (e) MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall not have occurred any Material Adverse Change in Parent.

        (f) AFFILIATE AGREEMENTS. Each of the parties identified by Parent pursuant to Section 5.10 hereof as being an Affiliate of Parent shall have delivered to the Company an executed Parent Affiliate Agreement which shall be in full force and effect.

        (g) ELECTION OF DIRECTORS. The persons named in Section 5.21 shall have been elected to the board of directors of Parent.

    6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the

    Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, for such breaches, inaccuracies or omissions of such representations and warranties which have neither had nor reasonably would be expected to have a Material Adverse Effect on the Company; and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by the President and Chief Financial Officer of the Company.

        (b) AGREEMENTS AND COVENANTS. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Parent and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company.

        (c) THIRD PARTY CONSENTS. Parent shall have been furnished with evidence satisfactory to it that the Company has obtained the consents, approvals and waivers set forth in Section 2.4 of the Company Schedules.

        (d) LEGAL OPINION. Parent shall have received a legal opinion from Brobeck, Phleger, & Harrison LLP, legal counsel to the Company, in substantially the form attached hereto as Exhibit F.

        (e) ADVERSE CHANGE. Since the date of this Agreement, there shall not have occurred any Material Adverse Change in the Company.

        (f) AFFILIATE AGREEMENTS. Each of the parties identified by the Company pursuant to Section 5.10 hereof as being an Affiliate of the Company shall have delivered to Parent an executed Company Affiliate Agreement which shall be in full force and effect.

        (g) EMPLOYMENT ARRANGEMENTS. Each Named Company Employee shall have entered into an employment arrangement with Parent as contemplated by
    Section 5.22, and no Named Company Employee shall have terminated such employment arrangement, or provided notice of his intention to do so.

        (h) ELECTION OF DIRECTORS. The persons named in Section 5.21 shall have been elected to the board of directors of Parent.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

    7.1 TERMINATION. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

    (a) by mutual written consent of the Company and Parent;

    (b) by Parent if:

        (i) there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and such breach has not been cured within five business days after written notice to the Company (provided, that Parent is not in material breach of the terms of this Agreement; and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, will not be satisfied, or

        (ii) the board of directors of the Company amends, withholds or withdraws its recommendation of the Merger (provided that Parent is not in material breach of the terms of this Agreement);

    (c) by the Company if:

        (i) there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub and such breach has not been cured within five days after written notice to Parent (provided, that the Company is not in material breach of the terms of this Agreement; and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, will not be satisfied, or

        (ii) the board of directors of Parent amends, withholds or withdraws its recommendation of the Merger (provided the Company is not in material breach of the terms of this Agreement);

    (d) by any party hereto if (i) there shall be a final, non-appealable order of a federal or state court in effect preventing consummation of the Merger;
(ii) there shall be any final action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity which would make consummation of the Merger illegal or which would prohibit Parent's ownership or operation of all or a material portion of the business of the Company, or compel Parent to dispose of or hold separate all or a material portion of the business or assets of the Company or Parent as a result of the Merger; (iii) if the Company's stockholders do not approve the Merger and this Agreement at the Company Stockholders' Meeting (provided that the Company may not terminate in these circumstances if it is in material breach of the term of this Agreement); or (iv) if Parent's stockholders do not approve the Merger and this Agreement at the Parent Stockholders' Meeting (provided that Parent may not terminate in these circumstances if it is in material breach of the terms of this Agreement);

    (e) by any party hereto if the Merger shall not have been consummated by February 28, 2001 (provided that if the Merger shall not have been consummated solely due to the waiting period (or any extension thereof) under the HSR Act, if applicable, not having expired or been terminated, then such date shall be extended to March 31, 2001); provided, further, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to any party whose willful failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

    (f) by any party hereto if the board of directors of the Company accepts or approves a Superior Proposal, or recommends a Superior Proposal to the stockholders of the Company.

    (g) by any party hereto if the board of directors of Parent accepts or approves a Superior Proposal, or recommends a Superior Proposal to the stockholders of Parent.

    Where action is taken to terminate this Agreement pursuant to this
Section 7.1, it shall be sufficient for such action to be authorized by the board of directors (as applicable) of the party taking such action.

    7.2  EFFECT OF TERMINATION.

        (a) In the event of termination of this Agreement as provided in
    Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub, the Company or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement, and, provided that the provisions of Sections 5.3(b), 5.5, and 5.6 and Article VII of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

        (b) Any termination of this Agreement by the Company pursuant to
    Section 7.1(f) hereof shall be of no force or effect unless prior to such termination the Company shall have paid to Parent the sum of $3,000,000 as prescribed by Section 5.6(b). Any termination of this Agreement by Parent pursuant to Section 7.1(g) hereof shall be of no force or effect unless prior to such termination Parent shall have paid to the Company the sum of $3,000,000 as prescribed by Section 5.6(c).

    7.3 NOTICE OF TERMINATION. Subject to Section 7.2(b), any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto.

    7.4 AMENDMENT. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

    7.5 EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    8.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

    8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

    (a)  if to Parent or Merger Sub, to:

           Lightbridge, Inc.
           67 South Bedford Street
           Burlington, Massachusetts 01803
           Attention: Chief Executive Officer
           Telecopy No.: (781) 359-4171

    with a copy to:

           Foley, Hoag & Eliot LLP
           One Post Office Square
           Boston, Massachusetts 02109
           Attention: John D. Patterson, Jr., Esq.
           Telecopy No.: (617) 832-7000

    (b)  if to the Company, to:

           Corsair Communications, Inc.
           3408 Hillview Avenue
           Palo Alto, California 94304

           Attention: Chief Executive Officer
           Telecopy No.: (650) 842-1426

    with a copy to:

           Brobeck, Phleger, & Harrison LLP
           12390 El Camino Real
           San Diego, California 92130
           Attention: Michael S. Kagnoff, Esq.
           Telecopy No.: (858) 720-2555

    8.3 INTERPRETATION. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

    8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    8.5 ENTIRE AGREEMENT. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules and the Parent Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede the Original Agreement and all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically set forth in
Section 5.18.

    8.6 SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    8.7 OTHER REMEDIES. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a parry of any one remedy will not preclude the exercise of any other remedy.

    8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

    8.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    8.10 ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

    IN WITNESS WHEREOF, Parent, Merger Sub, the Company have caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.

                        CORSAIR COMMUNICATIONS, INC.                         LIGHTBRIDGE, INC.

By:                     /s/ THOMAS C. MEYER                       By:        /s/ PAMELA D.A. REEVE
                        ---------------------------------------              ---------------------------------------

LIGHTNING MERGER CORPORATION

By:                     /s/ PAMELA D.A. REEVE
                        ---------------------------------------

                                                                         ANNEX B

                                October 26, 2000

Board of Directors
Lightbridge, Inc.
67 South Bedford Street
Burlington, Massachusetts 01803

Members of the Board:

    You have requested our opinion as to the fairness from a financial point of view to Lightbridge, Inc. (the "Company") of the Exchange Ratio (as defined below) pursuant to the terms of the Agreement and Plan of Reorganization dated as of October 26, 2000 (the "Agreement"), by and among the Company, Corsair Communications, Inc ("Target") and Lightning Merger Corporation, a wholly owned subsidiary of the Company ("Merger Sub") pursuant to which Merger Sub will be merged (the "Merger") with and into Target.

    Pursuant to the Agreement, each share of common stock, par value $.001 per share ("Target Common Stock"), of Target will be converted into the right to receive 0.5978 (the "Exchange Ratio") shares of common stock, par value $.01 per share ("Company Common Stock"), of the Company.

    In arriving at our opinion, we have reviewed the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Target, including information provided during discussions with the Company's management. Included in the information provided during discussions with the management of the Target were financial projections of the Target for the period beginning January 1, 2000 and ending December 31, 2001 prepared by management of the Target. Included in the information provided during discussions with the management of the Company were management's views on certain financial projections of the Target for the period beginning January 1, 2002 and ending December 31, 2005 and certain financial projections of the Company for the period beginning January 1, 2000 and ending December 31, 2005 prepared by management of the Company. In addition, we have compared certain financial and securities data of the Company and Target with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading Company Common Stock and Target Common Stock, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied upon, and assumed the accuracy and completeness of, all of the financial and other information that was available to us from public sources, that was provided to us by the Company, Target or their respective representatives, or that was otherwise reviewed by us and have assumed that the Company is not aware of any information prepared by it or its other advisors that might be material to our opinion that has not been made available to us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and Target as to the future operating and financial performance of the Company and Target, respectively. With respect to the views of management of the Company with respect to the financial projection of Target referred to above, we have relied on representations that such views reflect the best currently available estimates and judgements of the management of the Company as to the future operating and financial performance of the Target over such period. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have assumed that the Merger will be a tax free reorganization under the Internal Revenue Code of 1986, as amended.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which Company Common Stock will actually trade at any time. With respect to the contingent liabilities of Target related to the litigation and other proceedings in which Target is involved, we have not been requested to and do not express any opinion regarding the financial impact of these matters on Target or the Company and the effect, if any, of such matters on the fairness to the Company from financial point of view of the Exchange Ratio in the proposed Merger. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's board of directors, nor does it address the board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

    Donaldson, Lufkin & Jenrette ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has not performed investment banking or other services for either the Company or Target in the past three (3) years.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          /S/ ADAM PARTEN
                                          ______________________________________
                                          Adam Parten
                                          MANAGING DIRECTOR

                                                                         ANNEX C

                                                                October 26, 2000

                                                                    CONFIDENTIAL

Board of Directors
Corsair Communications, Inc.
3408 Hillview Avenue
Palo Alto, CA 94304

Dear Members of the Board:

    We understand that Corsair Communications, Inc. ("Corsair" or the "Company"), Lightbridge, Inc. ("Lightbridge" or "Parent") and Lightning Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which, through the merger of Merger Sub with and into the Company (the "Merger"), each outstanding share of common stock of the Company (the "Company Common Stock") will be converted into the right to receive
0.5978 (the "Exchange Ratio") shares of common stock of Parent (the "Parent Common Stock"). The Merger is intended to qualify as a reorganization within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended, and as a pooling of interests for accounting purposes. The terms and conditions of the above described Merger are more fully detailed in the Agreement.

    You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to Corsair stockholders.

    Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Corsair's board of directors and will receive a fee from Corsair upon the successful conclusion of the Merger.

    In rendering our opinion, we have, among other things:

     1.) reviewed the terms of the Agreement dated October 26, 2000, furnished to us by Foley, Hoag & Eliot LLP;

     2.) reviewed Corsair's financial press release dated October 17, 2000, for the period ended September 30, 2000, including the unaudited financial statements included therein, and reviewed Corsair's annual report on Form 10-K, for the fiscal year ended December 31, 1999, including the audited financial statements included therein;

     3.) reviewed certain internal financial and operating information concerning Corsair, including quarterly projections through December 31, 2001, relating to Corsair, prepared and furnished to us by Corsair management;

     4.) participated in discussions with Corsair management concerning the operations, business strategy, current financial performance and prospects for Corsair;

     5.) discussed with Corsair management its view of the strategic rationale for the Merger;

     6.) reviewed the recent reported closing prices and trading activity for Corsair Common Stock;

     7.) compared certain aspects of the financial performance of Corsair with public companies we deemed comparable;

     8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

     9.) reviewed recent equity research analyst reports covering Corsair;

    10.) reviewed Lightbridge's financial press release dated October 18, 2000, for the period ended September 30, 2000, including the unaudited financial statements included therein, and reviewed Lightbridge's annual report on Form 10-K405 for the fiscal year ended December 31, 1999, including the audited financial statements included therein;

    11.) participated in discussions with Lightbridge management concerning the operations, business strategy, financial performance and prospects for Lightbridge;

    12.) discussed with Lightbridge management its view of the strategic rationale for the Merger;

    13.) reviewed the recent reported closing prices and trading activity for Lightbridge Common Stock;

    14.) considered the total number of shares of Lightbridge Common Stock outstanding and the average weekly trading volume of Lightbridge Common Stock;

    15.) compared certain aspects of the financial performance of Lightbridge with public companies we deemed comparable;

    16.) reviewed recent equity analyst reports covering Lightbridge;

    17.) analyzed the anticipated effect of the Merger on the future financial performance of the combined entity;

    18.) participated in discussions related to the Merger with Corsair, Lightbridge and their respective advisors; and

    19.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Corsair or Lightbridge. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Corsair as to the future performance of Corsair. We have neither made nor obtained an independent appraisal or valuation of any of Corsair's assets.

Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to Corsair stockholders.

For purposes of this opinion, we have assumed that neither Corsair nor Lightbridge is currently involved in any material transaction other than the Merger, other publicly announced transactions, other preliminarily discussed transactions confidentially disclosed to us, and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Lightbridge Common Stock will trade at any time.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the board of directors of Corsair in connection with its consideration of the Merger and does not

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
constitute a recommendation to any Corsair stockholder as to how such stockholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Prospectus/Proxy Statement to be distributed to Corsair stockholders in connection with the Merger.

                                          Sincerely,

                                          /s/ BROADVIEW INTERNATIONAL LLC
                                          ______________________________________
                                          Broadview International LLC

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